Exhibit 99.2
Notice of annual meeting of shareholders to be held on May 26, 2010
Focused on
Cameco
MANAGEMENT PROXY CIRCULAR
April 9, 2010

April 9, 2010
Dear Shareholder,
As a shareholder, you are invited to attend our annual meeting of shareholders on Wednesday, May 26, 2010, at Cameco’s head office in Saskatoon. Attending the shareholder meeting gives you an opportunity to hear first hand about the company, vote in person on the items of business and meet with management, our board of directors and fellow shareholders. If you cannot come to the meeting, you can vote by proxy.
It’s important to vote your shares. The circular contains important information about the meeting, voting, the nominated directors, our governance practices and how we compensate our executives and directors. It also describes the board’s role and responsibilities and the key activities the five board committees undertook in 2009.
On behalf of the board, I would like to thank George Dembroski and Robert Peterson for their contributions and support over many years. Mr. Dembroski has served on Cameco’s board since 1996. As a former Vice Chairman and director of RBC Dominion Securities, Mr. Dembroski brought valuable experience in capital markets and mergers and acquisitions to the board and was particularly vigilant in keeping the board focused on shareholder value. He recently served as chair of the nominating, corporate governance and risk committee and was a member of the audit and human resources and compensation committees.
Mr. Peterson has served on the board since 1994. He was appointed to the Senate of Canada in 2005 and is currently President and Chief Operating Officer of Denro Holdings Ltd., a diversified corporation involved in real estate development, investor fund management and property management. Mr. Peterson brought the government perspective to the board and helped develop our governance and oversight practices, and served as a member of the audit, human resources and compensation and safety, health and environment committees.
Both directors are retiring from the board and we wish them well.
The board and management thank you for your confidence in Cameco. Please remember to vote.
Sincerely,
(signed)
Victor J. Zaleschuk
Chair of the board
Cameco Corporation

What’s inside

Notice of our annual meeting of shareholders	1

Management proxy circular	2
About our shareholder meeting	3
What the meeting will cover	3
Who can vote	4
How to vote	6
About the nominated directors	8
About the auditors	23
Governance at Cameco	24
How we compensate our directors and executives	43
Advisory vote on approach to executive compensation	85
Shareholder proposals	86
Other information	86
Appendixes	87
A Interpretation	87
B Board mandate	88

Notice of our 2010 annual meeting of shareholders
You are invited to our 2010 annual meeting of shareholders

When Wednesday, May 26, 2010 1:30 p.m.	Where Cameco Corporation 2121 -11th Street West Saskatoon, Saskatchewan
Your vote is important
If you held common shares in Cameco on March 29, 2010, you are entitled to receive notice of and to vote at this meeting.
This enclosed management proxy circular describes who can vote, what the meeting will cover and how to vote. Please read it carefully.
By order of the board,
(signed)
Gary M.S. Chad, Q.C.
Senior Vice-President
Governance, Law and Corporate Secretary
Saskatoon, Saskatchewan
April 9, 2010
NOTICE OF OUR 2010 ANNUAL MEETING OF SHAREHOLDERS      1

Management proxy circular
You have received this circular because you owned Cameco common shares on March 29, 2010.
As a shareholder, you have the right to attend our annual meeting of shareholders on May 26, 2010 and to vote your shares in person or by proxy.
To encourage you to vote, you may be contacted directly by Cameco employees or representatives of Laurel Hill Advisory Group (Laurel Hill). If you have any concerns or need any assistance voting, please contact Laurel Hill at 1.877.304.0211.
We are paying Laurel Hill approximately $30,000 for their services.
The board of directors has approved the contents of this document and has authorized us to send it to you. We have also sent a copy to each of our directors and to our auditors.
Your package may also include our business overview brochure and 2009 annual report (if you requested a copy). This information is also available on our website (www.cameco.com).
In this document, you and your refer to the shareholder. We, us, our and Cameco mean Cameco Corporation. Shares and Cameco shares mean Cameco’s common shares, unless otherwise indicated.
The information in this management proxy circular is as of March 15, 2010, unless otherwise indicated.
Your vote is important. This circular describes what the meeting will cover and how to vote. Please read it carefully and vote, either by completing the form included with this package or by attending the meeting in person.
(signed)
Gary M.S. Chad, Q.C.
Senior Vice-President
Governance, Law and Corporate Secretary
April 9, 2010
2     CAMECO CORPORATION

About our shareholder meeting
Our annual meeting gives you the opportunity to vote on items of Cameco business, receive an update on the company, meet face to face with management and interact with our board of directors.
What the meeting will cover
Directors — see page 8
You will elect directors to our board. About the nominated directors starting on page 8 tells you about the nominated directors, their background and experience, and any board committees they currently sit on. All of the directors are elected for a term of one year.
Auditors — see page 23
You will vote on reappointing the auditors. The board, on the recommendation of the audit committee, has proposed that KPMG LLP (KPMG) be reappointed as our auditors. See page 23 for information about the services KPMG provided in 2009 and the fees we paid them. The board has invited a representative of KPMG to attend the meeting.
Financial statements — see our 2009 annual report or go to www.cameco.com/investors
You will receive the consolidated financial statements for the year ended December 31, 2009, and the auditors’ report on the statements. These are included in our 2009 annual report, which has been mailed to you if you requested a copy. You can also download a copy from our website.
Advisory vote to approach to executive compensation — see page 85
In 2010, you will vote on our approach to executive compensation as disclosed in this circular. Your vote is advisory and non-binding, and will provide the board and the human resources and compensation committee with important feedback.
Other business
If other items of business are properly brought before the meeting or after any adjournment, you (or your proxyholder, if you are voting by proxy) can vote as you see fit. We are not aware of any other items of business to be considered at the meeting.
We need a quorum
We can only hold the meeting and transact business if at the beginning of the meeting we have a quorum — where the people who attend the meeting hold or represent by proxy at least 5% of the total number of issued and outstanding common shares of Cameco.
2010 MANAGEMENT PROXY CIRCULAR     3

Who can vote
We have common shares and one class B share, but only holders of common shares have full voting rights in Cameco.
If you held common shares at the close of business on March 29, 2010 (we call this the record date), you or the person you appoint as your proxyholder can attend the annual meeting and vote your shares. Each Cameco common share you own represents one vote, except where noted below.
As of March 15, 2010, we had 392,940,373 issued and outstanding common shares, and all of these shares are entitled to be voted at the meeting.
Ownership and voting restrictions
There are restrictions on issuing, transferring and owning Cameco common shares whether you own the shares as a registered shareholder, hold them beneficially or control your investment interest in Cameco directly or indirectly. These are described in the Eldorado Nuclear Limited Reorganization and Divestiture Act (Canada) (ENL Reorganization Act) and our company articles.
The following is a summary of the limitations listed in our company articles. See Appendix A for the definitions in the ENL Reorganization Act.
Individuals
A Canadian resident, either individually or together with associates, cannot beneficially own or control shares or other Cameco securities representing more than 25% of the votes that can be cast to elect directors.
Non-residents
A non-resident of Canada, either individually or together with associates, cannot beneficially own or control shares or other Cameco securities representing more than 15% of the total votes that can be cast to elect directors.
Voting restrictions
All votes cast at the meeting by non-residents, either beneficially or controlled directly or indirectly, will be counted and pro-rated collectively to limit the proportion of votes cast by non-residents to no more than 25% of the total shareholder votes cast at the meeting.
Enforcement
The company articles allow us to enforce the ownership and voting restrictions by:
•	suspending voting rights

•	forfeiting dividends

•	prohibiting the issue and transfer of Cameco shares

•	requiring the sale or disposition of Cameco shares

•	suspending all other shareholder rights
To verify compliance with restrictions on ownership and voting of Cameco shares, we require shareholders to declare their residency, ownership of Cameco shares and other things relating to the restrictions. Nominees such as banks, trust companies, securities brokers or other financial institutions who hold the shares on behalf of beneficial shareholders need to make the declaration on their behalf.
How Cameco was formed
Cameco Corporation was formed in 1988 by privatizing two crown corporations, combining the uranium mining and milling operations of Saskatchewan Mining Development Corporation and the uranium mining, refining and conversion operations of Eldorado Nuclear Limited.
Cameco received these assets in exchange for:
•	assuming substantially all of the current liabilities and certain other liabilities of the two companies

•	issuing common shares

•	issuing one class B share

•	issuing promissory notes.
The company was incorporated under the Canada Business Corporations Act.
Ownership restrictions were put in place so that Cameco would remain Canadian owned. The uranium mining industry has restrictions on ownership by non-residents.
You can find more information about our history in our 2010 annual information form, which is available on our website (www.cameco.com/investors).
Questions?
If you have questions about completing the proxy form or residency declaration, or about the meeting in general, contact our proxy solicitation agent, Laurel Hill Advisory Group:

Phone:	1.877.304.0211
(toll free within North America)

1.416.637.4661
(collect calls from outside North America)

1.416.637.4661
(institutional investors or brokers)
4      CAMECO CORPORATION

If you own the shares in your name, you will need to complete the residency declaration on the enclosed proxy form. Copies will be available at the meeting if you are planning to attend in person. If we do not receive your signed declaration, we may consider you to be a non-resident of Canada.
The board will use these declarations or other information to decide whether there has been a contravention of our ownership restrictions.
Principal holders of our common shares
Management, to the best of its knowledge, is not aware of any shareholder holding 5% or more of our common shares.
About Class B shares
The province of Saskatchewan holds our one class B share. This entitles the province to receive notices of and attend all meetings of shareholders, for any class or series.
The class B shareholder can only vote at a meeting of class B shareholders, and only as a class if there is a proposal to:
•	amend Part 1 of Schedule B of the articles, which states that:
•	Cameco’s registered office and head office operations must be in Saskatchewan

•	the vice-chairman of the board, chief executive officer (CEO), president, chief financial officer (CFO) and generally all of the senior officers (vice-presidents and above) must live in Saskatchewan

•	all annual meetings of shareholders must be held in Saskatchewan
•	amalgamate, if it would require an amendment to Part 1 of Schedule B of the articles, or

•	amend the articles, in a way that would change the rights of class B shareholders
2010 MANAGEMENT PROXY CIRCULAR      5

How to vote
You can vote by proxy, or you can attend the annual meeting and vote your shares in person.
Voting by proxy
Voting by proxy is the easiest way to vote. It means you are giving someone else the authority to attend the meeting and vote for you (called your proxyholder).
Gerald W. Grandey, president and CEO of Cameco, or in his absence Gary M.S. Chad, senior vice-president, governance, law and corporate secretary (the Cameco proxyholders), have agreed to act as proxyholders to vote your shares at the meeting according to your instructions. Alternatively, you can appoint someone else to represent you and vote your shares at the meeting.
If you appoint the Cameco proxyholders but do not tell them how you want to vote your shares, your shares will be voted:
•	for electing the nominated directors who are listed in the form and management proxy circular

•	for appointing KPMG LLP as auditors

•	for the advisory resolution on our approach to executive compensation
If for any reason before or during the meeting a nominated director becomes unable to serve, the Cameco proxyholders have the right to vote for another nominated director at their discretion, unless you have directed that your shares be withheld from voting.
If there are amendments or other items of business that are properly brought before the meeting, the proxyholder you have appointed can vote as he or she sees fit.
Proxy voting process
Non-registered shareholders
If you plan to vote by proxy, follow the instructions on the enclosed form to vote your shares by mail or via the internet. If you plan to appoint a proxyholder to attend the meeting for you, each financial institution has its own voting instructions so be sure to follow the instructions on the enclosed form. You are subject to an earlier deadline to give your nominee enough time to send your instructions to our transfer agent, CIBC Mellon Trust Company (CIBC Mellon) before the meeting, so be sure to send your completed form right away. If you have any questions or need help voting, please contact our proxy solicitation agent, Laurel Hill Advisory Group, at 1.877.304.0211.
Registered shareholders
You can vote by:
1.	fax

2.	mail

3.	internet

4.	appointing someone else to attend the meeting and vote your shares for you
By fax
Complete the enclosed proxy form, including the section on declaration of residency, sign and date it and fax both pages of the form to:
CIBC Mellon Trust Company
Attention: Proxy department
1.866.781.3111 (toll free within North America)
416.368.2502 (from outside North America)
By mail
Complete your proxy form, including the section on declaration of residency, sign and date it, and send it to CIBC Mellon in the envelope provided.
If you are mailing your proxy and did not receive a return envelope, please send the completed form to:
CIBC Mellon Trust Company
Attention: Proxy department
P.O. Box 721
Agincourt, Ontario M1S 0A1
6      CAMECO CORPORATION

On the internet
Go to www.eproxyvoting.com/cameco and follow the instructions on screen. You will need your control number, which appears below your name and address on your proxy form. We need to receive your voting instructions before 1:30 p.m. CST on Monday, May 24, 2010.
Appointing someone else to attend the meeting and vote your shares for you
Print the name of the person you are appointing as your proxyholder in the space provided. This person does not need to be a shareholder. Make sure the person you are appointing is aware and attends the meeting. Your proxyholder will need to see a representative of CIBC Mellon when they arrive at the meeting.
The voting process is different depending on whether you are a registered or non-registered shareholder
You are a registered shareholder if your name appears on your share certificate.
You are a non-registered shareholder if your bank, trust company, securities broker, trustee or other financial institution holds your shares (your nominee). This means the shares are registered in your nominee’s name, and you are the beneficial shareholder.
Signing the proxy
If you are an administrator, trustee, attorney or guardian for a person who beneficially holds or controls Cameco shares, or an authorized officer or attorney acting on behalf of a corporation, estate or trust that beneficially holds or controls our common shares, please follow the instructions on the proxy form.
Send us your proxy form right away
Your vote will be counted if CIBC Mellon receives your vote online before 1:30 p.m. CST on Monday, May 24, 2010, or your properly completed proxy form via fax or mail before 1:30 p.m. CST on Tuesday, May 25, 2010. They must receive this information at least 24 hours before the start of any meeting that is postponed or adjourned.
Voting in person
If you want to vote in person at the meeting:
Non-registered shareholders
Follow the instructions on the enclosed form, or contact your nominee to find out how you can attend the meeting and vote in person.
Registered shareholders
Do not complete the enclosed proxy form. When you arrive at the meeting, please see a representative of CIBC Mellon. Your vote will be taken and counted during the meeting.
Changing your vote
If you have voted by proxy, you can revoke your vote in the following ways:
Non-registered shareholders
Instructions that are provided on a form with a later date, or at a later time in the case of voting on the internet, will revoke any prior instructions provided they are received at least 24 hours before the meeting. Otherwise, contact your nominee if you want to revoke your proxy or change your voting instructions, or if you change your mind and decide to vote in person.
Registered shareholders
Instructions that are provided by a form with a later date at least 24 hours before the meeting, or at a later time at least 48 hours before the meeting in the case of voting on the internet, will revoke any prior instructions. Otherwise:
•	send a notice in writing to the corporate secretary at Cameco, at 2121 — 11th Street West, Saskatoon, Saskatchewan S7M 1J3 so he receives it by 4:30 p.m. CST on May 25, 2010. If the meeting is postponed or adjourned, you will need to send the notice by 4:30 p.m. CST at least one business day before the postponed or adjourned meeting is held.
•	give notice in writing to the chair of the meeting, at the meeting or the postponed or adjourned meeting
The notice can be from you or your attorney if he or she has your written authorization. If the shares are owned by a corporation, the written notice must be from its authorized officer or attorney.
Voting results
CIBC Mellon, our transfer agent, counts the votes on our behalf. This is carried out independently to make sure the individual shareholder votes are kept confidential. CIBC Mellon only sends a proxy form to us when:
•	it is clear that a shareholder wants to communicate with management

•	the law requires it.
Go to www.cameco.com/investors or www.sedar.com after the meeting to see the voting results.
2010 MANAGEMENT PROXY CIRCULAR      7

About the nominated directors
Our board of directors is responsible for overseeing management and Cameco’s business affairs. As shareholders, you elect the board as your representatives. This section tells you about the directors who have been nominated to serve on our board.
This year the board has decided that 12 directors are to be elected. All of the nominated directors currently serve on the board. George Dembroski and Robert Peterson are retiring from the board because they will both be at least 72 as of our next annual meeting, which is the retirement age for our directors.
You can vote for all of these directors, vote for some of them and withhold votes for others, or withhold votes for all of them. Unless otherwise instructed, the named proxyholders will vote for all of the nominated directors listed on pages 9 to 14.
See the following pages for key information about the directors:

Director profiles	9
Meeting attendance	16
Skills and experience	18
Continuing education and development	21
Our goal is to assemble a board that operates cohesively, and challenges and questions management in a constructive way. When assessing directors for the board, we look at:
•	the overall mix of their skills and experience

•	how active they are in understanding our business and participating in meetings

•	their character, integrity, judgment and record of achievement

•	diversity (including gender, aboriginal heritage, age and geographic representation such as Canada, the US, Europe and Asia)
We also look at a director’s ability to contribute to our board, the time they have available and their other directorships because these are important factors that enhance the quality of the board’s decision-making and its oversight of management and our business affairs overall.
All of the nominated directors are independent, except for Gerald W. Grandey, our president and CEO, and Donald H. F. Deranger, president of Points Athabasca Contracting Ltd., which provides construction and other services to Cameco. (We paid Points Athabasca Contracting Ltd. $30.8 million in 2009 for construction and contracting services.) Each of the nominated directors is eligible to serve as a director and has expressed his or her willingness to do so. Directors who are elected will serve until the end of the next annual meeting, or until a successor is elected or appointed.
Our policy on majority voting
If a director receives more withheld votes than for votes, he or she will offer to resign. Our nominating, corporate governance and risk committee will review the matter and then recommend to the board whether to accept the resignation. The director will not participate in any board or committee deliberations on the matter.
The board will announce its decision within 90 days of the meeting. If it rejects the offer, it will disclose the reasons why. If the board accepts the offer, it may appoint a new director to fill the vacancy.
The board adopted this policy in 2006 on the recommendation of the nominating, corporate governance and risk committee, and we believe it reflects good corporate governance.
Serving together on other boards
A. Anne McLellan and Victor J. Zaleschuk serve together on the boards of Agrium Inc. and Nexen Inc.
They do not sit on the same committees at Agrium, but serve together on Nexen’s finance committee and health, safety, environment and social responsibility committee.
8      CAMECO CORPORATION

Director profiles
The table below provides information about each nominated director, including their background and experience, other directorships and Cameco securities they held as of December 31, 2009.
John H. Clappison
63
Toronto, Ontario
Canada
Director since 2006
Independent
John H. Clappison is the former managing partner of the Greater Toronto Area office of PricewaterhouseCoopers LLP. He is a fellow of the Institute of Chartered Accountants and worked with PwC (or its predecessor firm) for 37 years. Mr. Clappison brings extensive financial experience to Cameco’s board with his accounting expertise and as a financial expert and chair of the audit committee.
In addition to the public company boards listed below, Mr. Clappison serves as a director of the private company, Summitt Energy Holdings LP, and is actively involved with the Canadian Foundation for Facial Plastic and Reconstructive Surgery, Shaw Festival Theatre Endowment Foundation and The Corporation of Massey Hall and Roy Thomson Hall Endowment Foundation. Other than the public company boards listed below, Mr. Clappison has not served on any other public company boards over the past five years.

Cameco board and board committees	Meeting attendance		Other public company boards

Board of directors	12 of 12	100%	Canadian Real Estate Investment Trust
Audit (chair)	6 of 6	100%	Rogers Communications Inc.
Reserves oversight	1 of 1	100%	Sun Life Financial Inc.
Safety, health and environment	5 of 5	100%
Securities held:

				Total value of	Meets share
	Cameco		Total Cameco	Cameco shares and	ownership
Fiscal year	shares	DSUs	shares and DSUs	DSUs	target

2009	2,000	7,494	9,494	$322,131	no — has until
2008	2,000	4,869	6,869	$144,592	Jan. 3, 2011 to
Change	—	2,625	2,625	$177,539	acquire additional
					shares and DSUs
					equal to $360,000
Options held: nil
Total amount of equity at risk (Cameco shares, DSUs and options): $322,131 in 2009, $144,592 in 2008
Joe F. Colvin
67
Kiawah Island, South Carolina
USA
Director since 1999
Independent
Joe F. Colvin is a board director and the vice president/president-elect of the American Nuclear Society. He was elected president emeritus of the Nuclear Energy Institute Inc. (the Washington-based policy organization for the US nuclear energy industry) in February 2005, after serving as the Institute’s president and CEO from 1996 to 2005. Mr. Colvin also held senior management positions with the Nuclear Management and Resources Committee and the Institute for Nuclear Power Operations, and served as a line officer with the US Navy nuclear submarine program for 20 years. Mr. Colvin also serves as a director of the Foundation for Nuclear Studies. Other than the public company board listed below, he has not served on any other public company boards over the past five years.
Mr. Colvin has a bachelor of science degree in electrical engineering from the University of New Mexico, has completed advanced studies in nuclear engineering and is a graduate of Harvard University’s advanced management program. Mr. Colvin brings a wealth of knowledge of the nuclear industry to the board and his role as chair of the safety, health and environment committee.

Cameco board and board committees	Meeting attendance		Other public company boards

Board of directors	12 of 12	100%	American Ecology Corporation
Nominating, corporate governance and risk	7 of 7	100%
Safety, health and environment (chair)	5 of 5	100%
Securities held:

				Total value of	Meets share
	Cameco		Total Cameco	Cameco shares and	ownership
Fiscal year	shares	DSUs	shares and DSUs	DSUs	target

2009	4,000	81,502	85,502	$2,901,083	Yes
2008	6,000	77,781	83,781	$1,763,590
Change	(2,000)	3,721	1,721	$1,137,493
Options held : nil
Total amount of equity at risk (Cameco shares, DSUs and options): $2,901,083 in 2009, $1,763,590 in 2008
2010 MANAGEMENT PROXY CIRCULAR      9

James R. Curtiss
56
Brookeville, Maryland
USA
Director since 1994
Independent
James R. Curtiss has been the principal of Curtiss Law since April 2008. He was a partner with the law firm of Winston & Strawn LLP in Washington, DC, where he concentrated his practice in energy policy and nuclear regulatory law from 1993 until March 2008. He was also a commissioner with the US Nuclear Regulatory Commission from 1988 to 1993. Other than the public company board listed below, Mr. Curtiss has not served on any other public company boards over the past five years.
Mr. Curtiss received a bachelor of arts and a juris doctorate from the University of Nebraska. Mr. Curtiss is a frequent speaker at nuclear industry conferences and has spoken on topics such as licensing and regulatory reform, advanced reactors and fuel cycle issues. Mr. Curtiss brings legal experience in the nuclear industry to the board, particularly in the area of nuclear regulatory law. Mr. Curtiss has been the chair of our human resources and compensation committee since 2002, and has kept abreast of the wide range of issues in executive compensation through various director education seminars.

Cameco board and board committee	Meeting attendance		Other public company boards

Board of directors	12 of 12	100%	Constellation Energy Group
Human resources and compensation (chair)	8 of 8	100%
Nominating, corporate governance and risk	4 of 4	100%
Safety, health and environment	2 of 2	100%
Securities held:

				Total value of
	Cameco		Total Cameco	Cameco shares	Meets share
Fiscal year	shares	DSUs	shares and DSUs	and DSUs	ownership target

2009	5,700	92,120	97,820	$3,319,033	yes
2008	15,600	88,298	103,898	$2,187,053
Change	(9,900)	3,822	(6,078)	$1,131,980
Options held:

			Total	Value of in-the-
Date granted	Expiry date	Exercise price	unexercised	money options

Feb 26/02	Feb 25/10	7.307	6,000	$556,193
March 10/03	March 9/11	5.880	12,000
Sept 21/04	Sept 20/14	15.792	3,300
Total amount of equity at risk (Cameco shares, DSUs and options): $3,875,226 in 2009, $2,468,902 in 2008
Donald H.F. Deranger
54
Prince Albert, Saskatchewan
Canada
Director since 2009
Not independent
Donald H.F. Deranger has been the Athabasca Vice Chief of the Prince Albert Grand Council since 2003. He has won a number of awards for his initiatives in employment, training and economic development for members of the Athabasca sector in northern Saskatchewan.
Mr. Deranger is an advisor to the Athabasca Basin Development Corporation and president of Points Athabasca Contracting Ltd., which does business with Cameco. He also serves as a director of the Prince Albert Development Corporation, Mackenzie River Basin Board and the City of Prince Albert Board of Police Commissioners, and is a member of the Saskatchewan Fisheries Advisory Committee. Mr. Deranger has not served on any other public company boards over the past five years.
As a leader in the Saskatchewan aboriginal community, Mr. Deranger brings to the board a deep understanding of the culture and peoples of northern Saskatchewan where Cameco’s richest assets are located. Mr. Deranger also worked as a uranium miner many years ago and brings this personal experience to the board and as a member of the safety, health and environment committee.

Cameco board and board committees	Meeting attendance		Other public company boards

Board of directors	6 of 6	100%	none
Reserves oversight	1 of 1	100%
Safety, health and environment	3 of 3	100%
Securities held:

				Total value of
	Cameco		Total Cameco	Cameco shares	Meets share
Fiscal year	shares	DSUs	shares and DSUs	and DSUs	ownership target

2009	0	1,739	1,739	$59,004	no — has until
2008	n/a	n/a	n/a	n/a	May 27, 2014 to
Change	—	1,739	1,739	$59,004	acquire additional
					shares and DSUs
					equal to $360,000
Options held: nil
Total amount of equity at risk (Cameco shares, DSUs and options): $59,004 in 2009
10     CAMECO CORPORATION

James K. Gowans
58
Toronto, Ontario
Canada
Director since 2009
Independent
James K. Gowans is the chief operating officer and chief technical officer of DeBeers SA and president and CEO of DeBeers Canada Inc. (a diamond exploration and mining company). Prior to that, he was the senior vice-president and COO of PT Inco in Indonesia (a nickel producing company) from 2002 to 2006. In addition to the public company board listed below, Mr. Gowans sits on the board of DeBeers Canada Inc. and is the chair of The Mining Association of Canada. He is the past-president of the Canadian Institute of Mining, Metallurgy and Petroleum, and served on the board of Bison Gold Resources Inc., a junior exploration public company, from 2006 to 2008.
Mr. Gowans received a bachelor of applied science in mineral engineering (mining and mineral processing) degree from the University of British Columbia and attended the Banff School of Advanced Management. Mr. Gowans brings to the board experience in exploration and mining and as a CEO of a mining company. His mining knowledge and perspective on the importance of corporate social responsibility are valuable as a member of our reserves oversight and our safety, health and environment committees.

Cameco board and board committees	Meeting attendance		Other public company boards

Board of directors	6 of 6	100%	PhosCan Chemical Corp.
Nominating, corporate governance and risk	4 of 4	100%
Reserves oversight	1 of 1	100%
Safety, health and environment	3 of 3	100%
Securities held:

				Total value of
	Cameco		Total Cameco	Cameco shares	Meets share
Fiscal year	shares	DSUs	shares and DSUs	and DSUs	ownership target

2009	1,000	3,179	4,179	$141,793	no — has until
2008	n/a	n/a	n/a	n/a	May 27, 2014 to
Change	1,000	3,179	4,179	$141,793	acquire additional
					shares and DSUs
					equal to $360,000
Options held: nil
Total amount of equity at risk (Cameco shares, DSUs and options): $141,793 in 2009
Gerald W. Grandey
63
Saskatoon, Saskatchewan
Canada
Director since 2000
Not independent — President and CEO
Gerald W. Grandey is the president and CEO of Cameco Corporation. He has a degree in geophysical engineering from the Colorado School of Mines and a law degree from Northwestern University. Mr. Grandey’s presence on the board is fundamental to maintaining the necessary level of communication between the board and management for a well run organization. He also provides the board with knowledge and insights to further their understanding of all aspects of the nuclear industry.
Mr. Grandey currently serves on the board of the Nuclear Energy Institute, and the boards of the Saskatoon Chapters of the YMCA and Junior Achievement. He served on the public company board of Centerra Gold Inc., a gold mining company and former Cameco subsidiary, from 2004 to 2007.

Cameco board and board committees	Meeting attendance		Other public company boards

Board of directors	11* of 12	92%	none
Not a member of any committee because he is president and CEO

*	Mr. Grandey could not attend the short board meeting immediately following the 2009 annual meeting of shareholders because he was attending a Cameco press conference.
Securities held:

				Total value of
	Cameco		Total Cameco	Cameco shares and	Meets share
Fiscal year	shares	DSUs	shares and DSUs	DSUs	ownership target

2009	314,666	—	314,666	$10,676,617	yes
2008	309,302	—	309,302	$6,510,807
Change	5,364	—	5,364	$4,165,810
Options held: see Incentive plan awards on page 77
Total amount of equity at risk (Cameco shares and options): $32,231,359 in 2009, $15,984,249 in 2008
2010 MANAGEMENT PROXY CIRCULAR      11

Nancy E. Hopkins
55
Saskatoon, Saskatchewan
Canada
Director since 1992
Independent
Nancy E. Hopkins, Q.C. is a partner with the law firm of McDougall Gauley, LLP in Saskatoon, where she concentrates her practice on corporate and commercial law and taxation. In addition to the public company boards listed below, Ms. Hopkins is vice-chair of the board of governors of the University of Saskatchewan, chair of the board of the Saskatoon Airport Authority and serves as a director of the Canada Pension Plan Investment Board. Except for the public companies listed below, she has not served on any other public company boards over the past five years.
Ms. Hopkins has a bachelor of commerce degree and a bachelor of laws degree from the University of Saskatchewan. She is an honorary member of the Institute of Chartered Accountants of Saskatchewan.
Ms. Hopkins brings to the board extensive experience in the Saskatchewan business community. Her board experience with a wide range of respected organizations has provided her with a strong governance background and a wealth of knowledge for assuming her new role as chair of our nominating, corporate governance and risk committee.

Cameco board and board committees	Meeting attendance		Other public company boards

Board of directors	11 of 12	92%	Growthworks Canadian Fund Ltd.
Audit	6 of 6	100%	Growthworks Commercialization Fund Ltd.
Nominating, corporate governance and risk (chair)	7 of 7	100%
Securities held:

				Total value of
	Cameco		Total Cameco	Cameco shares and	Meets share
Fiscal year	shares	DSUs	shares and DSUs	DSUs	ownership target

2009	11,500	13,443	24,943	$846,316	yes
2008	11,500	10,761	22,261	$468,594
Change	—	2,682	2,682	$377,722
Options held:

			Total	Value of in-the-
Date granted	Expiry date	Exercise price	Unexercised	money options

Feb 26/02	Feb 25/10	$7.307	9,000	$996,957
Mar 10/03	Mar 9/11	$5.880	27,000
Total amount of equity at risk (Cameco shares, DSUs and options): $1,843,273 in 2009, $1,001,871 in 2008

Oyvind Hushovd
60
Kristiansand S.,
Norway
Director since 2003
Independent
Oyvind Hushovd is a corporate director and the former chair and CEO of Gabriel Resources Ltd. (a precious metals exploration and development company), retiring in 2005. Prior to that, he was the president and CEO of Falconbridge Limited (a nickel and copper mining company) from 1996 to 2002. In addition to the public company boards listed below, Mr. Hushovd sits on the board of Ivanhoe Nickel & Platinum Ltd, a privately held corporation. During the last five years, he served on the public company boards of Gabriel Resources Ltd. (2002-2006), Lionore Mining International Limited (2002-2007), Nuinsco Resources Limited (2002-2005) and Western Oil Sands Inc. (2003-2007).
Mr. Hushovd received a master of economics and business administration degree from the Norwegian School of Business and a master of law degree from the University of Oslo. He brings many years of experience as a mining executive to the board. His mining knowledge is very important as a member of the reserves oversight committee, and his financial experience as chief financial officer of Falconbridge Limited is valuable as a member of the audit committee.

Cameco board and board committees	Meeting attendance		Other public company boards

Board of directors	12 of 12	100%	Inmet Mining Corporation
Audit	6 of 6	100%	Nyrstar NV
Human resources and compensation	8 of 8	100%
Reserves oversight	2 of 2	100%
Securities held:

				Total value of
	Cameco		Total Cameco	Cameco shares	Meets share
Fiscal year	Shares	DSUs	shares and DSUs	and DSUs	ownership target

2009	0	22,825	22,825	$774,452	yes
2008	0	17,306	17,306	$364,291
Change	—	5,519	5,519	$410,161
Options held: nil
Total amount of equity at risk (Cameco shares, DSUs and options): $774,452 in 2009, $364,291 in 2008
12      CAMECO CORPORATION

J.W. George Ivany
71
Kelowna, British Columbia
Canada
Director since 1999
Independent
J.W. George Ivany is a corporate director and is the former president and vice-chancellor of the University of Saskatchewan. Dr. Ivany received a bachelor of science degree in chemistry and physics and a diploma in education from the Memorial University of Newfoundland. He received a master of arts degree in physics education from the Teachers College, Columbia University and a PhD in secondary education from the University of Alberta. He has not served on any other public company boards over the past five years.
Dr. Ivany brings his scientific and educational training to the board, along with his management and governance experience in running a major Canadian university.

Cameco board and board committees	Meeting attendance		Other public company boards

Board of directors	12 of 12	100%	none
Audit	6 of 6	100%
Human resources and compensation	8 of 8	100%
Nominating, corporate governance and risk	4 of 4	100%
Safety, health and environment	3 of 3	100%
Securities held:

				Total value of
	Cameco		Total Cameco	Cameco shares	Meets share
Fiscal year	shares	DSUs	shares and DSUs	and DSUs	ownership target

2009	0	25,707	25,707	$872,239	yes
2008	0	22,908	22,908	$482,213
Change	—	2,799	2,799	$390,026
Options held: nil
Total amount of equity at risk (Cameco shares, DSUs and options): $872,239 in 2009, $564,671 in 2008

A. Anne McLellan
59
Edmonton, Alberta
Canada
Director since 2006
Independent
The Honourable A. Anne McLellan is a former Deputy Prime Minister of Canada and has held several senior cabinet positions, including federal Minister of Natural Resources, Minister of Health, Minister of Justice and Attorney General of Canada, and federal interlocutor of Métis and non-status Indians. Prior to entering politics in 1993, Ms. McLellan was a law professor and administrator at the University of Alberta. Since leaving politics, she has been appointed distinguished scholar in residence at the University of Alberta in the Institute for United States Policy Studies and is counsel in the national law firm of Bennett Jones, LLP.
Ms. McLellan holds a bachelor of arts degree and a law degree from Dalhousie University, and a master of laws degree from King’s College, University of London. In 2007, Ms. McLellan completed the Directors’ Education Program through the Corporate Governance College. She brings an understanding of government regulatory matters and international affairs to the board. As a member of the human resources and compensation committee, nominating corporate governance and risk committee and the safety, health and environment committee, Ms. McLellan brings diverse management experience gained as a senior Minister and Deputy Prime Minister of the Government of Canada and from her work on other boards and with non-profit organizations.
In addition to the public company boards listed below, Ms. McLellan serves on the boards of Canadian Business for Social Responsibility, the Royal Alexandra Hospital Charitable Foundation, the Edmonton Airport Authority and the Edmonton Chapter of Habitat for Humanity. She is a Trudeau Foundation mentor and the chair of the 2010 campaign for the United Way of Capital Region (Edmonton). Except for the public company boards listed below, she has not served on any other public company boards over the past five years.

Cameco board and board committees	Meeting attendance		Other public company boards

Board of directors	11 of 12	92%	Agrium Inc.
Human resources and compensation	8 of 8	100%	Nexen Inc.
Nominating, corporate governance and risk	7 of 7	100%
Safety, health and environment	5 of 5	100%
Securities held:

				Total value of	Meets share
	Cameco		Total Cameco	Cameco shares and	ownership
Fiscal year	shares	DSUs	shares and DSUs	DSUs	target

2009	100	13,331	13,431	$455,714	yes
2008	100	10,650	10,750	$226,288
Change	—	2,681	2,681	$229,426
Options held: nil
Total amount of equity at risk (Cameco shares, DSUs and options): $455,714 in 2009, $226,288 in 2008
2010 MANAGEMENT PROXY CIRCULAR      13

A. Neil McMillan
58
Saskatoon, Saskatchewan
Canada
Director since 2002
Independent
A. Neil McMillan is the president and CEO of Claude Resources Inc. (a Saskatchewan-based gold mining and oil and gas producing company). He previously served on the board of Atomic Energy Canada Ltd. (a Canadian government nuclear reactor production and services company). Except for the public company boards listed below, Mr. McMillan has not served on any other public company boards over the past five years.
Mr. McMillan received a bachelor of arts degree in history and sociology from the University of Saskatchewan, and is a former member of the Saskatchewan legislature. Prior to joining Claude Resources Inc. in 1995, Mr. McMillan worked with RBC Dominion Securities Inc. as a registered representative and the Saskatoon branch manager.
Mr. McMillan’s experience as the CEO of a Saskatchewan-based mining company gives the board access to a ground level view of many of the daily mining risks and opportunities faced by Cameco. His background as an investment adviser and legislator are valuable when the board is reviewing investment opportunities. Mr. McMillan’s knowledge and experience of the mining industry assist in the board’s oversight of regulatory matters and are important attributes as he assumes his new role as chair of our reserves oversight committee.

Cameco board and board committees	Meeting attendance		Other public company boards

Board of directors	12 of 12	100%	Claude Resources Inc.
Audit	6 of 6	100%	Shore Gold Inc.
Reserves oversight (chair)	2 of 2	100%
Safety, health and environment	2 of 2	100%
Securities held:

				Total value of
	Cameco		Total Cameco	Cameco shares and	Meets share
Fiscal year	shares	DSUs	shares and DSUs	DSUs	ownership target

2009	600	18,680	19,280	$654,170	yes
2008	600	15,948	16,548	$348,335
Change	—	2,732	2,732	$305,835
Options held: nil
Total amount of equity at risk (Cameco shares, DSUs and options): $654,170 in 2009, $348,335 in 2008

Victor J. Zaleschuk
66
Calgary, Alberta
Canada
Director since 2001
Independent
Victor J. Zaleschuk is a corporate director and chair of Cameco’s board of directors. He is the former president and CEO of Nexen Inc., a publicly traded independent global energy and chemicals company. Mr. Zaleschuk brings to the board his vast experience in the resource industry as a former CEO of a major Canadian oil and gas resource company with international holdings, a financial background as a former chief financial officer and experience in mergers and acquisitions.
Mr. Zaleschuk has been a chartered accountant since 1967 and holds a bachelor of commerce degree from the University of Saskatchewan. Except for the public company boards listed below, Mr. Zaleschuk has not served on any other public company boards over the past five years.

Cameco board and board committees*	Meeting attendance		Other public company boards

Board of directors (chair)	12 of 12	100%	Agrium Inc.
Human resources and compensation	5 of 5	100%	Nexen Inc.
Nominating, corporate governance and risk	4 of 4	100%
Reserves oversight	2 of 2	100%

*	As board chair, Mr. Zaleschuk also attended 13 board committee meetings in an ex officio capacity.
Securities held:

				Total value of
	Cameco		Total Cameco shares	Cameco shares and	Meets share
Fiscal year	shares	DSUs	and DSUs	DSUs	ownership target

2009	10,615	43,605	54,220	$1,839,685	yes
2008	10,615	35,106	45,721	$962,427
Change	—	8,499	8,499	$877,258
Options held:

			Total	Value of in-the-
Date granted	Expiry	Exercise price	unexercised	money options
Mar 10/03	Mar 9/11	$5.880	18,000	$504,900
Total amount of equity at risk (Cameco shares, DSUs and options): $2,344,585 in 2009, $1,482,861 in 2008
14     CAMECO CORPORATION

Notes to the director profiles:
•	Each director has provided the information about the Cameco shares they own or exercise control or direction over.

•	DSUs refer to deferred share units under our DSU plan for directors.

•	We calculated the total value of Cameco shares and DSUs using $33.93 for 2009 and $21.05 for 2008, the year-end closing prices of Cameco shares on the Toronto Stock Exchange (TSX).

•	Options held refer to stock options under our plan that have not been exercised. The board stopped granting options to directors on October 28, 2003. In 2004, Mr. Curtiss exercised reload options to receive additional options with a 10-year term. We stopped awarding reload options in 1999.

•	The exercise prices and number of options have been adjusted to reflect stock splits of Cameco shares.

•	The in-the-money value is calculated as the difference between $33.93 (the 2009 year-end closing price of Cameco shares on the TSX) and the exercise price of the options, multiplied by the number of options held at December 31, 2009.
2010 MANAGEMENT PROXY CIRCULAR      15

Meeting attendance
We believe that an active board governs more effectively, so we expect directors to attend all board meetings, all of their respective committee meetings, and the annual meeting of shareholders. Directors can participate by teleconference if they cannot attend in person. The table below shows the number of board and committee meetings each director attended in 2009:

Name	Board meetings attended		Committee meetings attended		Total meetings attended
John S. Auston	5 of 6	83%	3 of 5	60%	8 of 11	73%
John H. Clappison	12 of 12	100%	12 of 12	100%	24 of 24	100%
Joe F. Colvin	12 of 12	100%	12 of 12	100%	24 of 24	100%
Harry D. Cook	5 of 6	83%	7 of 7	100%	12 of 13	92%
James R. Curtiss	12 of 12	100%	14 of 14	100%	26 of 26	100%
George S. Dembroski	11 of 12	92%	15 of 18	83%	26 of 30	87%
Donald H.F. Deranger	6 of 6	100%	4 of 4	100%	10 of 10	100%
James K. Gowans	6 of 6	100%	8 of 8	100%	14 of 14	100%
Gerald W. Grandey	11 of 12	92%	n/a	n/a	11 of 12	92%
Nancy E. Hopkins	11 of 12	92%	13 of 13	100%	24 of 25	96%
Oyvind Hushovd	12 of 12	100%	16 of 16	100%	28 of 28	100%
J.W. George Ivany	12 of 12	100%	21 of 21	100%	33 of 33	100%
A. Anne McLellan	11 of 12	92%	20 of 20	100%	31 of 32	97%
A. Neil McMillan	12 of 12	100%	10 of 10	100%	22 of 22	100%
Robert W. Peterson	12 of 12	100%	19 of 19	100%	31 of 31	100%
Victor J. Zaleschuk	12 of 12	100%	11 of 11	100%	23 of 23	100%
Mr. Auston could not attend one board meeting and two committee meetings due to illness. Mr. Auston and Mr. Cook resigned from the board on May 27, 2009.
Mr. Grandey could not attend the short board meeting immediately following the 2009 annual meeting because he was attending a Cameco press conference. Mr. Grandey, as president and CEO of Cameco, is not a member of any board committees so they can operate independently of management.
Mr. Zaleschuk also attended 13 committee meetings in an ex-officio capacity, as chair of the board.
16       CAMECO CORPORATION

The table below shows the current committee membership, director independence and the total number of board and committee meetings held in 2009:

Nominating,
		Human resources and	corporate		Safety, health and
		compensation	governance and risk	Reserves oversight	environment
Name	Audit committee	committee	committee	committee	committee

Independent directors

John H. Clappison	Chair				•
Joe F. Colvin			•		Chair
James R. Curtiss		Chair	•
George S. Dembroski	•	•	•
James K. Gowans			•	•	•
Nancy E. Hopkins	•		Chair
Oyvind Hushovd	•	•		•
J.W. George Ivany	•	•			•
A. Anne McLellan		•	•		•
A. Neil McMillan	•			Chair
Robert W. Peterson	•	•			•
Victor J. Zaleschuk				•

Non-independent directors

Donald H.F. Deranger				•	•
Gerald W. Grandey

Total meetings in 2009 Board: 12	6	8	7	2	5

2010 MANAGEMENT PROXY CIRCULAR      17

Skills and experience
A board with a broad mix of skills and expertise can more effectively oversee the wide range of issues that arise with a company of our size and complexity, and make more informed decisions.
To help with the board’s ongoing development, assist in recruiting new directors, and enhance the quality of the board overall as we embark on our ambitious growth strategy, in 2009 the nominating, corporate governance and risk committee:
•	completed a comprehensive review of the board skills matrix

•	asked the directors to complete a self-assessment against the new matrix

•	carried out a survey of board diversity
The committee will use this information when it is recruiting new directors to the board. You can find information about board renewal and director tenure on page 31.
Skills matrix
The committee retained an independent consultant to assist with the effort. Together, they developed a seven-step review that solicited input from the committee, the board chair and senior management at critical stages:
The new skills matrix has 14 categories of skills and attributes, and all of the directors, including Mr. Dembroski and Mr. Peterson, completed a self-assessment of their skills.
The matrix includes three core skills and attributes we expect of all directors who serve on our board. The table below lists the core competencies and the number of directors by level according to their self-assessments.

Self-assessment of core skills and attributes	Number of directors who ranked themselves in these areas
(expected of all directors)	Outstanding	Strong	Average
Independent minded Willingness to articulate and challenge points of view with management and fellow directors	12	2	0

Team player Respectful, collegial approach and willingness to step up to share expertise and lead as appropriate	14	0	0

Financially literate Comfortable with reading, interpreting and working with basic financial reports; demonstrates understanding of the key financial levers of the business	8	4	2
18    CAMECO CORPORATION

The next table lists the 11 categories of skills and experience that are essential to the board overall, to effectively oversee and act as a strategic resource for the company. The table also illustrates the number of directors who have the indicated level of expertise according to their self-assessments.

		Strong working	Basic level of
Self-assessment of skills and experience	Expert	knowledge	knowledge
Managing/leading growth Experience driving strategic direction and leading growth of an organization, preferably including the management of multiple significant projects	8	2	4

Business judgment Track record of leveraging own experience and wisdom in making sound strategic and operational business decisions; demonstrates business acumen and a mindset for risk oversight	6	8	0

Mining, exploration and operations Experience with a leading mining or resource company with reserves, exploration and operations expertise	4	3	7

Operational excellence Experience in a complex chemical or nuclear operating environment creating and maintaining a culture focused on safety, the environment and operational excellence	4	3	7

Industry knowledge Knowledge of the uranium/nuclear industries, market and business imperatives, international regulatory environment and stakeholder management	3	6	5

International Experience working in a major organization that carries on business in one or more international jurisdictions, preferably in countries or regions where we have or are developing operations	6	4	4

Human capital Experience in the oversight of significant, sustained succession planning and talent development and retention programs, including executive compensation	10	4	0

Financial expertise Experience as a professional accountant, CFO or CEO in financial accounting and reporting and corporate finance	5	5	4

Investment banking/mergers and acquisitions Experience in the field of investment banking or in mergers and acquisitions	2	5	7

Board experience Prior or current experience as a board member for a major organization with a current governance mindset, including a focus on Corporate Social Responsibility	11	3	0

Government relations Experience in, or a thorough understanding of, the workings of government and public policy both domestically and internationally	6	7	1
Board diversity
We are subject to terms of the Investment Canada Act, the Uranium Non-Resident Ownership Policy and the Canada Business Corporations Act. These require at least two-thirds of our directors to be Canadian citizens and half to be Canadian residents.
As part of the matrix review process, the nominating, corporate governance and risk committee also surveyed its members, the board chair and our senior executives about board diversity.
2010 MANAGEMENT PROXY CIRCULAR     19

The survey focused on ethnicity, non-Canadian residents, gender, political affiliation and age, and confirmed the importance of having:
•	at least one aboriginal director from Saskatchewan because many of our operations are based in the province

•	two directors who are US residents

•	one or two directors from Europe and/or Asia

•	two to three female directors

•	younger directors
None of the respondents felt there was a need to seek directors who have specific political affiliations.
The survey results give the committee and the board important insights for enhancing board composition in the future.
20    CAMECO CORPORATION

Continuing education and development
Continuing education helps our directors keep abreast of changing governance issues and requirements, and understand issues we face within the context of our business. The table below lists the conferences, seminars and courses that our directors attended in 2009, and the sessions that members of the audit committee attended as part of their continuing education program.

2009	Topic	Presented/hosted by	Attended by
January 8	The directors’ series: Preparing for year-end audit committee meetings	Deloitte & Touche	Nancy E. Hopkins

January 13	The financial crisis: Implications for executive compensation	Hugessen Consulting	A. Anne McLellan

February 5	Traditional lands, duty to consult and treaty land entitlement in western Canada	Gary Merasty Vice-President, Corporate Social Responsibility	John H. Clappison Joe F. Colvin Harry D. Cook James R. Curtiss George S. Dembroski Gerald W. Grandey Nancy E. Hopkins	Oyvind Hushovd J.W. George Ivany A. Anne McLellan A. Neil McMillan Robert W. Peterson Victor J. Zaleschuk

February 6	IFRS: Benefits, risks and risk mitigation	Kelly Orr Vice-President, Controller	John H. Clappison Joe F. Colvin Harry D. Cook James R. Curtiss George S. Dembroski Gerald W. Grandey Nancy E. Hopkins	Oyvind Hushovd J.W. George Ivany A. Anne McLellan A. Neil McMillan Robert W. Peterson Victor J. Zaleschuk

April 22	Directors’ briefing — managing risk	PricewaterhouseCoopers	John H. Clappison

April 23	How will the new income tax accounting standard affect your IFRS conversion plan?	KPMG	John H. Clappison

May 4	Third annual executive compensation: Getting it right	Lexpert	James R. Curtiss George S. Dembroski

May 26	Executive compensation: Tackling pay for performance in a volatile environment	Hugessen Consulting	A. Anne McLellan

June 10	Strengthening audit committee oversight during economic uncertainty	KPMG Audit Committee Roundtable	John H. Clappison

June 11	The directors’ series: Governing through a recession	Deloitte & Touche	Nancy E. Hopkins

June 26	IFRS and GAAP update	KPMG	John H. Clappison

June 29-30	Nuclear industry overview	Cameco Corporation	John H. Clappison Donald H.F. Deranger James K. Gowans A. Neil McMillan

August 10	IFRS Presentation to Cameco	KPMG	John H. Clappison George S. Dembroski Donald H.F. Deranger James K. Gowans Nancy E. Hopkins	Oyvind Hushovd J.W. George Ivany A. Neil McMillan Robert W. Peterson Victor J. Zaleschuk

September 14-16	The impact of governance in the nuclear power industry	Goizueta Business School — Emory University in Association with INPO	James R. Curtiss

September 30	Board committee peer exchange	NYSE and Corporate Board Member	John H. Clappison James R. Curtiss

October 1-2	Annual boardroom summit	NYSE and Corporate Board Member	John H. Clappison Joe F. Colvin James R. Curtiss George S. Dembroski	Donald H.F. Deranger J.W. George Ivany Robert W. Peterson Victor J. Zaleschuk

October 8	Say on pay	Hugessen Consulting	James R. Curtiss

2010 MANAGEMENT PROXY CIRCULAR    21

2009	Topic	Presented/hosted by	Attended by
October 15	IFRS update	Deloitte & Touche	John H. Clappison

October 17	Executive and director compensation committee seminar	National Association of Corporate Directors (NACD)	James R. Curtiss

October 29	Uranium exploration	Colin Macdonald Vice-President, Exploration	John H. Clappison Joe F. Colvin James R. Curtiss Donald. H.F. Deranger Gerald W. Grandey Nancy E. Hopkins	Oyvind Hushovd J.W. George Ivany A. Anne McLellan A. Neil McMillan Robert W. Peterson Victor J. Zaleschuk

October 29	Cameco’s transition to IFRS	Kelly Orr Vice-President, Controller Cherise Grychowski Manager, Financial Reporting	John H. Clappison Joe F. Colvin James R. Curtiss Donald. H.F. Deranger Gerald W. Grandey Nancy E. Hopkins	Oyvind Hushovd J.W. George Ivany A. Anne McLellan A. Neil McMillan Robert W. Peterson Victor J. Zaleschuk

November 4-5	Nuclear safety: Setting the global standard	Institute of Nuclear Power Operations (INPO)	Gerald W. Grandey

November 19	The directors’ series: Risk intelligent governance	Deloitte & Touche	John H. Clappison Nancy E. Hopkins

November 24	Agencies, boards and crowns: Understanding the dynamics	Institute of Corporate Directors (ICD)	A. Anne McLellan

December 2	Overseeing the IFRS transition and communications with stakeholders	KPMG Audit Committee Roundtable	Nancy E. Hopkins John H. Clappison

December 2	The Canadian mining sector: Transition to IFRS	KPMG	All directors

December 9	IFRS training	Agrium Inc.	A. Anne McLellan Victor J. Zaleschuk
22      CAMECO CORPORATION

About the auditors
The auditors fulfill a critical role, reinforcing the importance of a diligent and transparent financial reporting process that strengthens investor confidence.
KPMG LLP (KPMG), or its predecessor firms, have been our auditors since incorporation. You can vote for reappointing KPMG as our auditors until the end of the next annual meeting, or you can withhold your vote. Unless otherwise instructed, the named proxyholders will vote for reappointing KPMG. We need a simple majority of votes cast for KPMG, by person or by proxy, to approve their reappointment.
KPMG provides us with four types of services:
•	audit services - generally relate to reviewing annual and interim financial statements and notes, conducting the annual audit and providing other services regulators may require of auditors. These may also include services for registration statements, prospectuses, reports and other documents that are filed with securities regulators, or other documents issued for securities offerings.

•	audit-related services - include consulting on accounting matters, attest services not directly linked to the financial statements that are required by regulators, conducting audits of employee benefit plans and audits of affiliates, as well as reviewing and testing results for internal controls over financial reporting.

•	tax services - relate to tax compliance, tax advice and tax planning that are beyond the scope of the annual audit. These may include transfer-pricing surveys for the tax authorities, preparing corporate and personal tax returns, and advice and consulting on international tax matters, tax implications of capital market transactions and capital tax.

•	other services - include other professional services that KPMG and/or its affiliates provide us and our subsidiaries or joint ventures from time to time.
The table below shows the fees we paid to KPMG and its affiliates for their services for the years ended December 31, 2009 and 2008:

				% of
	2009	%of total fees	2008	total fees
	($)	(%)	($)	(%)

Audit fees
Cameco	1,756,900	49.2	1,388,760	44.6
Centerra and other subsidiaries	978,600	27.4	1,197,276	38.5

Total audit fees	2,735,500	76.6	2,586,036	83.1

Audit-related fees
Cameco	219,800	6.1	98,200	3.1
Centerra and other subsidiaries	32,300	0.9	—	—
Translation services	424,000	11.9	170,000	5.5
Pensions	—	—	15,000	0.5

Total audit-related fees	676,100	18.9	283,200	9.1

Tax fees
Compliance	40,000	1.1	121,500	3.9
Planning and advice	122,400	3.4	122,300	3.9

Total tax fees	162,400	4.5	243,800	7.8

All other fees	—	—	—	—

Total fees	3,574,000	100.0	3,113,036	100.0

The audit committee is responsible for reviewing and approving KPMG’s audit plan, fees, performance, qualifications, independence and audit of our financial statements. You can find more information about the audit committee starting on page 35.
2010 MANAGEMENT PROXY CIRCULAR      23

Governance at Cameco
Cameco recognizes the importance of sound governance, and we firmly believe it is the foundation for strong corporate performance.
This section tells you about two key elements of governance at Cameco: our board and how it operates, and our compensation practices.

About our board	25
Independence	25
Our expectations for directors	26
The role of the board	29
Board renewal and tenure	31
Governance policies, standards and practices	31
Communicating with the board	33
Board committees	33
24      CAMECO CORPORATION

About our board
Our board of directors is responsible for overseeing management and Cameco’s business affairs. Its goal is to ensure we continue to operate as a successful business, optimizing financial returns to increase our value over time while effectively managing the risks we face in our business.
Our board works within a climate of respect, trust and candor, fostering a culture of open dialogue. It fulfills its duties by:
•	maintaining a governance framework that sets broad areas of responsibility and includes appropriate checks and balances for effective decision-making and approvals

•	making decisions that set the tone, character and strategic direction for the company and approving the vision, mission, values and guiding principles developed by management

•	regularly monitoring management’s effectiveness, including its leadership, recommendations, decisions and execution of strategies to ensure that the CEO and senior management carry out their responsibilities
The board has delegated the day-to-day responsibility for corporate governance to the nominating, corporate governance and risk committee. The committee is responsible for defining our approach to corporate governance issues (including reviewing our corporate governance guidelines once a year and recommending any appropriate changes to the board) and managing the board’s relationship with management.
The board reviews our corporate governance framework and practices and revises them as regulations change, and as industry and shareholder expectations and corporate best practices continue to evolve.
You can find more information about our corporate governance practices on our website (www.cameco.com/responsibility/governance/practices/), or by writing to our corporate secretary.
Independence
Any director who does not have a direct or indirect material relationship with us is defined as independent. A relationship is material when it could reasonably interfere with a director’s ability to make independent decisions, regardless of any other association he or she may have.
The board believes that at least a substantial majority of our directors must be independent, and that the audit committee, human resources and compensation committee and the nominating, corporate governance and risk committee must consist entirely of independent directors.
Directors must give the nominating, corporate governance and risk committee information about their business and other relationships with us (including our affiliates) and with senior management (and their affiliates). They must also advise the committee if there are any material changes to their circumstances or relationships that could affect the board’s assessment of independence.
The board is responsible for determining whether or not each director is independent. It uses criteria that meet the standards of the Canadian Securities Administrators as set out in Multilateral Instrument 52-110 — Audit Committees, National Policy 58-201 — Corporate Governance Guidelines and the New York Stock Exchange (NYSE) corporate governance standards.
We reviewed and updated our criteria for director independence in February 2008. See Appendix B for more information.
Assessment
The board has reviewed each nominated director and decided that Gerald W. Grandey and Donald H.F. Deranger are not independent. Mr. Grandey is our president and CEO, and Mr. Deranger is an executive with Points Athabasca Contracting Ltd., which provides construction and other services to Cameco.
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Independent chair
The board appointed a non-executive, independent director as its chair to help it function independently of management. Victor J. Zaleschuk has served as our chair since 2003.
The chair is responsible for the following duties and responsibilities, among other things:
•	leading, managing and organizing the board consistent with our approach to corporate governance

•	presiding as the chair at all board and shareholder meetings

•	implementing procedures so the board can carry out its work effectively, efficiently and independently of management. This includes scheduling, calling and chairing board meetings.

•	acting as the liaison between the board and senior management, and as an advisor and sounding board to the CEO

•	ensuring that the board has timely and relevant information and access to other resources to adequately support its work
The board has adopted a position description for the chair, which it reviews from time to time. You can access a copy on our website (www.cameco.com/responsibility/governance/chairs_role/) or by writing to our corporate secretary.
Our expectations for directors
We expect each member of our board of directors to act honestly and in good faith and to exercise business judgment that is in the best interests of Cameco overall.
Each director is expected to:
•	comply with our code of conduct and ethics, including conflict of interest disclosure requirements. See Governance policies, standards and practices starting on page 31 for more information about the code.

•	develop an understanding of our strategy, business environment and operations, the markets we operate in and our financial position and performance. See Measuring performance starting on page 57 for a discussion of our corporate performance.

•	diligently prepare for each board and committee meeting by reviewing all of the meeting materials

•	actively and constructively participate in each meeting and seek clarification from management and outside advisors when necessary to fully understand the issues being considered

•	participate in continuing education programs, as appropriate

•	participate in the board, committee and director self-assessment process
Director experience
Our board represents a cross-section of business and industry experiences we believe are critical for effective oversight and to support our future growth. We have developed a new skills matrix to assess board composition and recruit new directors in the future. Turn to page 18 for more information about the skills and experience we believe are critical for serving on our board.
When a director’s principal occupation or business association changes substantially from when he or she was first appointed to our board, the director must approach the chair of the board immediately and offer to resign. The nominating, corporate governance and risk committee will consider the change in circumstance and recommend to the board whether to accept or reject the resignation.
Board and committee evaluation
The nominating, corporate governance and risk committee assesses the effectiveness of the board, the committees and the individual directors through a formal process every year.
We alternate between a shorter, online survey one year, and a comprehensive set of surveys the following year. The committee uses the results to assess the effectiveness and performance of each, and also to assess the composition of the committees and the effectiveness of their meetings, make the most of a director’s expertise and identify gaps in skills and experience.
26      CAMECO CORPORATION

The table below outlines the process in more detail.

Year 1		Year 2
Comprehensive set of surveys		Shorter online survey

Board survey • completed by all directors	• nominating, corporate governance and risk committee analyses results and prepares a summary report for the board • corporate secretary tracks the resulting action items	Board and committee survey • about the board, committees, directors, board chair, committee chairs and CEO	• chair of nominating, corporate governance and risk committee reviews the results and presents them to the committee

Director self-evaluation • completed by all directors	• chair of the nominating, corporate governance and risk committee analyses results and discusses them with individual directors during their personal interviews	• completed by all directors	• also prepares a summary report for the board • corporate secretary tracks the resulting action items

Board chair evaluation • completed by all directors	• chair of the nominating, corporate governance and risk committee reviews the results and presents the results to the board chair
• also prepares a summary report for the committee and the board

CEO evaluation • completed by all directors
•   chair of the nominating, corporate governance and risk committee reviews the results and consults with the board chair as needed
•   discusses the results with the CEO
•   also prepares a summary report for the committee and the board
		Audit committee survey • completed by members of the audit committee	• chair of the audit committee analyses the results and prepares a summary report for the committee and reports to the board
• corporate secretary tracks the resulting action items

Committee surveys • completed by members of each committee	• each committee chair analyses the results and prepares a summary report for the committee and reports to the board
• corporate secretary tracks the resulting action items

Survey of committee chair • completed by members of each committee	• board chair reviews the results and discusses the issues raised with each committee chair
We used the comprehensive set of surveys to evaluate the board in 2009. The results showed that the board and committees are meeting their mandates, and performing well overall. The process identified some topics for further education for each committee. The board also asked management to consider some additional models in its strategic planning process.
Every second year each director also completes a survey of his or her own skills, performance and relevant experience, and the chair of the nominating, corporate governance and risk committee conducts annual one-on-one interviews so directors have an opportunity to discuss any matters relating to the performance of their peers or other aspects of the functioning of the board.
The committee reviews the results of the surveys and interviews and decides whether to recommend any changes to the composition of the board or committees, structure or processes or other changes to enhance board performance and submits them to the board for approval.
The audit committee conducts an annual self-assessment as part of the committee surveys.
Other directorships
Our directors do not serve on the boards of competitor firms, nor can they join organizations or groups that may have adverse interests, unless they have our board’s permission.
In 2006, we started limiting the number of boards our directors can serve on because of the increasing demands on directors of public companies. A director who is an active CEO may serve on the boards of up to three other public companies, including the company for which he or she is a CEO. Other directors may serve on the boards of up to four other public companies.
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A director can temporarily exceed the limit by one public company if he or she has declared an intention to resign from, or not stand for re-election to, at least one other board as of that company’s next annual general meeting. We expect directors to advise the chair of the board and chair of the nominating, corporate governance and risk committee if they are considering accepting a directorship with another public company.
See About the nominated directors — Director profiles starting on page 9 for the other public company directorships that the directors have.
Meeting attendance
We expect each director to attend all board meetings, all meetings of committees he or she is a member of, and the annual meeting of shareholders. Directors can participate by teleconference if they are unable to attend a board or committee meeting in person.
See About the nominated directors — Meeting attendance on page 16 for the attendance record of each director and the total number of board and committee meetings held in 2009.
In camera sessions
Our board and board committees meet in camera without management present at all meetings, including those held by teleconference.
Although the board has regular in camera sessions, no sessions are held for only the independent directors. Mr. Deranger is the only non-management, non-independent director. He is not independent because he is the president of a company that Cameco has a material contract with. If any matters related to that material contract were raised, Mr. Deranger would leave the meeting until the discussion was completed and not participate in any related votes. To date, the board has determined that it can hold open and candid discussions among the independent directors with Mr. Deranger in attendance for all other situations.
Only independent directors attend the in camera sessions of the audit committee, human resources and compensation committee and nominating, corporate governance and risk committee as all the members of these committees are independent.
Director education
We believe that director education is important for helping directors maintain skills, gain insights and increase their understanding of our operations, and current and developing issues affecting our business and governance practices. We offer an orientation program for new directors, and a continuing education program for all directors.
Orientation for new directors
The orientation session helps familiarize new directors with the uranium and nuclear industries, our company and what we expect of our board members. Directors also have an opportunity to meet senior management through their presentations and at informal social gatherings.
We also provide an educational manual that covers a wide range of topics including:
•	information on our corporate and organizational structure

•	background information on the company and the uranium and nuclear industries

•	recent regulatory filings

•	financial information

•	governance documents

•	important policies
Continuing education
Our continuing education program has three components:
•	receiving management presentations at board and committee meetings

•	visiting facilities we operate, or other nuclear facilities

•	attending conferences and seminars
Management makes presentations to the board and committees:
•	when they are making key business decisions

•	during strategic planning meetings

•	on topical issues from time to time

•	in response to requests from directors
Directors can also enhance their understanding of our operations and the nuclear industry through site visits to facilities we operate, or to other nuclear facilities.
28      CAMECO CORPORATION

We encourage directors to attend conferences, seminars or courses at our expense. They can be on any subject that is related to their role on our board or board committees, or that is important for enhancing their knowledge of an industry relevant to us. Our corporate secretary notifies the directors of pertinent conferences, seminars and other educational opportunities to see if they are interested in attending them.
You can find the list of different sessions attended by our directors in 2009 under Continuing education and development on page 21.
The role of the board
The company articles require our board to have at least three directors and no more than 15. This year the board has decided that 12 directors are to be elected at our upcoming annual meeting.
Mandate and scope
The board has a formal mandate (see Appendix B) that lists its specific duties and responsibilities including, among others:
•	selecting, evaluating and, if necessary, terminating the CEO

•	assessing the integrity of the executive officers and ensuring there is a culture of integrity throughout the company

•	succession planning and monitoring the performance and compensation of senior management

•	adopting an annual strategic planning process that includes approving the strategic plans and monitoring our performance against those plans

•	approving policies and procedures for identifying our principal risks and overseeing the risk management systems to mitigate those risks

•	overseeing the integrity of our internal control and management information systems

•	making decisions about material corporate matters, including those that require director approval by law or regulations
Overseeing the CEO
The CEO is appointed by the board and is responsible for managing Cameco’s affairs. His key responsibilities involve articulating the vision for the company, focusing on creating value for shareholders, and developing and implementing a strategic plan that is consistent with the corporate vision.
Our annual objectives become the CEO’s mandate from year to year, and they include specific goals that can be quantified. The human resources and compensation committee reviews the CEO’s annual objectives before recommending them to the board for approval.
The CEO is accountable to the board and board committees, and the board conducts a formal review of his performance once a year. The board has established clear limits of authority for the CEO. These are described in our delegation of financial authority policy, which the board updated in 2009.
The policy states, among other things, that the board must approve a number of decisions, including any that involve:
•	operating expenditures exceeding the total operating budget by more than 10%

•	unbudgeted project expenditures exceeding $10 million per transaction, cost overruns on budgeted project expenditures exceeding $15 million per transaction or a total of $50 million per year for unbudgeted project expenditures and cost overruns

•	acquisitions or dispositions of assets exceeding $10 million per transaction or a total of $50 million per year
The board adopted a position description for the CEO, which is reviewed from time to time. You can find a copy on our website (www.cameco.com/responsibility/governance/ceos_role/) or by writing to our corporate secretary.
Decision-making
The board strives to make all decisions in the best interests of Cameco. It considers the interests of our shareholders, debt holders, customers, employees, suppliers, communities where we operate, the environment, governments, and regulators and the general public when making decisions.
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Strategic planning
Management is responsible for developing the strategic plan, which it presents to the board each year for approval. The board holds at least one special meeting a year to specifically discuss the plan and other strategic issues such as corporate opportunities and the main risks facing our business. Management also presents strategic issues to the board as needed throughout the year.
Management carries out an annual review, revises our 10-year strategic plan based on our progress, and establishes annual corporate objectives, a one-year budget and a two-year financial plan and presents these to the board for approval.
Managing and assessing risk
Risk can take different forms, including operating risk, financial risk, governance risk, risks related to our mineral reserves, health and safety risk, environmental risk, compensation risk, strategic risk and reputational risk.
We use an enterprise risk management system to effectively manage and assess risk, and give comprehensive updates to the nominating, corporate governance and risk committee and the board.
Our enterprise risk management system is a broadly focused systematic approach to identifying, assessing, reporting and managing significant risks facing the company, in our corporate office and in our operations. We follow defined principles to help us identify and mitigate uncertainties that can negatively affect our business activities and ability to achieve our corporate objectives or strategic plan. Employees who have been identified as owning the risks outline the controls that are planned or already in place, and any risk assessments and work that are under way to mitigate risk.
Our management committee meets quarterly to review our progress in managing the most significant risks and identifying any emerging risks. Management reports on our enterprise risk management system to the nominating, corporate governance and risk committee quarterly, and to the board once a year.
The board has overall responsibility for oversight of risk at Cameco. The nominating, corporate governance and risk committee is responsible for overseeing governance and ensuring a robust risk management process is in place, and for monitoring the overall risk profile of the company. Each board committee is responsible for monitoring risks in a specific area:
•	the audit committee is responsible for monitoring certain financial risks, such as hedging

•	the human resources and compensation committee is responsible for oversight of compensation risk, talent management risk and succession risk

•	the reserves oversight committee is responsible for overseeing the estimating of our mineral reserves

•	the safety, health and environment committee reviews the policies and systems related to safety, health, environment and related operational risks
You can find more information about the board committees starting on page 33, and how we manage compensation risk starting on page 52.
Internal controls
The board and board committees are responsible for monitoring the integrity of our internal controls and management information systems.
The audit committee is responsible for overseeing the internal controls, including controls over accounting and financial reporting systems. The chief internal auditor reports directly to the chair of the audit committee and provides quarterly reports to the committee while the CFO makes quarterly presentations on our financial results and forecasts to the audit committee and board. You can find more information about the committee’s activities starting on page 35.
Management is responsible for establishing and maintaining an adequate system of internal control over financial reporting to provide reasonable assurance that public reporting of our financial information is reliable and accurate, our transactions are appropriately accounted for and the company’s assets are adequately safeguarded. Management evaluated the effectiveness of our system of internal control over financial reporting and concluded that the system was effective in providing reasonable assurance as at December 31, 2009.
30      CAMECO CORPORATION

Material transactions
Our board is actively engaged in overseeing the business. This year the board addressed the following material transactions and matters:
•	approving a debenture issue

•	approving a share offering

•	approving the divestiture of our interest in Centerra Gold

•	approving an increase in our annual dividend
Board renewal and tenure
The board does not believe in limiting the time a director can serve. While term limits can help ensure the board gains a fresh perspective, imposing this restriction means the board would lose the increasing contributions of longer serving directors who have developed a deeper knowledge and understanding of the company over time.
Retirement age
The board has adopted a policy requiring directors to retire when they reach 72 years of age to encourage board renewal. It can, however, extend the retirement age for an individual director, and reviews any exceptions once a year.
Governance policies, standards and practices
Code of conduct and ethics
Our board expects all directors, officers and employees to act with honesty, integrity and impartiality, to earn and maintain the trust of our shareholders, other stakeholders, customers and the communities where we operate.
Our code of conduct and ethics contains principles and guidelines for ethical behaviour and describes the governance and corporate culture we want to develop and preserve. It covers the following, among other things:
•	financial reporting and accountability

•	confidentiality

•	conflicts of interest

•	complying with the laws, rules and regulations that apply to us (including safety, health, environmental, securities disclosure and insider trading laws)

•	corporate opportunities

•	reporting illegal or unethical behaviour

•	reporting violations or breaches of the code
Following the code means that:
•	employees and directors need to report any actual, potential or perceived conflicts of interest to the corporate secretary. He will bring them to the attention of management’s ethics compliance committee if they concern an employee, and to the nominating, corporate governance and risk committee if they involve a director.

•	directors must excuse themselves from any discussions or decisions where their business or personal interests would create a conflict of interest
We have had a confidential ethics hotline in place since 2006, and employees can express any concerns online or by phone about inappropriate business conduct.
All new employees must read the code when they are hired and sign an acknowledgement that they have no conflicts of interest or disclose any conflicts they do have. Directors and employees with supervisory responsibilities or in the purchasing, exploration and human resources departments must review the code every year and sign a certificate of compliance. Any issues arising from these reports are brought to the attention of the audit committee for employees who are insiders, and the nominating, corporate governance and risk committee for directors.
Disclosure policy
We are committed to communicating openly and in a timely way with shareholders, employees and the public. We describe this commitment and our policy for disseminating material information in our disclosure policy.
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Our disclosure committee is made up of members of senior management and is responsible for:
•	reviewing all news releases and public filings containing material information prior to their release

•	evaluating the design and effectiveness of our disclosure controls and procedures to make sure they continue to provide reasonable assurance that information is gathered accurately and on a timely basis so we can make decisions about appropriate public disclosure that complies with legal requirements

•	recommending any appropriate changes to our disclosure controls and procedures to the audit committee for approval
Each board committee reviews the material public disclosure relevant to its mandate before the board considers them for approval. The audit committee is responsible for reviewing the annual and interim financial statements and management’s discussion and analysis (MD&A) and then recommending them to the board for approval.
The board also reviews and approves the following documents, which are filed publicly:
•	prospectuses

•	annual information forms

•	management proxy circulars

•	US Form 40-F filings

•	other disclosure documents that must be approved by the directors according to securities laws, securities regulations or stock exchange rules
The audit committee receives regular updates from the disclosure committee, and is responsible for reviewing our disclosure controls and procedures once a year and recommending any changes to the board for approval.
Our website (www.cameco.com) has information for shareholders, investment analysts, the media and the public. The CEO and other officers meet regularly with investment analysts and institutional investors. Our investor, corporate and government relations (IR) department provides information about us to current and potential shareholders and responds to their questions or concerns.
You can reach the IR department in the following ways:

phone:	306.956.6309
fax:	306.956.6318
e-mail:	complete the e-mail form under the Contact section of our website
Standards and practices
As a publicly listed company on the TSX and the NYSE, we must meet a variety of corporate governance guidelines and requirements in Canada and the United States.
Standards
We comply with the corporate governance standards that apply to Canadian companies listed on the TSX, and with the requirements of the Sarbanes-Oxley Act of 2002 (SOX) and the NYSE corporate governance standards that apply to us as a foreign private issuer registered with the Securities and Exchange Commission (SEC) in the US.
We also comply with many of the NYSE corporate governance standards that apply to US issuers:
•	the majority of our board is independent under the NYSE standards

•	non-management directors meet separately from management at regularly scheduled meetings

•	the audit committee has a written mandate and its committee members are independent under the SEC and NYSE requirements

•	the audit committee conducts an annual self-assessment survey to track its activities against its mandate

•	our internal audit department provides management and the audit committee with ongoing assessments of our internal controls

•	the human resources and compensation committee has a written mandate and its members are independent under the NYSE standards

•	the nominating, corporate governance and risk committee has a written mandate and its members are independent under the NYSE standards

•	our enterprise risk management group provides the nominating, corporate governance and risk committee with ongoing assessments of corporate risk management

•	our code of conduct and ethics applies to directors, officers and employees
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Practices
There is only one major difference between our corporate governance practices and what is required of US issuers under the NYSE standards. The NYSE standards require shareholders to approve all equity compensation plans and any material revisions to the plans, whether or not the securities issued under the plans are newly issued or purchased on the open market, subject to a few limited exceptions.
The TSX rules require shareholders to approve equity compensation plans that involve newly issued securities. In addition, the TSX rules require:
•	if the plan does not provide for the issue of a fixed maximum number of securities, shareholders to approve the plan every three years

•	if the plan has an amendment procedure, shareholders to approve an amendment only when it involves:
•	reducing the exercise price or extending the term of options held by insiders

•	removing an insider participation limit or when it results in an insider participation limit being exceeded

•	adding a cashless exercise feature to a plan with a fixed maximum number of securities issuable when there is no corresponding full deduction of the underlying securities to be issued under the plan

•	increasing any fixed maximum number of securities to be issued under the plan

•	changing the amendment procedure or when the plan requires the amendment to receive shareholder approval
•	if the plan does not have an amendment procedure, shareholders to approve all amendments to it
Under the terms of our stock option plan, certain other changes also require shareholder approval, see Stock option plan on page 65 for more information.
Communicating with the board
Shareholders, employees or other interested parties can contact the chair of the board, or the independent directors as a group, by writing to them at our corporate office.

Send the sealed envelope to:
Cameco Corporation	Please mark it:
2121-11th Street West	Private and strictly confidential
Saskatoon, SK S7M 1J3	Attention — Chair of the board of directors

If you want to contact the	Please mark it:
chair of either the audit	Private and strictly confidential
committee or the human	Attention — Chair of the audit committee or
resources and compensation	Chair of the human resources
committee, send your sealed	and compensation committee
envelope to the same address.
These envelopes will be delivered unopened.
Board committees
The board carries out its responsibilities directly and through its committees, which make recommendations to the board for approval.
The board has five standing committees:
•	audit committee

•	human resources and compensation committee

•	nominating, corporate governance and risk committee

•	reserves oversight committee

•	safety, health and environment committee
The audit, human resources and compensation, and nominating, corporate governance and risk committees are independent. This means each committee member is independent according to the board’s independence criteria and the terms of the Canadian Securities Administrators’ Multilateral Instrument 52-110 — Audit committees, National Policy 58-201 — Corporate Governance Guidelines, the SEC’s requirements and NYSE corporate governance standards.
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The nominating corporate governance and risk committee recommends the composition of each committee and chair, and the board makes the final decisions. Each committee has a mandate, which lists the responsibilities and duties of both the committee and the chair. The committee chair is responsible for determining the meeting agenda, how often the committee will meet and the conduct of each meeting. The committees set aside time at each meeting to meet without management present.
You can find the committee mandates on our website (www.cameco.com/responsibility/governance/documents/), or request them from our corporate secretary. The committee reports start on the next page and list the committees’ activities in 2009 and the current members and chairs. The committee memberships may change once the new board is elected at the annual meeting. The board chair is a regular member of the reserves oversight committee and an ex-officio member of the other four committees.
Access to management and outside advisors
The board and board committees can invite any member of management, outside advisor or other person to attend any of their meetings.
Committees can engage outside advisors to assist in carrying out their duties, as authorized by their mandates. Individual directors can also engage outside advisors with approval of the nominating, corporate governance and risk committee.
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Audit committee
The audit committee has seven members:
•	John H. Clappison (chair, financial expert)

•	George S. Dembroski

•	Nancy E. Hopkins

•	Oyvind Hushovd

•	J.W. George Ivany

•	A. Neil McMillan

•	Robert W. Peterson
Members of our audit committee must be independent and financially literate to meet regulatory requirements in Canada and the US, and the NYSE corporate governance standards. Mr. Clappison is the audit committee financial expert as he has accounting or related financial expertise and meets the necessary requirements.
According to the committee mandate and the NYSE corporate governance standards, members of the audit committee must receive the board’s approval if they sit on the audit committees of more than three public companies. In 2007, the board approved Mr. Clappison serving on the audit committees of four public companies, including Cameco. Mr. Clappison continues to serve on the four audit committees.
The audit committee is responsible for assisting the board in overseeing:
•	the quality and integrity of our financial reporting

•	the quality and integrity and performance of our internal control systems for finance and accounting, our internal audit function and our disclosure controls

•	the annual audit plan, fees, quality, performance and independence of our external auditors

•	our compliance with certain laws and regulations, our code of conduct and ethics and our international business conduct policy
Financial reporting
The committee is responsible for reviewing the following items and recommending them to the board for approval:
•	annual audited financial statements and MD&A

•	quarterly financial statements and MD&A

•	accounting and financial reporting process
It also reviews quarterly press releases.
Internal control systems
The committee receives reports every year on:
•	our disclosure controls and procedures

•	our internal controls over financial reporting

•	the timetable and process for the CEO and CFO to certify that our quarterly and annual securities filings are accurate
It oversees the internal audit function and the chief internal auditor reports directly to the chair of the audit committee.
External auditors
KPMG are our current auditors. From time to time, KPMG and or its affiliates also provide us and our subsidiaries or joint ventures with other professional services. See About the auditors starting on page 23 for more information.
The audit committee is responsible for reviewing and approving KPMG’s performance, fees, qualifications, independence and audit of our financial statements.
Approving services
The committee must pre-approve all services the external auditors will provide to make sure they remain independent. Any service that is not generally pre-approved must be approved by the audit committee before the work is carried out, or by the committee chair or board chair as long as the proposed service is presented to the full audit committee at its next meeting.
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Compliance
The audit committee is responsible for:
•	overseeing compliance with the laws and regulations that apply to us (other than environment and safety compliance, which are the responsibility of the safety, health and environment committee, and human resources and compensation compliance, which are the responsibility of the human resources and compensation committee)

•	monitoring employees’ compliance with the code of conduct and ethics and the international business conduct policy

•	overseeing certain financial risks as delegated by the board
It also makes recommendations to the board on the above matters and is responsible for reviewing the succession plan for the CFO and controller and making any related recommendations to the human resources and compensation committee.
2009 highlights
The committee carried out the following activities as part of its 2009 work plan:
•	reviewed and approved interim financial statements and MD&A, and annual audited financial statements and the annual MD&A

•	carried out an assessment of the internal auditor, and reviewed and confirmed the internal audit department’s mandate, approved the 2009 audit plan and received an update on the five-year audit plan

•	carried out an assessment of the external auditors, and reviewed and approved their audit plan and audit fees

•	reviewed year-end audit issues

•	received reports on compliance with the Sarbanes-Oxley Act of 2002 (SOX) and ongoing compliance activities

•	reviewed related party transactions and political and charitable donations

•	reviewed the CEO’s expenses

•	received updates on the implementation of International Financial Reporting Standards (IFRS) and made certain accounting policy decisions regarding the adoption of IFRS

•	reviewed the committee’s mandate and the committee’s self-assessment
The audit committee met six times in 2009. It met in camera without management present at every meeting, and also separately with the internal auditor and external auditors at five of the six meetings.
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Human resources and compensation committee
The human resources and compensation committee has six members:
•	James R. Curtiss (chair)

•	George S. Dembroski

•	Oyvind Hushovd

•	J.W. George Ivany

•	A. Anne McLellan

•	Robert W. Peterson
It is responsible for assisting the board in overseeing:
•	human resource policies

•	executive compensation

•	succession planning

•	our pension plans

•	director compensation
Executive compensation
The committee is responsible for:
•	consulting with management to develop our general philosophy on compensation

•	reviewing and recommending to the board for approval all compensation policies and programs for our executives (vice-presidents and above) including:
•	the corporate goals and objectives relating to the compensation for the CEO and senior vice-presidents

•	evaluating the CEO’s performance against those goals and objectives

•	the compensation for the CEO based on the committee’s evaluation

•	the compensation for our senior vice-presidents based on the CEO’s evaluations

•	employment contracts with executive officers
•	overseeing the development and implementation of compensation programs, including establishing any incentive and equity-based compensation plans
The committee believes in the fundamental importance of aligning the interests of executives and shareholders and paying for performance. It is also responsible for reviewing all executive and director compensation disclosure before we disclose it publicly. Our Compensation discussion and analysis explains our philosophy and objectives, policies and guidelines, the different components that make up our executive compensation program, what we base executive compensation on and how we evaluate performance and approve compensation. This report was prepared by management and reviewed and approved by the human resources and compensation committee.
The committee retained Hugessen Consulting Inc. (Hugessen) as its primary independent compensation consultant throughout 2009. Hugessen has not performed any services for management.
See Executive compensation — Compensation discussion and analysis starting on page 49 for a detailed discussion of our compensation programs and Developments in 2010 on page 83 for more information about our compensation risk assessment.
Succession planning
We have a succession plan for our entire executive team. We also have a leadership development program to instill our leadership competencies throughout Cameco and to prepare certain senior level employees to take on executive positions in the future.
The human resources and compensation committee is responsible for:
•	reviewing our executive talent pool and the succession plan twice a year. The audit committee is also responsible for reviewing the succession plan for the CFO and controller and making related recommendations to the human resources and compensation committee.

•	ensuring the succession plan is presented to the board each year
The board ensures there are opportunities for directors to get to know the employees who have been identified as potential executives. They make presentations to the board and are invited to company functions where they can interact with directors more informally.
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Pension plan governance
While the board has overall responsibility and accountability for our pension plans (defined contribution plans, a defined benefit plan, and a supplemental executive pension plan), it has delegated certain responsibilities to the human resources and compensation committee and management’s pension investment committee.
The human resources and compensation committee is responsible for overseeing management’s supervision of our pension plans:
•	making recommendations to the board on plan design and policy after receiving advice from management

•	providing a high level review of the performance of the investment options

•	making recommendations on the investment managers when necessary

•	receiving reports from management’s pension investment committee and the finance, human resources and legal departments from time to time on the above noted matters
It receives reports from the pension investment committee at least twice a year and ensures a pension plan report is submitted to the board at least once a year for review.
The pension investment committee is mainly responsible for selecting and monitoring the performance of the investment managers, monitoring the performance of the investment options under the plan and providing guidance to management on administrative matters. Its members include the CFO, senior vice-president, corporate services, senior vice-president, governance, law and corporate secretary, vice-president, human resources, the vice-president and treasurer and the vice-president, controller.
Director compensation
The human resources and compensation committee is also responsible for reviewing the compensation of our directors and recommending it to the board for approval. It conducts a thorough review of director compensation every two to three years so our program continues to meet our objectives and remains competitive. The committee carried out a review in 2009 with assistance from Hugessen and, based on the findings, agreed not to recommend any changes to the level or mix of compensation, but to conduct a further review in 2010. The committee also recommended the board approve a change, allowing directors who meet their share ownership requirements to receive all or a portion of their annual retainer in cash.
See Director compensation — Compensation discussion and analysis starting on page 44 for more information about our director compensation practices.
2009 highlights
The committee carried out the following activities as part of its 2009 work plan:
•	implemented the changes to the executive compensation plan approved for 2009

•	reviewed the executive compensation market data to ensure that our compensation levels remain competitive

•	reviewed the succession plan for vice-presidents with a focus on operations, and consulted with the audit committee on the succession plan for the CFO and senior finance employees

•	reviewed the performance measures under the short-term incentive and performance share unit plans

•	reviewed the CEO’s performance

•	reviewed the CEO’s annual performance assessments of the senior vice-presidents

•	reviewed and recommended changes to base salary, and determined the short and long-term incentive plan awards for the CEO and senior vice-presidents

•	reviewed and recommended payouts of the PSUs granted in 2007

•	reviewed the compensation discussion and analysis in the management proxy circular

•	received semi-annual reporting on the pension plan

•	discussed various governance issues and industry development on ‘say on pay’, ‘clawbacks’ and hold periods

•	reviewed the committee’s mandate and the report on its self-assessment

•	recommended the appointment of the senior vice-president, corporate services

•	reviewed director compensation

•	reviewed the director and executive share ownership guidelines

•	looked at the alignment of Cameco’s compensation with the executive compensation principles of the Canadian Coalition for Good Governance (CCGG)

•	at our request, the chair of the board and the committee chair met with the CCGG
The committee met eight times in 2009. It met in camera without management present at every meeting.
38      CAMECO CORPORATION

Nominating, corporate governance and risk committee
The nominating, corporate governance and risk committee has six members:
•	Nancy E. Hopkins (chair)

•	Joe F. Colvin

•	James R. Curtiss

•	George S. Dembroski

•	James K. Gowans

•	A. Anne McLellan
It is responsible for assisting the board in overseeing:
•	our approach to corporate governance, including establishing corporate governance principles and a code of conduct and ethics
•	identifying and recommending qualified individuals as potential members of our board and board committees
•	risk management
Corporate governance principles
The committee is responsible for:
•	assessing the size and composition of the board
•	assessing the number of board committees and their composition and mandates
•	evaluating our approach to corporate governance
•	recommending the board adopt a code of conduct and ethics for the organization
•	overseeing directors’ compliance with our code of conduct and ethics
The committee is responsible for defining our approach to corporate governance issues (including reviewing our corporate governance guidelines once a year and recommending any appropriate changes to the board), and managing the board’s relationship with management.
As a publicly listed company on the TSX and NYSE, we must meet a variety of corporate governance guidelines and requirements in Canada and the US. The board has adopted guidelines for meeting these responsibilities and ensuring that our corporate governance practices comply with the governance rules and legislation in Canada and those that apply to foreign private issuers in the US.
Board evaluation
The committee assesses the overall effectiveness of the board and its committees by:
•	developing and implementing an evaluation process
•	maintaining a skills matrix for the board and identifying additional skills we should recruit for when we are making changes to the board
•	maintaining a succession plan for the board that meets our corporate needs and the interests of shareholders
Evaluating performance
See page 26 for a description of the evaluation process that the committee conducts to assess the effectiveness of the board, its chair, board committees, committee chairs and individual directors.
Evaluating the composition of the board
The committee is responsible for establishing the competencies and skills necessary for the board overall, and for any new candidates being considered for nomination to the board.
As part of this process, we have developed a skills matrix for the board, identifying 11 areas that are important to our business and the directors with expert knowledge, strong working knowledge or basic knowledge in these key areas. The committee uses the information to identify any possible gaps in the skills of the board. We updated the skills matrix in 2009 to reflect our growing needs as we embark on our ambitious growth plans. The committee also canvassed the board and senior management on different elements of diversity desired for the board.
The committee assesses the size of the board and its composition once a year to determine whether we have all of the necessary elements in place for effective decision-making.
The committee identifies potential candidates based on their character, integrity, judgment, record of achievement, experience/diversity and any other qualities or qualifications that would enhance the board’s decision-making process and overall management of the business and affairs of Cameco. A candidate must disclose any potential conflicts of interest before he or she can be nominated to the board.
See About our board starting on page 25 for more information.
Risk management
The committee is also responsible for overseeing Cameco’s risk management process, which includes:
•	overseeing our program and procedures to identify significant risks and the systems to mitigate risk

2010 MANAGEMENT PROXY CIRCULAR       39

•	receiving regular reports from management on our significant risks or exposures and the steps taken to monitor and manage these risks
•	recommending risk management policies to the board as appropriate
•	reviewing management’s reports on our insurance program and the directors’ and officers’ liability insurance and indemnity agreements
The audit committee is responsible for monitoring certain financial risks while the safety, health and environment committee reviews the policies and systems related to safety, health and environmental risk. The reserves oversight committee is responsible for overseeing the estimating of our mineral reserves. The human resources and compensation committee is responsible for assessing compensation risks.
2009 highlights

The committee carried out the following activities as part of its 2009 work plan:
•	received enhanced reporting on enterprise risk management to generate a deeper understanding of the principal and emerging risks facing our business
•	encouraged management to develop a risk standard for a consistent way to manage risk at all levels throughout the company
•	completed the search for a director of aboriginal descent
•	revised the board skills matrix after carrying out a review of the skills matrix and examining the need for greater diversity on the board
•	reviewed the director retirement policy and decided no changes were required
•	reviewed the board composition and directors’ independence and conflicts
•	reviewed the composition of the board committees and the committee chairs, responsibilities of the committee chairs and the committee self-assessments
•	reviewed and updated our corporate governance practices and reviewed third-party governance rankings and comments and monitored changes in corporate governance
•	reviewed the results of the board and committee assessments
•	reviewed the governance disclosure in our management proxy circular
•	reviewed management’s report on our insurance coverage
•	received reports on proxy voting recommendations and voting results
•	received reports on Canadian and US regulatory and legal governance developments
•	recommended to the board an update to our international business conduct policy
The committee met seven times in 2009. It met in camera without management present at every meeting.

40       CAMECO CORPORATION

Reserves oversight committee
The reserves oversight committee is made up of five members:
•	A. Neil McMillan (chair)

•	Donald H.F. Deranger

•	James K. Gowans

•	Oyvind Hushovd

•	Victor J. Zaleschuk
It is responsible for assisting the board in overseeing:
•	management’s estimating of our mineral reserves and resources
•	the review of our mineral reserves and resources before they are disclosed to the public
Estimating our mineral reserves and resources
The committee is responsible for:
•	confirming the appointment of our designated qualified persons for estimating our mineral reserves and resources
•	reviewing management’s annual reserve and resource report and annual reconciliation of reserves to mine production
•	receiving management reports on our internal controls and procedures for estimating our mineral reserves and resources
•	keeping abreast of industry standards and regulations on estimating and publishing mineral reserve and resource information and any related issues and developments with reports from management
Disclosing our mineral reserves and resources
Before we disclose our mineral reserves and resources, the committee:
•	receives a report on the reserve and resource estimates by the qualified persons from the leading qualified person
•	ensures the qualified persons have not been restricted or unduly influenced in any way
•	has the leading qualified person and the chief operating officer (COO) confirm that:
•	the information is reliable

•	mineral reserves and resources have been estimated and will be published according to the securities laws and regulations that apply

•	disclosure controls and procedures for disclosing mineral reserve and resource estimates comply with industry standards
2009 highlights

The committee carried out the following activities as part of its 2009 work plan:
•	confirmed the appointments of the qualified persons
•	received a report on estimating and reporting reserves and resources under IFRS
•	reviewed its mandate
•	reviewed and recommended to the board the annual estimation of reserves and resources as of the end of 2008
•	received a report on the key assumptions to be used in the Cigar Lake technical report
•	received a report on our internal controls and procedures related to reserves and resources
•	received a report on developments in mineral reserve and resource standards in Canada, the US and Australia
The committee met twice in 2009. It met in camera without management present and separately with the leading qualified person at every meeting.

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Safety, health and environment committee
The safety, health and environment committee is made up of seven members:
•	Joe F. Colvin (chair)

•	John H. Clappison

•	James R. Curtiss

•	Donald H.F. Deranger

•	J.W. George Ivany

•	A. Anne McLellan

•	Robert W. Peterson
The safety, health and environment committee is responsible for assisting the board in overseeing safety, health and environmental matters by:
•	assessing our policies and management systems for these areas and making any appropriate recommendations to the board
•	monitoring our safety, health and environmental performance
Assessing policies and management systems
The committee is responsible for overseeing management in the following areas:
•	reviewing our safety, health and environmental policies
•	overseeing the implementation of related systems to make sure we comply with the policies and all safety, health and environmental legislation
•	bringing any material issues of non-compliance to the attention of the board in a timely fashion
•	monitoring the effectiveness of our policies, systems and monitoring processes to protect the safety and health of our employees, contractors, visitors and the general public and manage any environmental impacts
•	reviewing the benchmarking results of our policies, systems and monitoring processes against best practices in the industry
•	reporting any related recommendations to the board
Monitoring our performance
The committee is responsible for overseeing management in the following areas:
•	keeping abreast of significant safety, health and environmental issues (and monitoring any trends in significant events) with reports from management
•	monitoring our corporate performance in safety, health and the environment and receiving regular updates from management
•	reviewing the findings of our health, safety and environmental audits, action plans and results of investigations into significant events
•	reviewing our Sustainable Development Report
•	receiving regular compliance updates from management
•	reviewing the annual budget for our safety, health and environmental operations so there is sufficient funding for compliance
2009 highlights
The committee carried out the following activities as part of its 2009 work plan:
•	received updates on the Cigar Lake mine corrective action process
•	received reports on injuries and environmental incidents
•	reviewed quarterly reports on our environmental leadership initiative (including waste, air emissions, greenhouse gas emissions and water usage)
•	enhanced its oversight of quality control at Cameco Fuel Manufacturing
•	received reports on implementation of the corrective action program
•	received reports on the safety, health and environmental audits under the direction of the chief internal auditor, who attended all committee meetings
•	enhanced the audit reporting process, including instituting regular meetings of the committee chair and the lead safety, health and environment internal auditor to discuss audit issues prior to the committee meetings
•	determined the impact of our safety, health and environmental performance on our executive compensation
•	encouraged management to improve its corrective action process and audit response time
•	received reports on regulatory and legislative reform initiatives
•	met with the general managers in our mining division and received reports on the implementation of the contractor management program and the revised corrective action program
The committee met five times in 2009. It met in camera without management present at every meeting.

42       CAMECO CORPORATION

How we compensate our directors and executives
We compensate our directors and executives in a way that is fair, competitive and linked to performance.
This section is a report by the board of directors on the recommendation of the human resources and compensation committee. It gives you insight into our compensation process and discusses the different components of our program. We have also provided information that is not required by regulators, to give you a more complete understanding of our decisions.

Director compensation	44
• Compensation discussion and analysis	44
• 2009 results	46
- Summary compensation table	46
- Incentive plan awards	48
- Loans to directors	48

Executive compensation	49
• Compensation discussion and analysis	49
• 2009 results	74
- Summary compensation table	74
- Incentive plan awards	77
- Retirement plan benefits	79
- Loans to executives	82
• Developments in 2010	83

Advisory vote on our approach to executive compensation	85

2010 MANAGEMENT PROXY CIRCULAR       43

Director compensation
Compensation discussion and analysis
Four elements make up our director compensation framework:
1.	Philosophy and objectives
2.	Share ownership requirements
3.	Fees and retainers
4.	Assessing the program
1 Philosophy and objectives
Our philosophy and objectives for director compensation revolve around three key areas:
•	recruiting and retaining qualified individuals to serve as members of our board of directors and contribute to our overall success
•	aligning the interests of members of our board with those of our shareholders by requiring directors to hold a multiple of their annual retainer in shares or share equivalents, and receive at least 60% of their annual retainer in deferred share units (DSUs) until they meet our share ownership guidelines
•	offering competitive compensation to our directors by positioning it at, or slightly above, the median of director compensation paid by companies that are comparable in size and in a similar business
2 Share ownership requirements
We introduced share ownership guidelines for our directors in 2003 to help align their interests with those of our shareholders. Directors must hold three times their annual retainer in Cameco shares or deferred share units (DSUs), and must meet the minimum level by January 1, 2010 or within five years of becoming a director, whichever is later.
Starting in 2010, directors who have reached the share ownership target can decide before the beginning of each fiscal year whether to receive all of their fees in cash, or a portion (0%, 25%, 50% or 75%) in cash and the balance in DSUs. Previously, directors had to receive at least 60% of their annual retainer in DSUs every year. We revised this policy because we have several long-standing directors with holdings of DSUs or Cameco shares that far exceed the minimum requirement.
As of December 31, 2009, all of the nominated directors are in compliance with the guidelines. Three of them must continue to acquire DSUs or Cameco shares prior to the following deadlines:
•	Mr. Clappison, who joined the board in January 2006, has until January 2011 to meet the target
•	Mr. Deranger and Mr. Gowans, who joined the board in May 2009, have until May 2014 to meet the target
If a director does not meet the target by the required date, or fails to maintain the minimum level required, the human resources and compensation committee will review the situation and recommend a course of action to the board. The board has the discretion to decide what action, if any, should be taken.
As of December 31, 2009, directors held $12,687,140 worth of DSUs payable on retirement, based on the year-end closing price on the TSX of $33.93 per common share.
3 Fees and retainers
Our director compensation includes:
•	an annual retainer
•	an annual fee for serving as the non-executive chair, a committee chair or committee member
•	an attendance fee for each board and committee meeting they attend
•	a travel fee, where applicable, to cover the necessary travel time to attend board and committee meetings
We also pay for any reasonable travel and other out-of-pocket expenses relating to their duties as directors.
The table below shows our 2009 fee schedule for directors. Directors who are employees of Cameco or any of our affiliates (such as Mr. Grandey, our CEO) do not receive any compensation for serving as a director. All amounts are shown in Canadian dollars, unless otherwise indicated.

44       CAMECO CORPORATION

Annual retainer	($)
Non-executive chair of the board	250,000
Other directors	120,000
Committee members (per committee)	3,500
Committee chairs
Audit committee and Human resources and compensation committee	15,000
Other committees	10,000

Attendance fees (per meeting)

Board meetings	1,500
Audit committee meetings	2,000
Other committee meetings	1,500

Travel fees (per trip)

Greater than 1,000 km within Canada	1,500
From the US	1,500	(US)
From outside North America	2,500	(US)

In 2009, the retainer for directors and the non-executive chair was paid 60% in DSUs and 40% in cash, or directors could decide to take a portion of the remaining amount in DSUs in increments of 25%. This policy will change in 2010, as described above.
4 Assessing the program
The human resources and compensation committee reviews director compensation every few years and makes recommendations to the board. After its review in 2007, the committee increased director compensation and the retainer for the non-executive chair to approximately the median of the compensation peer group.
In 2009, working with its independent consultant, Hugessen Consulting Inc. (Hugessen), the committee assessed director compensation against:
•	the compensation peer group of 21 companies we use to assess executive compensation
•	broader market trends using five different third party sources
•	research with various Canadian institutional shareholders
The review indicated that our director compensation remains at approximately the median, while the compensation for the non-executive board chair is below the median.
Both the committee and Hugessen recommended there be no changes to the compensation program in 2009 and that it be further reviewed in 2010. The board approved this recommendation in October 2009.

2010 MANAGEMENT PROXY CIRCULAR       45

2009 results
Mr. Deranger and Mr. Gowans were elected to the board at the 2009 annual meeting on May 27, 2009 and Mr. Auston and Mr. Cook resigned from the board.
Mr. Colvin, Mr. Curtiss and Mr. Hushovd receive their compensation in US dollars because they are non-residents of Canada. The amounts relating to their compensation were converted from US dollars to Canadian dollars at the following exchange rates:

	March 31, 2009	June 30, 2009	September 30, 2009	December 23, 2009

$1 (US)	$1.2618 (Cdn)	$1.1567 (Cdn)	$1.0855 (Cdn)	$1.0484 (Cdn)
Summary compensation table
The table below shows what we paid to each non-executive director in 2009.

	Retainer				Attendance fees				% of total
			Committee	Committee		Committee		Total fees	fees in
	Board		member	chair	Board	meetings	Travel fee	paid	DSUs
Name[1]	($)		($)	($)	($)	($)	($)	($)	(%)

J. Auston	48,791		1,423	4,066	7,500	3,000	3,000	67,780	43
J. Clappison	120,000		6,327	8,942	16,500	21,000	7,500	180,269	40
J. Colvin	136,572		3,983	11,381	19,284	18,695	8,401	198,316	41
H. Cook	48,791		4,269	0	7,500	9,000	0	69,560	42
J. Curtiss	136,572		3,983	17,072	19,284	20,430	8,401	205,742	40
G. Dembroski	120,000		7,673	4,038	15,000	19,000	4,500	170,211	71
D. Deranger	71,538		4,173	0	7,500	6,000	1,500	90,711	60
J. Gowans	71,538		6,260	0	7,500	12,000	3,000	100,298	100
N. Hopkins	120,000		4,462	11,058	15,000	21,000	1,500	173,020	42
O. Hushovd	136,572		11,950	0	19,284	27,484	16,894	212,184	69
G. Ivany	120,000		10,500	0	16,500	30,000	9,000	186,000	39
A. McLellan	120,000		10,500	0	15,000	25,500	1,500	172,500	42
N. McMillan	120,000		6,327	5,962	16.500	18,000	1,500	168,289	43
R. Peterson	120,000		10,500	0	16,500	28,500	1,500	177,000	41
V. Zaleschuk	250,000	[2]	6,327	0	16,500	29,000	3,000	304,827	75

Total	1,740,374		98,657	62,519	215,352	288,609	71,196	2,476,707	52.7

Notes:

1.	Mr. Grandey does not receive any compensation as a director, as he is our president and CEO. See the Summary compensation table on page 74 for his compensation.

2.	Mr. Zaleschuk is the chair of the board, and his board retainer reflects the fees paid to him in this capacity.

46      CAMECO CORPORATION

Director compensation table
The next table shows what each non-executive director earned in 2009, in cash and DSUs. It includes the information for two mandatory tables: Director compensation and Incentive plan awards — Value vested or earned during the year.
Directors received a portion of their fees in DSUs.
•	Fees earned is the amount directors received in cash

•	Share-based awards is the amount that directors received in DSUs in 2009, valued as of the grant date. It includes all of the DSUs that vested as of the grant date, including DSUs granted in the equivalent amount as dividends paid on Cameco common shares in 2009. These totals include the dividend equivalents, and are therefore higher than the total fees paid disclosed on the previous page.

	Fees earned	Share-based awards	Total
Name	($)	($)	($)

John S. Auston	38,505	33,385	71,890
John H. Clappison	108,269	73,433	181,702
Joe F. Colvin	116,373	100,999	217,372
Harry D. Cook	40,285	35,221	75,506
James R. Curtiss	123,799	103,533	227,332
George S. Dembroski	49,105	128,756	177,861
Donald H.F. Deranger	35,841	54,950	90,791
James K. Gowans	0	100,450	100,450
Nancy E. Hopkins	101,020	74,853	175,873
Oyvind Hushovd	65,120	151,807	216,927
J.W. George Ivany	114,000	77,780	191,780
A. Anne McLellan	100,500	74,826	175,326
A. Neil McMillan	96,289	76,103	172,392
Robert W. Peterson	105,000	75,412	180,412
Victor J. Zaleschuk	77,412	236,696	314,108

Total	1,171,518	1,398,204	2,569,722

2010 MANAGEMENT PROXY CIRCULAR      47

Incentive plan awards
We stopped granting options to directors on October 28, 2003.
The table below lists the non-executive directors who had unexercised option awards as at December 31, 2009.
All of the directors’ options have vested except Mr. Dembroski’s reload options (3,300 vest in 2010 and 3,300 vest in 2011). We stopped awarding reload options in 1999. Mr. Curtiss and Mr. Dembroski exercised their reload options to acquire additional options with a 10-year term. They are exercisable at the closing market price of Cameco shares on the day before they are exercised.
See About the nominated directors — Director profiles starting on page 9 for the amount of equity each director has at risk.

	Option-based awards
		Number of securities
	Grant	underlying	Option	Option expiry	Value of unexercised
	date	unexercised options	exercise price	date	in-the-money options
Name	(mm/dd/yyyy)	(#)	($)	(mm/dd/yyyy)	($)

John S. Auston	03/10/2003	6,000	5.88	03/09/2011	168,300
Total		6,000			168,300

Harry D. Cook	02/26/2002	6,000	7.31	02/25/2010	159,738
	03/10/2003	18,000	5.88	03/09/2011	504,900
Total		24,000			664,638

James R. Curtiss	02/26/2002	6,000	7.31	02/25/2010	159,738
	03/10/2003	12,000	5.88	03/09/2011	336,600
	09/21/2004	3,300	15.79	09/20/2014	59,855
Total		21,300			556,193

George S. Dembroski	02/26/2002	18,000	7.31	02/25/2010	479,214
	03/10/2003	18,000	5.88	03/09/2011	504,900
	03/01/2007	3,300	43.25	02/28/2017	0
	03/03/2008	3,300	38.55	03/02/2018	0
Total		42,600			984,114

Nancy E. Hopkins	02/26/2002	9,000	7.31	02/25/2010	239,607
	03/10/2003	27,000	5.88	03/09/2011	757,350
Total		36,000			996,957

Robert W. Peterson	03/10/2003	6,000	5.88	03/09/2011	168,300
Total		6,000			168,300

Victor J. Zaleschuk	03/10/2003	18,000	5.88	03/09/2011	504,900
Total		18,000			504,900

Loans to directors
As of March 15, 2010, we and our subsidiaries had no loans outstanding to any current or former directors, except routine indebtedness as defined under Canadian securities laws.

48      CAMECO CORPORATION

Executive compensation
Compensation discussion and analysis
1 Executive summary
Corporate performance remains the single biggest factor affecting our decisions on executive pay. This section discusses our executive compensation program and the decisions we made affecting the compensation of our most senior people in 2009 (our named executives):
•	Gerald W. Grandey, President and Chief Executive Officer (CEO)

•	O. Kim Goheen, Senior Vice-President and Chief Financial Officer (CFO)

•	George B. Assie, Senior Vice-President, Marketing and Business Development

•	Timothy S. Gitzel, Senior Vice-President and Chief Operating Officer (COO)

•	Gary M.S. Chad, Senior Vice-President, Governance, Law and Corporate Secretary
We ended 2009 with record financial performance and excellent progress at our operations. We had record revenue and earnings, higher uranium production, strong safety performance and high ratings as a corporate employer. Our strong performance was balanced across four strategic areas: safe and rewarding workplace, clean environment, supportive communities and outstanding financial performance. We believe these four measures will continue to play a strong role in determining our future growth and long-term success.
Our conservative approach to risk management, and compensation risk in particular, encourages the right management behaviours, uses a balanced scorecard to assess performance, and avoids excessive risk-taking or extreme payouts to our most senior people. This approach includes:
•	maintaining a multi-year strategic plan

•	considering risk when we set our annual corporate objectives

•	working within an enterprise risk management framework

•	establishing absolute as well as relative measures of performance

•	setting levels of threshold performance under our incentive plans

•	using appropriate payout curves to cap performance incentives

•	having a clawback policy for our CEO and CFO, consistent with US statutory requirements

•	committing to full and open disclosure
Against this backdrop, the board of directors approved the following executive compensation decisions for 2009:
Modest increases in base salary
The named executives generally received a modest increase in base salary for 2009, consistent with market practices. Mr. Gitzel received a larger increase to bring him closer to the median of the market peers.
Payouts under our short-term incentive plan
Our solid performance across all four performance measures in 2009 resulted in a corporate performance payout factor of 113% under the plan. The board acknowledged the CEO’s outstanding performance in leadership effectiveness and his impact on strategic initiatives, and strong performance by the other named executives.
Moderate payouts of PSU awards granted in 2007 and vesting in 2009
The 2009 PSU payouts were based on an overall performance factor of 63.85% due to stronger financial results (our absolute measure) and weaker total shareholder return (our relative measure) over the three-year period.
A conservative grant of new long-term incentive awards
The board approved a conservative grant of long-term incentive awards at or slightly below the median of our compensation peer group. The LTI awards are based on targets by position, to motivate executives to ensure superior corporate performance. All of the LTI award is at risk and not guaranteed.
The human resources and compensation committee also undertook a review of compensation risk as part of our ongoing efforts to enhance our governance practices.

2010 MANAGEMENT PROXY CIRCULAR      49

The image below shows our timeline for the different elements of our executive compensation program.
Our long-term incentives (LTI) include a stock option plan and performance share unit (PSU) plan, which have different terms for vesting and payouts. We offer these incentive plans to drive longer-term corporate performance.

50      CAMECO CORPORATION

The table below is voluntary and shows the total compensation our named executives have received in the last three years and the 2010 compensation known to date, such as long-term incentives that were granted in March 2010 to drive performance over the next three to eight years. The ultimate value of a long-term incentive award depends on future events, so its value can change significantly after it has been granted.
Turn to the Summary compensation table on page 74 for more information about the named executives’ compensation. See Total compensation starting on page 59 for a description of each element of compensation and Developments in 2010 on page 83 for more information about the 2010 compensation known to date.

	2007	2008	2009		2010
Total compensation	($)	($)	($)		($)

Gerald W. Grandey President and CEO

Base salary	950,000	986,000	999,500		1,019,500
Short-term incentive (cash bonus)	945,000	553,000	963,000
Long-term incentive (performance share units)	703,200	970,750	774,800		1,387,200
Long-term incentive (options)	856,400	1,347,000	1,215,600		2,104,900
Pension benefits (annual pension service cost)	254,400	290,500	251,700
Other compensation[1]	n/a	412,611	n/a

Total CEO compensation	3,709,000	4,559,861	4,204,600

O. Kim Goheen Senior Vice-President and CFO

Base salary	440,000	460,000	473,800		483,300
Short-term incentive (cash bonus)[2]	254,000	173,000	420,000	[2]
Long-term incentive (performance share units)	375,040	388,300	213,070		346,800
Long-term incentive (options)	535,250	539,000	455,850		516,040
Pension benefits (annual pension service cost)	139,100	153,300	123,800
Other compensation[1]	n/a	82,923	n/a

Total compensation	1,743,390	1,796,523	1,686,520

George B. Assie Senior Vice-President, Marketing and Business Development

Base salary	530,000	550,000	566,500		577,800
Short-term incentive (cash bonus)	336,000	227,000	360,000
Long-term incentive (performance share units)	375,040	388,300	271,180		520,200
Long-term incentive (options)	642,300	606,000	506,500		746,900
Pension benefits (annual pension service cost)	134,500	146,400	124,700
Other compensation[1]	n/a	226,269	n/a

Total compensation	2,017,840	2,143,969	1,828,880

Timothy S. Gitzel Senior Vice-President and COO

Base salary	440,000	470,000	550,000		561,000
Short-term incentive (cash bonus)	404,000	194,000	360,000
Long-term incentive (performance share units)	140,640	388,300	271,180		578,000
Long-term incentive (options)	214,100	539,000	506,500		814,800
Pension benefits (annual pension service cost)	118,100	139,700	98,400
Other compensation[1]	n/a	7,598	n/a

Total compensation	1,316,840	1,738,598	1,786,080

Gary M.S. Chad Senior Vice-President, Governance, Law and Corporate Secretary

Base salary	415,000	432,000	445,000		453,900
Short-term incentive (cash bonus)	215,000	146,000	220,000
Long-term incentive (performance share units)	281,280	232,980	116,220		173,400
Long-term incentive (options)	428,200	337,000	303,900		271,600
Pension benefits (annual pension service cost)	123,900	134,500	110,100
Other compensation[1]	n/a	153,869	n/a

Total compensation	1,463,380	1,436,349	1,195,220

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Notes:
1.	Total employer contributions to the perquisites of each of the named executives were less than $50,000 and 10% of the executive’s base salary in each year, so they are not disclosed in this table. Perquisites include life insurance premiums, a tax planning allowance, an executive medical plan and a vehicle allowance.

Other compensation includes vacation time paid to the named executives in February 2008 for the time they had accrued over many years. Accrued vacation pay had grown to a significant amount, so we chose to make a one-time payout to all employees who had banked vacation time in excess of our policy. We have revised our vacation policy so employees no longer bank excess vacation time (subject to exceptions that might be granted from time to time) so we do not incur such a liability in the future.

2.	The amount for Mr. Goheen in 2009 includes a one-time discretionary bonus of $150,000 for his role in the divestiture of Cameco’s interest in Centerra Gold.
2 Our compensation framework
Philosophy and objectives
Our compensation policies and programs are designed to accomplish four specific goals:
•	attract, retain and motivate executives operating in a highly demanding, complex and competitive business environment

•	link executive compensation to corporate performance

•	motivate executives to create shareholder value by:
•	rewarding them when they successfully achieve corporate and individual performance objectives over the short and long term

•	ensuring that total compensation of all of our executives includes a significant component that is at risk, reflecting their ability to influence business outcomes and financial performance
•	position our total direct executive compensation at the median of our compensation peer group. This means that half of the companies in our peer group pay more than we do and half pay less
Our executive compensation program includes a base salary, short and long-term incentives, pension and other benefits. The short and long-term incentives are at-risk compensation, which is awarded according to how well we perform as a company (corporate performance), and how well the executive performs in his or her role (individual performance). The most senior people in our organization have the highest amount and proportion of compensation that is at risk.
Managing compensation risk
The complex nature of our business makes us conservative in our approach to risk management, and we have structured our compensation program in a way that reinforces this:
Comprehensive and disciplined compensation framework
•	We have a formal disciplined process for risk oversight that involves the board and all of the board committees.

•	We have a multi-year strategic plan to balance risk and reward. The plan contemplates risks facing Cameco and the industry overall so we are proactive in our planning, risk management and decision-making.

•	We embed our corporate objectives into how we assess the performance of our executives and make decisions. The human resources and compensation committee assesses each objective before it is reviewed and approved by the board and also assesses whether it can be easily manipulated. Objectives may be assigned to the executives with individual or joint accountability.

•	We award compensation based on performance and not length of service.

•	A significant portion of executive compensation is variable or at risk because it is not guaranteed.

•	Our compensation program is designed in a way that does not encourage excessive risk-taking by employees.

•	Our enterprise risk management system enables us to develop appropriate risk-adjusted performance expectations.
Balanced decision-making
•	We use absolute and relative measures to assess performance.

•	We introduced a balanced scorecard approach for our short-term incentive (STI) plan and performance share unit (PSU) plan to broaden the way we assess performance and provide a more direct and representative link between pay and performance.
52       CAMECO CORPORATION

Threshold performance
•	We must deliver threshold performance in order to receive a payout under our STI plan and PSU plan. Otherwise there is a zero payout.

•	Payouts under our PSU plan are based on our performance of our three-year objectives and the value of our shares when the units vest at the end of the three-year period.
Limits on incentive pay
•	We have a maximum limit of two times target on payouts under our STI plan and PSU plan.

•	We use typical and modified payout curves to clearly indicate caps on performance so there is no incentive for executives to take on extreme risk, to result in extreme levels of performance payouts.
Clawback policy
•	We have instituted a clawback policy requiring the CEO and CFO to reimburse part of their incentive compensation if there is misconduct that results in Cameco restating its financial statements. This is consistent with US statutory requirements.
Our culture also encourages management to be objective in recognizing its level of performance and to make recommendations to the board to lower its compensation when appropriate. The board has used its discretion to reduce executive compensation in the past. For example, the board awarded annual bonuses to the executives that were lower than target for 2005, 2006 and 2008.
Who participates
Our executive compensation program covers the entire executive team:
•	our CEO (Mr. Grandey)

•	five senior vice-presidents (including the other four named executives)

•	18 vice-presidents and two presidents of our US subsidiaries
Target compensation and mix
We target overall executive compensation at the median of our compensation peer group and we benchmark base salaries at the median. The human resources and compensation committee also consults with the safety, health and environment committee on our performance in meeting our safety, health and environmental goals for confirmation of the related corporate results. Performance in those areas is factored in when determining the STI awards.
The charts below show the 2009 target direct compensation mix for our CEO and other senior executives.
2010 MANAGEMENT PROXY CIRCULAR       53

The table below compares the targets for the 2009 short-term and long-term incentives with the actual awards, expressed as a percentage of the executives’ base salary. The targets are comparable to those of our compensation peer group.

	Target at-risk compensation		Total 2009 at-risk compensation
	Short-term	Long-term	Actual 2009 short-term	Actual 2009 long-term
	incentive target	incentive target	incentive	incentive grants
Position	(% of base salary)	(% of base salary)	(% of 2009 base salary)	(% of 2009 base salary)
CEO	80%	250 to 375%	96%	199%

Senior executives	45 to 55%	80 to 225%	49 to 65%	94 to 141%
Research and benchmarking
We review the results of national compensation forecast surveys and benchmark our executive compensation program to our compensation peer group as part of our analysis and assessment to make sure our compensation is fair and competitive. We also benchmark our compensation internally to make sure we are balanced in our decision-making.
In 2008, the human resources and compensation committee, with the support of its external consultant, reviewed the list of peers we use to assess our corporate performance and executive pay. As a publicly traded, global nuclear energy company based in Canada, Cameco has few peers, so the committee established a performance peer group of 36 companies with a subset of Canadian companies to assess pay levels. The compensation peer group does not include companies that are much larger than us, or US companies, because the committee felt they could skew the results. Since forming the groups, the performance peer group has been reduced by two companies due to mergers and acquisitions. (Petro-Canada is no longer in the performance peer group and Nova Chemicals Corp. is no longer in either peer group.)
The new performance peer group of 34 companies includes the 21 companies in the compensation peer group, and 13 global companies with a larger revenue base and representing the energy, gold and coal mining industries. The committee uses this peer group to calculate the relative total shareholder return (TSR), which is a performance measure under our PSU plan.
The new compensation peer group consists of 21 Canadian companies, representing a cross-section of capital-intensive companies from different sectors that are similar to us in terms of size of assets and revenue. We typically target the median of this peer group for total direct compensation although the human resources and compensation committee has the discretion to adjust the target up or down, depending on our corporate performance and other factors like market conditions. We compare the compensation of our executives against comparable executive positions from the compensation peer group when we determine the compensation for our executive officers. Total direct compensation for the three most senior positions was below the median for 2009.
The table below lists the companies in the two peer groups.
54       CAMECO CORPORATION

	Compensation peer	Performance peer
Company name	group	group
Agrium Inc.	•	•
Barrick Gold Corporation	•	•
Canadian Oil Sands Trust	•	•
Enerplus Resources Fund	•	•
Emera Inc.	•	•
First Quantum Minerals Ltd.	•	•
Fortis Inc.	•	•
Goldcorp Inc.	•	•
Inmet Mining Corporation	•	•
Kinross Gold Corp.	•	•
Lundin Mining Corp.	•	•
Methanex Corp.	•	•
Nexen Inc.	•	•
Penn West Energy Trust	•	•
Potash Corp. of Saskatchewan	•	•
Sherritt International Corporation	•	•
SNC Lavalin Group Inc.	•	•
Talisman Energy Inc.	•	•
Teck Cominco Ltd.	•	•
TransAlta Corp.	•	•
TransCanada Corp.	•	•
Agnico-Eagle Mines Ltd.		•
Alpha Natural Resources Inc.		•
Arch Coal Inc.		•
Canadian Natural Resources Ltd.		•
CONSOL Energy Inc.		•
Enbridge Inc.		•
EnCana Corp.		•
Husky Energy Inc.		•
Imperial Oil Ltd.		•
Massey Energy Co.		•
Peabody Energy Corp.		•
Suncor Energy Inc.		•
Yamana Gold, Inc.		•

Annual decision-making process
We have developed a comprehensive process for making compensation decisions. The illustration below shows the different inputs we use to determine compensation and the flow of information, recommendations and approval by our board.
Assessing the program
The human resources and compensation committee reviews all of our policies and programs relating to executive compensation and makes recommendations to the board. This process involves:
•	establishing the annual corporate objectives to measure performance

•	evaluating performance

•	determining the proposed base salaries, short-term incentive awards, grants of stock options and performance share unit awards

•	committee review and recommendation to the board

•	board approval
The committee is satisfied that our current executive compensation policies and programs and our compensation levels are aligned with our corporate performance, reflect competitive market practices and allow us to attract, retain and motivate talented executives.
It conducted a comprehensive review in 2008 resulting in changes to the STI and PSU programs in 2009, and continues to assess the competitiveness and effectiveness of our executive compensation program.
2010 MANAGEMENT PROXY CIRCULAR      55

Independent advice
The human resources and compensation committee has retained Hugessen as its independent compensation consultant since November 2008.
Hugessen’s services in 2009 mainly included:
•	research and advisory services on director compensation levels and practices

•	advisory services on performance, compensation peer groups, and payout and plan objectives

•	advisory services on compensation risk assessment and governance issues

•	attending six committee meetings and one board meeting

•	consultation and advisory services on compensation-related governance matters
We paid Hugessen $247,500 for these services. Hugessen did not provide any services to management.
The committee reviews and pre-approves all fees and the terms of service for consulting services provided by its compensation consultant. The committee is ultimately responsible for its own decisions, which may take into consideration more than the information and recommendations provided by its compensation consultant or management.
Share ownership guidelines
One of the key ways we align the interests of management and shareholders is by requiring our executives to have personal holdings of Cameco shares. We introduced share ownership guidelines for our executives on January 1, 2005, based on compensation and position as follows:
•	CEO — 4.0 x base salary

•	senior vice-presidents — 2.0 x base salary

•	vice-presidents — 1.0 x base salary
Executives must meet the share ownership targets within five years of being appointed to an executive position, or by January 1, 2010, whichever is later. The table below shows the number of shares held by our named executives. Four of them hold more than the minimum number of shares required. We calculate the target value of share ownership by using the 2009 base salary and the multiplier for the position of the named executive. The share value is based on $33.93, the closing price of Cameco common shares on the TSX on December 31, 2009.

	2009 base		Target value of		Value of
	salary		share ownership	Number of	shares held	Meets share
Name	($)	Multiple	($)	shares held	($)	ownership target
Gerald W. Grandey	999,500	4 x	3,998,000	314,666	10,676,617	yes
O. Kim Goheen	473,800	2 x	947,600	31,544	1,070,288	yes
George B. Assie	566,500	2 x	1,133,000	41,563	1,410,233	yes
Timothy S. Gitzel	550,000	2 x	1,100,000	3,073	104,267	no — has until January 9, 2012 to reach the target
Gary M.S. Chad	445,000	2 x	890,000	47,308	1,605,160	yes

56      CAMECO CORPORATION

3 Our process
Measuring performance
We make our compensation decisions based on corporate and individual performance.
Corporate performance
Our corporate performance is measured by how well we achieve both operational and financial goals. The board approves our corporate objectives every year, as recommended by the human resources and compensation committee. These objectives become the individual performance objectives for the CEO, and are allocated among the senior vice-presidents, becoming part of their individual performance objectives.
Our corporate objectives for 2009 were grouped into four broad measures of success:

1 — Safe, healthy and rewarding workplace

2 — Clean environment

3 — Supportive communities where we operate

4 — Outstanding financial performance
We had 23 corporate objectives in 2009, including 12 that were selected to determine the payouts under our annual short-term incentive plan. The table below lists these 12 corporate objectives and their results for 2009.

2009 objectives	2009 results

1 — Outstanding financial performance

• Produce 20.1 million lbs of U3O 8 and 8 to 12 million kgU from fuel services	Exceeded • Our share of U3O8 production was 20.8 million pounds, or 103% of plan

• We produced 12.3 million kgU at fuel services

• Achieve combined unit-operating costs within budget.	Exceeded • Unit costs were 10% below budget

• Deliver planned capital projects within 10% of budget	Achieved • Projects that closed in 2009 were within 10% of budget

• Achieve budgeted net earnings and cash flow from operations (before working capital changes)	Exceeded • Adjusted net earnings and cash flow from operations exceeded budget

• Advance Cigar Lake mine remediation, including sealing of the August 2008 water inflow area	Achieved • Dewatering resumed in the fourth quarter and is complete.

• Enhance the value of Inkai	Partially achieved

•     Commissioned Inkai’s main processing plant and started commissioning the first satellite plant

•     Drilling on block 3 was progressed, but did not achieve target

•     Negotiations with the government of Kazakhstan regarding Inkai were not finalized

• Achieve sales targets for new long-term supply contracts	Partially achieved • Sales targets were met for U3O8, but not for fuel services

2 — Safe, healthy and rewarding workplace

•      Strive for no lost-time injuries at all Cameco-operated sites and at a minimum, maintain a long-term downward trend in the combined (employee and contractor) injury frequency and severity, and radiation doses
Exceeded

•     Overall, strong safety performance demonstrated in 2009

•     Lost-time incident frequency for employees and contractors was 0.4 per 200,000 hours worked compared to a target of 0.8 — the best performance in Cameco’s history. Medical aid frequency and severity were also better than target

• In support of promoting a strong reporting culture, demonstrate continual improvement in the effective application of the corrective action process	Achieved • Realized continual improvement, through more incident reporting and strengthening of the corrective action and tracking cultures

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3 — Clean environment

•     Strive to achieve zero reportable environmental incidents in all jurisdictions where we operate. Reduce the frequency of environmental incidents and incur no significant incidents at all Cameco-operated sites
Partially achieved

•      There were 27 environmental incidents, which is a small improvement over 2008 (29 incidents), but is above our long-term average of 22. There were no significant environmental incidents

•      With the goal of reducing energy consumption at all Cameco business locations, develop and begin to implement energy management action plans at all Canadian mining and milling operations, and complete energy assessments at all remaining North American operations
Achieved

•      We completed energy assessments and developed energy management plans for all but one of our operations

•      We completed a study on renewable energy opportunities at McArthur River/Key Lake, led by the Pembina Institute

•      We implemented almost all of the energy reduction actions at our operations in northern Saskatchewan

4 — Supportive communities

•     Build awareness of and support for Cameco in the communities impacted by our company through community investment, business development and public relations, and improve levels of support in these jurisdictions
Achieved • We received positive feedback from our annual polls in Port Hope and Saskatchewan
• We were named one of Canada’s Top 100 employers, and one of the top 10 companies to work for in Canada

Individual performance
The board measures the CEO’s individual performance using the annual corporate performance objectives (80% weighting) and their view of his executive leadership (20% weighting). Turn to page 67 for more information about the process for determining the CEO’s compensation.
At the beginning of the year the CEO establishes individual performance objectives for each of the senior vice-presidents, allocating and weighting the annual corporate performance objectives by individual, according to the executive’s influence in a given area. At the end of each year, the CEO compares performance to the targets, analyses the compensation levels of similar positions in the compensation peer group, and prepares a comprehensive report on each senior vice-president, summarizing their individual performance and leadership effectiveness and recommending any changes to compensation. The human resources and compensation committee reviews the reports and consults with its compensation consultant before making recommendations to the board.

58      CAMECO CORPORATION

Total compensation
Total compensation for our executives includes five elements:
1.	Base salary
2.	Short-term incentive plan (STI)
3.	Long-term incentive plan (LTI) ý at-risk compensation
4.	Pension
5.	Benefits and perquisites
The table below is a summary of the different compensation elements and how they are determined.

Type of compensation	Form	Performance period	How it is determined

Base salary (page 59)	cash	one year	Based on market competitiveness among the compensation peer group, individual performance, fairness and internal equity

Short-term incentive (page 60)	cash	one year	Focuses on specific annual objectives
Target award based on market competitiveness among the compensation peer group, fairness and internal equity
Actual award based on corporate and individual performance

Long-term incentive (page 62)	performance share units	three-year term, with vesting at the end of three years	Focuses on longer-term objectives (three years)
Target award based on market competitiveness of the LTI package among the compensation peer group
Actual payout based on our overall performance, combining:

• financial and operating performance over the three-year performance period

• total shareholder return compared to the performance peer group

At the board’s discretion, payment is made in Cameco shares purchased on the open market, or in cash

Long-term incentive (page 65)	options	eight-year term, with one-third vesting each year starting on the first anniversary of the grant date	Target award based on market competitiveness of the LTI package among the compensation peer group The final realized value is based on the appreciation of Cameco’s share price

Pension (page 67)	defined benefit plan (CEO and one senior vice-president) defined contribution plan (for all other senior vice-presidents) supplemental executive pension plan	ongoing	Based on market competitiveness

Benefits	group life, health and dental select perquisites	ongoing	Based on market competitiveness

Our named executives also have employment agreements with us. These are described in more detail starting on page 67.
Base salary
We set our benchmark for base salaries at the median of the compensation peer group.
We review base salaries of our CEO and other senior executives every year, and compare them with our compensation peer group to make sure the salary levels are fair and competitive. We compare base salaries with similar positions at companies in the compensation peer group. Then we consider our corporate performance for the year, the individual’s performance, and the salaries of others at Cameco to make sure any salary increases are fair and balanced.

2010 MANAGEMENT PROXY CIRCULAR      59

The named executives generally received a modest increase in base salary for 2009, consistent with market practices. Mr. Gitzel received a larger increase to bring him closer to the median of the market peers.

	2009 base salary		2008 base salary
		% increase		% increase
Name and position	$	from 2008	$	from 2007

Gerald W. Grandey	999,500	1.4	986,000	3.8
President and CEO
O. Kim Goheen	473,800	3.0	460,000	4.5
Senior Vice-President and CFO
George B. Assie	566,500	3.0	550,000	3.8
Senior Vice-President, Marketing and Business Development
Timothy S. Gitzel	550,000	17.0	470,000	6.8
Senior Vice-President and COO
Gary M.S. Chad	445,000	3.0	432,000	4.1
Senior Vice-President, Governance, Law and Corporate Secretary

Short-term incentive plan (STI)
The STI gives executives the opportunity to earn a cash bonus each year based on their success in achieving pre-established corporate and individual performance objectives.
Awards range anywhere from 0 to 150% of the STI target established for the year based on the level of performance. Payouts can be:
•	50% of the STI target if our performance meets the threshold (80% of the performance target)

•	150% of the STI target if we deliver outstanding performance (120% of the performance target)
The board has the discretion to pay up to a maximum of 200% of the STI target for exceptional performance. There is no payout if our performance is below the threshold.
The board can adjust the amount of the bonus when there are significant external challenges or opportunities that were not contemplated or reasonably expected when the objectives were set.
The human resources and compensation committee sets the STI target bonus for each executive based on the level of the position, fairness and internal equity, and overall market competitiveness. Actual awards are based on corporate and individual performance for the year using the following target levels and performance weightings:

	STI target for 2009	Corporate performance	Individual performance
Position	(% of base salary)	weighting	weighting

CEO	80%	80%	20%
Senior vice-presidents	45% to 55%	60%	40%
Vice-presidents	35%	40%	60%
Program enhancements
We introduced a scorecard approach in 2009 to measure performance more broadly and give participants a clearer picture of their potential award. The balanced scorecard replaces the three financial targets and the safety, health and environmental factor with a number of weighted objectives aimed at driving our one-year performance in key areas, including safety, health and the environment. These objectives are tied to our four corporate measures of success and individual performance measures.

60      CAMECO CORPORATION

We calculated the STI awards for 2009 as follows:
Measuring corporate performance
The board establishes the measures and weightings every year based on the recommendation of the committee. For 2009, it identified 12 of the corporate objectives as compensable STI performance measures for 2009, and assigned them weightings. These objectives represent our four measures of success, and are grouped into two sets of measures that each add up to 100%. The product of these two sets of measures results in the corporate performance multiplier.

Outstanding financial performance (85%)	• Reach a number of specific production targets

• Keep consolidated unit operating costs within budget

• Deliver planned capital projects within 10% of budget

• Achieve budgeted net earnings and cash flow from operations (before working capital changes)

• Make significant progress on Cigar Lake

• Increase the potential of Inkai

• Reach sales targets through new long-term supply contracts

Safe, healthy and rewarding workplace (50%)	• Strive for no lost-time injuries, and keep reducing radiation doses and number and severity of injuries

• Keep improving our corrective action process and promote a strong reporting culture

Clean environment (50%)	• Strive for no reportable environmental or significant events, and reduce the number of environmental events

• Initiate energy management action plans and conduct energy assessments

Supportive communities (15%)	• Increase company awareness and support in our communities through community investment, business development and public relations
Measuring individual performance
The committee establishes individual performance measures every year, and set three core measures for 2009:

Key operating results	The committee can also add any other
Strategic change initiatives	performance measures it deems appropriate.
Leadership effectiveness

The committee used these measures to assess the CEO’s individual performance for 2009. The committee assessed the CEO’s leadership effectiveness and his impact on strategic change initiatives as outstanding.
The CEO decides which measures will be used for the other participants in the plan, and sets the weightings for each. He assesses the performance of senior vice-presidents. Senior vice-presidents assess the performance of vice-presidents.

2010 MANAGEMENT PROXY CIRCULAR      61

2009 award
The table below shows the STI awards made to our CEO and senior executives for 2009 and paid in 2010. STI was based 80% on corporate performance and 20% on individual performance for the CEO, and 60% on corporate performance and 40% on individual performance for the other senior executives.

					Corporate		Individual
					performance		performance
	2009 base salary				multiplier &		multiplier &		2009 STI bonus paid	2008 STI bonus paid	%
Name and position	($)		STI target		weighting		weighting		($)	($)	change

Gerald W. Grandey	999,500	x	80%	x	(90.4%	+	30.0%)	=	963,000	553,000	74%
President and CEO

O. Kim Goheen	473,800	x	50%	x	(67.8%	+	45.5%)	=	270,000	173,000	56%
Senior Vice-President
and CFO

George B. Assie	566,500	x	55%	x	(67.8%	+	47.0%)	=	360,000	227,000	59%
Senior Vice-President,
Marketing and
Business Development

Timothy S. Gitzel	550,000	x	55%	x	(67.8%	+	49.0%)	=	360,000	194,000	86%
Senior Vice-President
and COO

Gary M.S. Chad	445,000	x	45%	x	(67.8%	+	41.5%)	=	220,000	146,000	51%
Senior Vice-President,
Governance, Law and
Corporate Secretary
The Total compensation table on page 51 shows the impact that discretionary changes, market compensation and formula calculations had on STI awards for our named executives over the past three years.
Long-term incentive plan (LTI)
LTI gives executives and other employees the opportunity to receive options and performance share units (PSUs) every year. Options are awarded to employees ranging from first-line supervisors to the CEO, while PSUs are awarded to vice-presidents and above.
The human resources and compensation committee evaluates our weightings of options and PSUs every year, and discusses the national trends with its compensation consultant. The committee can adjust this weighting based on the emphasis other Canadian public companies are putting on stock options or some form of whole share plan. The committee set the targeted mix of the expected value of the long-term incentives at 40% PSUs and 60% options in 2009, similar to 2007 and 2008.
Each LTI grant is based on individual performance, the level of the position, fairness and internal equity, and overall market competitiveness. In 2009 the LTI grant to executives was targeted at the median of the compensation peer group. We grant options to other employees based on their position and performance for the year, within established ranges for the different position levels.
Awards are granted every year on March 1 (or the next business day if March 1 falls on a weekend), after we publicly disclose our results for the previous fiscal year. If we impose a trading blackout period that includes March 1, we will make the grants seven trading days after the blackout period has ended. The board can make special grants of options and PSUs at other times during the year.
Performance share unit plan
We introduced a PSU plan for executives in 2004 to replace some of the incentive opportunities granted previously through stock options. The PSU plan allows us to reduce the number of options we grant, lessening the dilutive impact to shareholders, and adds another element of compensation with performance criteria.
The longer-term nature of the PSU award is aimed at increasing retention and is designed to motivate executives to:
•	consistently meet corporate performance targets

•	create shareholder value that can be sustained on an absolute and relative basis over a three-year period
62      CAMECO CORPORATION

Under the plan, each PSU represents one notional common share that can be exchanged for Cameco common shares purchased on the open market (or for cash, at the board’s discretion) at the end of a three-year period as long as certain performance and vesting criteria have been met. PSUs do not earn dividends. Withholding taxes apply, so the amount of cash or shares each executive receives is reduced by that amount.
In 2009 the human resources and compensation committee introduced a scorecard approach to better align senior management’s compensation with their ability to improve corporate performance over a three-year period. PSUs issued up to and including March 4, 2008 vest at the end of the three-year period based on the previous criteria, while those awarded starting in 2009 vest based on the new scorecard.
The human resources and compensation committee sets the performance targets every year. The committee and the board view them as reasonably challenging stretch targets.
Vesting under the previous terms
PSUs issued up to and including March 4, 2008 vest at the end of the three-year period based on three criteria:
•	annual cash provided by operations before working capital changes averaged over the three- year period (absolute measure)

•	annualized total shareholder return (relative measure)

•	employment status
We calculate the amount as follows:

Annual cash provided by operations before working capital changes
Absolute measure
If our performance is:
	% of PSUs available to vest 0 to 150%	ý
•    between 95 and 105% of the target, 100% of the PSUs will vest
•    below 95%, the board can lower the number of PSUs that will vest
•    higher than 105% of the target, the board can increase the number of PSUs that will vest.

No PSUs will vest if our performance is below 80% of the target. The board can pay up to 200% of the target for exceptional corporate performance.

Annualized total shareholder return (TSR)
Relative measure
X	% of PSUs available to vest 100% or 50%	ý	We compare our annualized total shareholder return (appreciation in share price + dividends paid) to the Metals and Mining and Utilities and Gold indices over three years.
While the relative weighting of this blended index may vary, it represents the mix of industries that make up our operations.

If our performance is similar to the index, there will be no change to the initial grant of PSUs (for example, if the return of the blended market index is 10%, our total shareholder return must be at least 8%).

If our performance is less than comparable (outside a defined range), then we reduce the initial grant of PSUs by 50%.

=	% of initial grant of PSUs 0 to 150%	ý	Performance multiplier
If an executive is no longer an employee at the end of the three-year vesting period, a pro-rated portion of the PSUs will vest based on the period of employment, as long as the executive:
•	was not terminated for cause

•	did not resign from Cameco before being entitled to receive a pension under our registered pension plan
If an executive is terminated within 12 months after a change of control, all of the PSUs will vest and be paid out at their target value.
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New terms for vesting
The new scorecard, first used for the awards granted in 2009, uses four measures to calculate our overall performance, combining relative total shareholder return with three other corporate measures. Each of these is given a weighting, and calculated over a three-year period.

Total actual costs for capital projects (30%) 0 to 150%	ý	Total actual costs for planned capital projects (approved financial expenditures) started and closed during the three-year period not to exceed the budgeted cost by a defined margin

Average realized uranium price (20%) 0 to 150%	ý	Achieve an average realized price for uranium sales for a three-year period that exceeds the weighted average price for sales in two industry benchmarks for the same period
The 2009 goal will be based on 2008, 2009 and 2010 sales due to timing of when pricing information is available

Increased production (20%) 0 to 150%	ý	Increase production of U30 8 by a defined amount during the three-year period

Our three-year average total shareholder return (TSR) (30%) 0 to 200%	ý	Achieve three-year average TSR that is the median of the three-year average TSR achieved by companies in our performance peer group
We define TSR as the change in price of a Cameco common share, including reinvestment of dividends, on the Toronto Stock Exchange (TSX) from during the three-year period

Corporate performance multiplier	ý	The overall performance factor represents the sum of the above four targets

Initial grant of PSUs	ý	Notional units awarded at the beginning of the three-year performance period

PSU payout	ý	Payout amount is the initial number of PSUs granted, multiplied by the PSU corporate performance multiplier, exchanged for Cameco common shares

Applying discretion
The committee can make adjustments at its discretion. For example, it can:
•	adjust a performance measure, target measure and/or two or more weightings when things change (such as when a financial indicator no longer exists or has materially changed or is no longer relevant to our business, or when there are significant external challenges and opportunities that were not contemplated or reasonably expected when the objectives were set)

•	increase any of the corporate performance multipliers up to a maximum of 200% for extraordinary corporate performance, subject to the approval of the board. It can also increase the final number of PSUs to account for exceptional corporate performance, or decrease it due to corporate performance that does not meet expectations
This use of discretion helps reduce the possibility that anyone unduly benefits from or suffers because of events that are unforeseen or out of their control.
64      CAMECO CORPORATION

2009 payouts of 2007 PSU awards
The table below shows the payouts we made to our named executives in 2009 for PSUs awarded in 2007, compared to the payouts made in 2008 for PSUs awarded in 2006. Payouts were made in late December of each year, in common shares purchased in the market.
Our performance from 2007 to 2009 was better than from 2006 to 2008 due to stronger financial results. The table shows the difference in the absolute measure (defined as cash from operations before working capital changes) between the two periods. The average annual cash provided by operations before working capital changes from 2007 to 2009 was $810 million, more than 105% of target and resulting in a payout factor of 127.7%. This compares to $660 million for the period from 2006 to 2008, which was between 95% and 105% of target and resulted in a payout factor of 100%. Total shareholder return, our relative measure, was low over both three-year periods, resulting in a payout factor of 50% for that measure in both periods.
The grant date valuation of the PSUs in 2007 was based on $46.88, our share price on the TSX at the time. We also used this share price to calculate each executive’s total compensation for 2007. The PSUs were exchanged for Cameco common shares on December 11, 2009 at an average purchase price of $32.36. The performance factor (127.7% x 50% = 63.85%) and the change in share price resulted in the executives receiving 44% of the grant value in 2007.

				Value of total				Value of total
				2007 PSU payout				2006 PSU payout
				Dec. 11, 2009				Dec. 22, 2008
	2007			at a share price of	2006			at a share price of
	PSU award	Absolute measure	Relative measure	$32.36	PSU award	Absolute measure	Relative measure	$19.29
Name	(# of units)	(%)	(%)	($)	(# of units)	(%)	(%)	($)

Gerald W. Grandey	15,000	127.7	50	309,966	18,000	100	50	173,603

O. Kim Goheen	8,000	127.7	50	165,307	9,000	100	50	86,801

George B. Assie	8,000	127.7	50	165,307	10,000	100	50	96,446

Timothy S. Gitzel	3,000	127.7	50	62,006	n/a	n/a	n/a	n/a

Gary M.S. Chad	6,000	127.7	50	123,980	7,600	100	50	73,299
See the Total compensation table on page 51 for the PSUs granted to our named executives over the past three years and Performance share unit plan on page 62 for more information about the plan.
Stock option plan
Our stock option plan is designed for management, and certain professional employees and employees with supervisory responsibilities, and ties a portion of their future compensation to the long-term performance of our shares. It gives executives and other employees a form of compensation tied to the market value of our common shares. We had 847 employees participate in the plan in 2009, and we expect that 918 will participate in 2010.
The human resources and compensation committee believes that granting options is an effective way to:
•	make sure that executives and other employees are committed to the longer term interests of the company and our shareholders

•	attract, retain and motivate talented employees to achieve corporate success
Options have a term of eight years and one-third vest each year, starting on the first anniversary of the date of the grant. Options granted before 1999 expire 10 years after the date of the grant. The committee takes into account previous grants when it considers new grants of options.
The board fixes the exercise price of an option at the time of the grant at the TSX closing price of Cameco common shares on the trading day immediately before the date of the grant.
If an employee leaves the company, any unvested options will vest during a specific period of time depending on the reason for leaving. All vested options can be exercised for the same specified period of time. See Compensation on termination starting on page 69 for more information.
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No more than 10% of our total issued and outstanding shares can be issued to insiders in a one-year period under the stock option plan and any other security based compensation arrangement. An employee participating in the plan can only hold up to 5% of our total issued and outstanding common shares. Options cannot be transferred to another person (other than by will or intestate succession).
Making changes
The board can change, suspend or terminate the option plan subject to the laws that apply, including but not limited to the rules, regulations and policies of any stock exchange Cameco is listed on. Some changes may require approval from shareholders or other governmental or regulatory body.
Neither the board, human resources and compensation committee nor shareholders can alter or affect the rights of an option holder in a negative way without his or her consent, except as described in the plan.
The following kinds of changes also require shareholder approval under the terms of the plan:
Administrative
•	any change to the number of common shares that can be issued under the plan, including increasing the fixed maximum number of common shares, or changing from a fixed maximum number to a fixed maximum percentage of common shares

•	any change to extend the period after a trading blackout when options can be exercised

•	any change to extend the expiry date of an option unless it would otherwise expire during a trading blackout period

•	any change that requires shareholder approval such as those described in the rules, regulations and policies of any stock exchange that we are listed on
Exercise price
•	any change that would cause the exercise price of an option to be lower than the fair market value of the common shares at the time the option is granted. This does not include standard adjustment provisions relating to dividends or stock splits, recapitalizations, consolidations or other fundamental corporate changes, or provisions for the treatment of options if there is a change of control or other similar transaction that affects the powers of the board to make certain changes to the option plan.

•	any other change that would cause the exercise or purchase price of an option to be lower (other than the standard adjustment provisions or if there is a change of control or other similar transaction as described in the item above). Cancelling an option or reissuing it at a lower price is considered a reduction in the exercise price.
Eligibility
•	any change that increases the number of categories of people who are eligible to receive options, if it could increase the participation of insiders

•	any change allowing options to be transferred other than by will or intestate succession
Securities
•	adding deferred or restricted share units or other share awards that would not involve an actual cash payment

•	any change that allows adding a cashless exercise feature, unless it reduces the number of underlying shares in the option plan reserve
See the Total compensation table on page 51 for information about the options granted to our named executives over the past three years.
International employees
On January 1, 2001, we introduced the non-North American stock option plan (phantom plan) to give eligible employees of our international subsidiaries the opportunity to participate in our overall growth and profitability.
The phantom plan has the same objectives and features as our stock option plan except that these option holders have the right to receive cash payments rather than Cameco shares. The cash amount equals the difference between the market price of a Cameco share on the exercise date and the exercise price of a phantom stock option.
66      CAMECO CORPORATION

Pension
The human resources and compensation committee believes pensions are an integral part of total compensation and a cost-effective and important benefit for attracting and retaining talented employees, including executives.
Our executives participate in a registered base plan and a supplemental plan.
Registered base plan
This is a defined contribution plan for the named executives, except for Mr. Grandey and Mr. Chad who participate in a registered defined benefit plan.
Supplemental plan
The supplemental executive pension plan is a non-contributory supplemental defined benefit plan that is designed to attract and retain talented executives over the longer term. It is also designed to provide a retirement income that is commensurate with the executive’s salary and offset the strict limits under the Income Tax Act (Canada) relating to registered pension plans.
All of our executives and certain officers of wholly owned subsidiaries participate in the supplemental executive pension plan. See 2009 results – Retirement plan benefits on page 79 for more information.
Perquisites
Our named executives receive a number of perquisites as part of their total compensation, including:
•	life insurance

•	long-term disability

•	tax planning

•	an executive medical plan

•	a vehicle allowance

•	additional salary protection in the event of a disability (at no current incremental cost to Cameco)
These perquisites are similar to those offered by the companies in our compensation peer group.
CEO compensation and employment contract
Mr. Grandey signed a new employment agreement with us on December 31, 2007 that does not include a fixed term of employment. The new contract provides for:
•	a base salary

•	participation in the short-term incentive plan

•	participation in the long-term incentive plan (including options and PSUs)

•	participation in the defined benefit pension plan

•	participation in the supplemental executive pension plan
It also includes post-termination obligations requiring that he:
•	not use or disclose specialized knowledge, contacts and connections he obtained while at Cameco

•	not compete against us in any way for 12 months after he leaves the organization

•	not solicit any of our customers, suppliers or employees or harm our relationships with any of them for 18 months after he leaves the organization
Mr. Grandey is also entitled to US currency protection for any benefits that will be paid to him under our executive defined benefit pension plan and the supplemental executive pension plan if the exchange rate from the Canadian to US dollar is less than 0.725 at the time of payment.
Compensation
The human resources and compensation committee considers the following when it reviews the salary and performance of the CEO:
•	overall corporate performance

•	comparative compensation – how salary, short- and long-term incentives compare to similar positions in the peer groups

•	implementation of the CEO’s strategies to increase shareholder value

•	the CEO’s leadership measures
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The CEO submits a performance self-assessment to the committee. The committee reviews the self-assessment, considers compensation recommendations received from the compensation consultant, and then recommends the CEO’s compensation to the board for approval.
On termination
The table on page 71 gives a summary of the incremental compensation that would be paid to Mr. Grandey if his employment had been terminated on December 31, 2009.
If Mr. Grandey resigns, it will be treated as retirement because he is eligible to retire. If there is a change of control and no termination, Mr. Grandey does not receive any incremental benefits.
Employment agreements with senior executives
Mr. Assie, Mr. Goheen and Mr. Chad signed new employment agreements on November 1, 2005. The contracts are for an indefinite period of employment and provide for:
•	a base salary

•	participation in the short-term incentive plan

•	participation in the long-term incentive plan (including options and PSUs)

•	participation in the employee defined contribution pension plan (other than Mr. Chad who participates in the executive defined benefit pension plan) and the supplemental executive pension plan
All three executives met the share ownership target by January 1, 2010. See page 56 for more information.
Mr. Gitzel signed an employment agreement with us on January 9, 2007 that provides for:
•	a base salary

•	a signing bonus

•	participation in the short-term incentive plan

•	participation in the long-term incentive plan (including options and PSUs)

•	participation in the employee defined contribution pension plan and the supplemental executive pension plan
Mr. Gitzel is required to own an amount of Cameco shares that is at least two times his base salary by January 9, 2012.
The contracts with all four executives also include post-termination obligations requiring that each does not:
•	use or disclose specialized knowledge, contacts and connections he obtained while at Cameco

•	compete against us in any way for 12 or 18 months (depending on the officer) after he leaves the organization

•	solicit any of our customers, suppliers or employees or harm our relationships with any of them for 12 to 18 months (depending on the officer) after he leaves the organization
On termination
If Mr. Goheen, Mr. Assie or Mr. Chad resigns, it will be treated as retirement because they are eligible to retire. They do not receive any incremental benefits if there is a change of control but no termination of employment.
Clawback provisions
If our financial statements have to be restated because of misconduct, the CEO and CFO have to reimburse some of their incentive compensation as required by US law. This policy has been in place since 2003.
68      CAMECO CORPORATION

Compensation on termination
The table below is a summary of the compensation that would be paid to the named executives if any of them is terminated. The only difference for Mr. Gitzel is if he is terminated without cause, his severance and STI awards are based on 18 months, rather than two years.
We believe the following terms are fair, competitive with the market and based on industry practice.

Type of
termination	Severance	STI bonus	Options	PSUs	Benefits	Pension
Retirement[1]	• none	• bonus for the current year is pro-rated to retirement date	• three years to vest • must be exercised within three years or the original term, whichever is earlier	• performance is measured to the end of the year of retirement • awards are pro-rated to retirement date	• post-retirement benefits continue until age 65 • once the executive turns 65, life insurance is reduced and health and dental benefits are provided until death	• credited service no longer earned

Resignation[2]	• executive must give three months notice • if we waive the notice, we must pay his base salary for three months	• none	• vesting continues for 90 days • must be exercised within 90 days or the original term, whichever is earlier	• no entitlement to any PSU payout and all PSUs are cancelled	• none	• credited service no longer earned

Termination without cause[3]	• lump sum equal to base salary for the notice period	• lump sum equal to the target bonus for the notice period
•   options continue to vest for the notice period

•   must be exercised within the notice period (except for the CEO who is entitled to the notice period plus 90 days) or by the original expiry date, whichever is earlier

•   this does not apply to the CEO’s options granted on Jan. 1, 2003 as they may be exercised until Dec. 31, 2010
				• performance is measured to the end of the year of termination • awards are pro-rated to termination date	• employer contributions for health, dental and life insurance benefits continue for the notice period or until executive obtains other employment, whichever is earlier	• coverage continues and credited service continues to be earned for the notice period

Termination without cause within 12 months of a change of control[4]	• same as for termination without cause	• same as for termination without cause	• all unvested options vest, assuming TSX approval • must be exercised within two years or the original term, whichever is earlier	• all PSUs vest and are paid at target	• same as for termination without cause	• same as for termination without cause
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Type of
termination	Severance	STI bonus	Options	PSUs	Benefits	Pension
Termination with cause	• none	• all entitlement to the bonus is lost	• vesting continues for 30 days or the original term, whichever is earlier • must be exercised within 30 days	• no entitlement to any PSU payout and all PSUs are cancelled	• none	• credited service no longer earned

Death	• none	• pro-rated to the date of death	• three years to vest • must be exercised within three years or original term, whichever is earlier	• performance is measured to the end of the year of death • awards are pro-rated to the date of death	• life insurance is paid on death	• credited service no longer earned • value of vested pension benefit is paid to the beneficiary

Notes:

1.	Retirement

Post-retirement benefits include health, dental, accidental death and dismemberment, and life insurance. Benefits are provided only if the executive is at least 57 years old with at least 10 years of service when he retires. A supplemental amount of $1,000 per month is paid until age 65, if the executive retires and is at least 57 years old with 10 years of service.

2.	Resignation

Mr. Grandey, Mr. Goheen, Mr. Assie and Mr. Chad are eligible for early retirement and therefore do not qualify for the compensation that is paid if a senior executive resigns.

3.	Termination without cause

The notice period for Mr. Grandey, Mr. Goheen, Mr. Assie and Mr. Chad is two years or the period remaining until age 65, whichever is earlier. The notice period for Mr. Gitzel is 18 months or until he reaches our normal retirement date, whichever is earlier.

4.	Termination without cause within 12 months of a change of control

According to the ENL Reorganization Act, no person, alone or together with associates may hold, beneficially own or control, directly or indirectly, more than 25% of the voting shares that can be cast to elect the directors. Because of the legislated restrictions on share ownership, there would have to be an act of federal parliament for anyone to hold more than 25% of our voting shares. For Mr. Grandey, change of control is defined as an entity holding 35% or more of our voting shares, transfer or lease of substantially all of the company’s assets, dissolution or liquidation of the company, or the board deciding that a change of control has occurred. For Mr. Goheen, Mr. Assie, Mr. Gitzel and Mr. Chad, change of control is the same except that an entity must hold 50% or more of our voting shares.
70      CAMECO CORPORATION

The table below shows the incremental values that would be paid to the named executives if any of them had been terminated on December 31, 2009 and includes a situation of termination without cause with a change of control. Cameco has legislated ownership restrictions under the ENL Reorganization Act. While a change of control is possible, it would require an act of parliament as discussed in the previous paragraph.

	Severance	STI bonus[1]	Options[2]	PSUs[3]	Benefits[4]	Pension[5]	Total payout
Type of termination	($)	($)	($)	($)	($)	($)	($)
| | | | | | |
Gerald W. Grandey President and CEO

Retirement[6]	nil	nil	nil	nil	94,200	nil	94,200
Termination without cause	1,999,000	1,599,200	nil	nil	50,500	351,800	4,000,500
Termination without cause with a change of control	1,999,000	1,599,200	1,747,200	2,205,450	50,500	351,800	7,953,150
Termination with cause	nil	(963,000)	nil	(788,601)	nil	nil	(1,751,601)
Death	nil	nil	nil	nil	1,999,000	(2,510,200)	(511,200)

O. Kim Goheen Senior Vice-President and CFO

Retirement[6]	nil	nil	nil	nil	nil	nil	nil
Termination without cause	947,600	473,800	nil	nil	26,400	303,200	1,751,000
Termination without cause with a change of control	947,600	473,800	655,200	712,530	26,400	303,200	3,118,730
Termination with cause	nil	(270,000)	nil	(258,886)	nil	nil	(528,886)
Death	nil	nil	nil	nil	947,600	(461,200)	486,400

George B. Assie Senior Vice-President, Marketing and Business Development

Retirement[6]	nil	nil	nil	nil	198,900	nil	198,900
Termination without cause	1,133,000	623,150	nil	nil	30,700	163,000	1,949,850
Termination without cause with a change of control	1,133,000	623,150	728,000	814,320	30,700	163,000	3,492,170
Termination with cause	nil	(360,000)	nil	(292,816)	nil	nil	(652,816)
Death	nil	nil	nil	nil	1,133,000	(2,255,400)	(1,122,400)

Timothy S. Gitzel Senior Vice-President and COO

Resignation[7]	nil	(360,000)	nil	(292,816)	nil	nil	(652,816)
Termination without cause	825,000	453,750	nil	nil	17,400	239,400	1,535,550
Termination without cause with a change of control	825,000	453,750	728,000	814,320	17,400	239,400	3,077,870
Termination with cause	nil	(360,000)	nil	(292,816)	nil	nil	(652,816)
Death	nil	nil	nil	nil	1,100,000	70,600	1,170,600

Gary M.S. Chad Senior Vice-President, Governance, Law and Corporate Secretary

Retirement[6]	nil	nil	nil	nil	203,200	nil	203,200
Termination without cause	890,000	400,500	nil	nil	28,000	638,600	1,957,100
Termination without cause with a change of control	890,000	400,500	436,800	407,160	28,000	638,600	2,801,060
Termination with cause	nil	(220,000)	nil	(148,546)	nil	nil	(368,546)
Death	nil	nil	nil	nil	890,000	(1,102,400)	(212,400)

Notes:

1.	STI bonus

When the executive resigns or is terminated for cause, he forfeits any outstanding STI bonus payment. We calculated the payment that he is forfeiting based on the STI bonus determined in 2010 for 2009 performance.

2.	Options

The named executives only receive an incremental benefit on their options when there is a termination without cause with a change of control. Currently under the ENL Reorganization Act, a change of control for Cameco is not permitted. The amount shown is the in-the-money value at December 31, 2009 of all unvested options which would vest upon a termination without cause with a change of control.
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3.	PSUs

When there is a retirement, termination without cause or termination without cause with a change of control, the named executives may receive an incremental benefit for any outstanding PSUs, to account for the fact that our corporate performance may be better at the end of the year of termination, than it turns out to be at the end of the original three-year vesting period. In the table, we have assumed that the performance multiplier at the end of the assumed year of termination and at the end of the original three-year vesting period are the same so there is no incremental benefit at retirement, termination without cause or death.

When the executive resigns or is terminated for cause, he forfeits any payment. We calculated the payout of the outstanding PSUs based on the results to date to determine the amount forfeited.

When the executive is terminated without cause with a change of control, all outstanding PSUs vest immediately at target, and are paid out on the termination date.

The calculation in each situation in the table is based on a share price of $33.93, the closing price of a Cameco common share on the TSX on December 31, 2009.

4.	Benefits

Post-retirement benefits include health, dental, accidental death and dismemberment, and life insurance. Benefits are provided only if the executive is at least 57 years old with at least 10 years of service when he retires. Mr. Goheen and Mr. Gitzel are not eligible for post-retirement benefits because they had not reached the age of 57 on December 31, 2009.

5.	Pension

The incremental pension benefit is the difference between the commuted value on termination and the commuted value on retirement at December 31, 2009. If the commuted value on termination is less than the commuted value when the executive retires (or resigns in Mr. Gitzel’s case), his pension benefit is negative.

The table below shows the commuted values for retirement (resignation in the case of Mr. Gitzel). We estimated these values using the Canadian Institute of Actuaries’ Standard Practice for Determining Pension Commuted Values, and assumed:
•	100% vesting

•	the executive’s age or age 55, whichever is later

•	no salary increase after December 31, 2009

•	a discount rate of 3.9% each of the next 10 years and 5.4% each year thereafter for Canadian and US liabilities

•	benefits are pre-tax

Commuted value	For retirement	On December 31, 2009

The commuted values are based on assumptions representing entitlements in the employment agreements, and these may change over time. The methods we use may not be exactly the same as those used by other companies, so you may not be able to compare our figures directly with those of other companies.	Gerald W. Grandey	$6,260,800
	O. Kim Goheen	$2,152,800
	George B. Assie	$5,847,900
	Gary M.S. Chad	$2,815,700

	For resignation

	Timothy S. Gitzel	$838,500

6.	Retirement

The termination on resignation estimate does not apply to Mr. Grandey, Mr. Goheen, Mr. Assie and Mr. Chad because they are all eligible to retire and a resignation by any one of them would be treated as a retirement.

7.	Resignation

If Mr. Gitzel voluntarily ended his employment on December 31, 2009, this would be regarded as a resignation because of his age. Mr. Gitzel would not receive a severance. He is required to give three months advance notice when he resigns. We can waive this notice if we pay three months’ base salary, or $137,500. The table assumes that we did not waive the notice period.
72     CAMECO CORPORATION

4 – How our executive compensation aligns with share performance
The graph below compares the performance of Cameco shares over the last five years (including reinvestment of dividends) to the performance of the S&P/TSX Composite Total Return Index. It shows what $100 invested in Cameco shares and the index at the end of 2004 would be worth at the end of each of the last five years.
The bar chart shows the trend in total compensation paid to our named executives over the same period. This tracks closely with our share performance in two of the last five years. The exceptions were in 2006, 2008 and 2009:
•	our share performance was very strong in 2006, but total compensation was less than 2005 because of the water inflow at Cigar Lake

•	our share performance went down in 2008, but total compensation was slightly higher than 2007 because of exceptionally strong financial results. We reduced the short-term incentive bonus because we did not meet two key operational objectives. We grant long-term incentives early in the year, so the 2008 LTI awards were paid before the significant downturn in the market, and had a higher estimated grant date value than in 2007.

•	although our share performance improved in 2009, the value of the long-term incentives we awarded in 2009 was lower than 2008 because they were granted in early 2009 when there was a significant downturn in the economy and our share price was lower. See the Total compensation table on page 51 for more information.

	2004	2005	2006	2007	2008	2009

Cameco	$100	$176	$226	$191	$103	$167
S&P/TSX Composite Total Return Index	$100	$124	$146	$160	$107	$145
Grant date value of total compensation for the named executives (in millions)	$7.3	$16.5	$11.5	$10.3	$11.7	$10.7

The grant date value of total compensation for the named executives includes the total compensation we disclosed in our previous management proxy circulars:
•	salary

•	short-term incentive bonus

•	options (valued as of the grant date using the Black-Scholes model)

•	performance share units (valued as of the grant date based on the share price on the day before the grant and target awards)

•	annual pension service cost and all other compensation
It does not include any perquisites, as they all fall below the threshold.
The positions represented by the five named executives have remained the same throughout the last five years, but there have been changes to the executives filling those positions: Mr. Gitzel became the COO in January 2007 and Terry Rogers, the former COO, retired at the end of June 2006. The table therefore represents total compensation:
•	in 2004, 2005 and 2006 for Mr. Grandey, Mr. Goheen, Mr. Assie, Mr. Rogers and Mr. Chad

•	in 2007, 2008 and 2009 for Mr. Grandey, Mr. Goheen, Mr. Assie, Mr. Gitzel and Mr. Chad
2010  MANAGEMENT PROXY CIRCULAR      73

2009 results
Summary compensation table
The summary compensation table shows the base salary, incentive-based awards and other compensation awarded to the named executives in 2009.
See the Total compensation table on page 51 for the 2007 compensation and the 2010 compensation known to date.

					Non-equity
					incentive plan
					compensation ($)
			Share-	Option-
			based	based	Annual	Pension	All other	Total
Name and		Salary	awards[1]	awards[2]	incentive plans[3]	value[4]	compensation[5]	compensation
principal position	Year	($)	($)	($)	($)	($)	($)	($)

Gerald W. Grandey President and	2009	999,500	774,800	1,215,600	963,000	251,700	n/a	4,204,600
CEO	2008	986,000	970,750	1,347,000	553,000	290,500	412,611	4,559,861

O. Kim Goheen Senior Vice-President	2009	473,800	213,070	455,850	420,000	123,800	n/a	1,686,520
and CFO	2008	460,000	388,300	539,000	173,000	153,300	82,923	1,796,523

George B. Assie Senior	2009	566,500	271,180	506,500	360,000	124,700	n/a	1,828,880
Vice-President	2008	550,000	388,300	606,000	227,000	146,400	226,269	2,143,969
Marketing and Business Development

Timothy S. Gitzel Senior	2009	550,000	271,180	506,500	360,000	98,400	n/a	1,786,080
Vice-President and	2008	470,000	388,300	539,000	194,000	139,700	7,598	1,738,598
COO

Gary M.S. Chad Senior Vice-President	2009	445,000	116,220	303,900	220,000	110,100	n/a	1,195,220
Governance, Law and	2008	432,000	232,980	337,000	146,000	134,500	153,869	1,436,349
Corporate Secretary

Notes:

1.	Share-based awards
These amounts reflect the grant date fair value of the actual number of PSUs originally awarded, using the closing price of a Cameco share on the TSX on the day before the grant. The number of PSUs that the named executives will actually earn can vary from 0 to 150% of the original number of PSUs granted, depending on performance (the board can pay up to 200% if performance is exceptional).
We awarded the following PSUs to the named executives in 2009 and 2008:

	March 16, 2009	March 4, 2008

Gerald W. Grandey	40,000	25,000
O. Kim Goheen	11,000	10,000
George B. Assie	14,000	10,000
Timothy S. Gitzel	14,000	10,000
Gary M.S. Chad	6,000	6,000

Grant price	$19.37	$38.83

For purposes of financial statement disclosure, the PSUs were valued using share prices of $33.93 for 2009 and $21.05 for 2008, the year-end closing prices of a Cameco share on the TSX, and amortized over their three-year vesting period and the weighted average of the expected retirement dates of the named executives, whichever is lower.
74      CAMECO CORPORATION

The table below shows the difference between the grant date fair value and the value at December 31. The year-end value is used for purposes of financial statement disclosure.

			Difference between the grant date value and
	Total number of		accounting value as at December 31
	PSUs awarded to	Grant date	Year-end share	Difference	Total value of
	named executives	value	price	per unit	difference
Grant date	(# of units)	($)	($)	($)	($)

March 16, 2009	85,000	19.37	33.93	14.56	1,237,600
March 4, 2008	61,000	38.83	21.05	(17.78)	(1,084,580)

PSUs granted:
•	in 2006 vested at 50% of target and paid out in shares, net of income tax, in December 2008.

•	in 2007 vested at 63.85% of target and paid out in shares, net of income tax, in December 2009
See the 2009 PSU payouts table on page 65 for more information.

2.	Option-based awards
The table below shows the number of options granted to the named executives over the last two years and the corresponding grant date valuations:

	March 16, 2009	March 4, 2008

Gerald W. Grandey	120,000	100,000
O. Kim Goheen	45,000	40,000
George B. Assie	50,000	45,000
Timothy S. Gitzel	50,000	40,000
Gary M.S. Chad	30,000	25,000

Grant date valuation	$10.13 per option	$13.47 per option

In March of 2009 and 2008, the human resources and compensation committee reviewed estimates prepared by its compensation consultants of the value of the options on the grant dates. It then recommended to the board the number of options to grant, which the board approved. The compensation consultants used the Black-Scholes option-pricing model and the following key assumptions:

	Dividend yield	Volatility	Risk-free rate	Expected life	Exercise price
	(%)	(%)	(%)	(years)	($)

2009	1.20	52.5	3.0	8	19.37
2008	0.40	32.1	3.8	5.5	38.83

As this approach may not be identical to that used by other companies and is sensitive to the assumptions used, the figures may not be directly comparable across companies, but for compensation valuation purposes a consistent approach has been used. In 2008 the expected life assumption was different from previous years, and based on Mercer (Canada) Limited’s analysis of the expected life of Cameco options and options issued by companies in the compensation peer group. They calculated it by adding the actual term (eight years) to the vesting period (three years), and dividing in half.
For purposes of financial statement disclosure, options awarded in 2009 were valued at $5.60 each on the date of the grant, and options awarded in 2008 were valued at $11.90 each on the date of the grant. We used the Black-Scholes option-pricing model both years and the following key assumptions:

	Dividend yield	Volatility	Risk-free rate	Expected life	Exercise price
	(%)	(%)	(%)	(years)	($)

2009	1.24	36.0	1.76	4.5	19.37
2008	0.6	39.0	2.9	3.5	38.83

These accounting value assumptions are different from the compensation value assumptions in the calculations above. The human resources and compensation committee uses the compensation valuation method because it allows a comparison to market peers.
The accounting value assumptions are based on our own internal research and past experience of how employees exercise their options. In 2009 the difference between the two models is $4.53 per option granted, or $1,336,350 for the 295,000 options granted to the named executives. In 2008 the difference is $1.57 per option granted, or $392,500 for the 250,000 options granted to the named executives. For purposes of financial statement disclosure, the options were amortized over their three-year vesting period or the weighted average of the years to expected retirement of the named executives, whichever was lower.
2010 MANAGEMENT PROXY CIRCULAR      75

3.	Annual incentive plans
These amounts were earned in the fiscal year shown and were paid in the following fiscal year. The amount for Mr. Goheen in 2009 includes a one-time discretionary bonus of $150,000 for his role in the divestiture of Cameco’s interest in Centerra Gold.

4.	Pension value
Pension value for Mr. Goheen, Mr. Assie and Mr. Gitzel includes company contributions under the registered defined contribution pension plan, plus the projected value of the pension earned in 2009 for service credited under the supplemental executive pension plan. Pension value for Mr. Grandey and Mr. Chad includes the projected value of the pension earned in 2009 for service credited under the registered defined benefit plan and the supplemental executive pension plan.

5.	All other compensation
This amount does not include perquisites and other personal benefits because they total less than $50,000 and less than 10% of the annual salary for any of the named executives. Perquisites are valued at the cost to Cameco.
For 2008 this represents vacation time that was paid to the named executives in February 2008, for time that had accrued over many years. Since accrued vacation time had grown to a significant amount, we decided to make a one-time payment to all employees who had banked vacation time in excess of our policy. We have revised our vacation policy so employees cannot bank vacation time in excess of what the policy allows (subject to exceptions that might be granted from time to time), to avoid such a liability in the future.
76      CAMECO CORPORATION

Incentive plan awards
The table below shows the total unexercised option and share awards granted to our named executives as of December 31, 2009.

			Option-based awards				Share- based awards
						Value of	Number of
			Number of	Option	Option	unexercised	shares or units of	Market or payout
	Grant		securities underlying	exercise	expiry	in-the-money	shares that	value of share- based
	date		unexercised	price[1]	date	options	have not	awards that have not
Name	(mm/dd/yyyy)		options[1] (#)	($)	(mm/dd/yyyy)	($)	vested (#)	vested[2] ($)

Gerald W. Grandey	01/01/2003		360,000	6.25	12/31/2010	9,965,880
	03/10/2003		144,000	5.88	03/09/2011	4,039,200
	03/04/2004		186,000	10.51	03/03/2012	4,355,562
	03/02/2005		210,000	27.04	03/01/2013	1,446,900
	03/10/2006		86,000	41.00	03/09/2014	0
	03/30/2007		40,000	46.88	03/29/2015	0
	03/04/2008		100,000	38.83	03/03/2016	0	25,000	0
	03/16/2009		120,000	19.37	03/15/2017	1,747,200	40,000	0
Total			1,246,000			21,554,742	65,000	0

O. Kim Goheen	11/02/2004	[3]	6,000	16.62	11/01/2014	103,878
	03/02/2005		90,000	27.04	03/01/2013	620,100
	03/10/2006		46,000	41.00	03/09/2014	0
	03/30/2007		25,000	46.88	03/29/2015	0
	03/04/2008		40,000	38.83	03/03/2016	0	10,000	0
	03/16/2009		45,000	19.37	03/15/2017	655,200	11,000	0
Total			252,000			1,379,178	21,000	0

George B. Assie	03/04/2004		32,000	10.51	03/03/2012	749,344
	03/02/05		84,000	27.04	03/01/2013	578,760
	03/10/2006		54,000	41.00	03/09/2014	0
	03/30/2007		30,000	46.88	03/29/2015	0
	03/04/2008		45,000	38.83	03/03/2016	0	10,000	0
	03/16/2009		50,000	19.37	03/15/2017	728,000	14,000	0
Total			295,000			2,056,104	24,000	0

Timothy S. Gitzel	03/30/2007		10,000	46.88	03/29/2015	0
	03/04/2008		40,000	38.83	03/03/2016	0	10,000	0
	03/16/2009		50,000	19.37	03/15/2017	728,000	14,000	0
Total			100,000				24,000	0

Gary M.S. Chad	03/02/2005		30,000	27.04	03/01/2013	206,700
	03/10/2006		40,000	41.00	03/09/2014	0
	03/30/2007		20,000	46.88	03/29/2015	0
	03/04/2008		25,000	38.83	03/03/2016	0	6,000	0
	03/16/2009		30,000	19.37	03/15/2017	436,800	6,000	0
Total			145,000			643,500	12,000	0

Notes:
1.	The number of options and exercise prices have been adjusted to reflect stock splits of Cameco shares.

2.	These awards are subject to performance conditions and valued at the minimum possible payout.

3.	Mr. Goheen exercised reload options to receive additional options with a 10-year term that can be exercised at the closing market price of Cameco shares on the day before exercising the reload options. We stopped awarding reload options in 1999.
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The table below shows:
•	the total value of the named executive’s options when they vested during 2009

•	the share-based awards that vested and were paid out in 2009

•	the short-term incentive earned in 2009 and paid in 2010

	Option-based awards–	Share-based awards–	Non-equity incentive plan
	value during the	value vested during	compensation– value earned
	year on vesting	the year	during the year
Name	($)	($)	($)

Gerald W. Grandey	(1,637,259)	309,966	963,000

O. Kim Goheen	(815,699)	165,307	420,000

George B. Assie	(949,950)	165,307	360,000

Timothy S. Gitzel	(353,918)	62,006	360,000

Gary M.S. Chad	(628,766)	123,980	220,000

The amounts for:
•	option-based awards reflect the pre-tax value that the executives would have realized if they had exercised their options that vested in 2009, on the date they vested. The options that had a negative value at the time of vesting are included in the calculation of these figures.

•	share-based awards are the values of the PSUs that were granted in 2007 and paid out in December 2009. The compensation value we previously disclosed for these PSUs was based on the target number of PSUs multiplied by the share value on their grant date. The named executives realized 44% of the grant date value of the PSUs when they were granted as part of their total compensation for 2007.

•	non-equity incentive plan compensation are the STI payments for 2009 that were paid in 2010. Mr. Goheen’s award also includes a one-time discretionary bonus of $150,000 for his role in the divestiture of Cameco’s interest in Centerra Gold.
Securities authorized for issue under equity compensation plans
The table below shows the equity securities authorized for issue from treasury under our compensation plans at the end of 2009:

Number of securities remaining
	Number of securities to		available for future issue under
	be issued upon exercise	Weighted-average exercise	equity compensation plans
	of outstanding options,	price of outstanding	(excluding securities reflected in
	warrants and rights	options, warrants and rights	column (a))
Plan category	(a)	(b)	(c)

Equity compensation plans approved by security holders	7,939,833	$27.42	10,497,236

Equity compensation plans not approved by security holders	—	—	—

Total	7,939,833	$27.42	10,497,236

Of the 7,939,833 options outstanding at December 31, 2009, 5,550,148 were exercisable and 2,389,685 were not exercisable.
The total number of Cameco shares that can be used under the option plan and other compensation arrangements must be less than 43,017,198 (10.9%) of our total and outstanding common shares as of March 15, 2010.
78      CAMECO CORPORATION

The table below gives details about the number of shares under our stock option plan at the end of 2009 and as of March 15, 2010:

As of December 31, 2009

Number of options available for issue under the option plan and other compensation arrangements	10,497,236

As of March 15, 2010

Number (%) of our issued and outstanding shares to be issued when outstanding options under the option plan are exercised	9,338,520 (2.4%)

Number (%) of our issued and outstanding shares still available for issue under the option plan	8,996,909 (2.3%)

Total dilution rate	4.7%

The table below shows other activity in the option plan since it was introduced in 1992:

Maximum initial share reserve (August 15, 1995)	31,460,418

Increase in the reserve (June 12, 2006)	11,556,780

Total issued and outstanding shares (as at the close of business on March 15, 2010)	392,940,373

Total shares that may be issued under outstanding options/total shares issued and outstanding (as at the close of business on March 15, 2010)	2.4%

2009 Burn rate	0.35%

The burn rate is the number of options issued in 2009 (1,376,039), expressed as a percentage of the 392,838,733 Cameco shares that were issued and outstanding as at December 31, 2009.
Retirement plan benefits
Defined benefit plan
Mr. Grandey and Mr. Chad are the only named executives who participate in our registered defined benefit plan. The plan is being phased out and will only exist for as long as the current members, retirees and their spouses are entitled to receive benefits. No new members have been added to the plan since 1997 and none will be added in the future.
The Income Tax Act (Canada) limits the annual benefits that can be accrued under a defined benefit plan. The limit for 2009 was $2,444 for each year of credited pensionable service, and pension benefits cannot be earned on the portion of salaries above approximately $122,222 per year.
Defined contribution plan
All of our regular, full-time employees participate in our registered defined contribution plan as of December 31, 2009, except for Mr. Grandey and Mr. Chad who participate in our registered defined benefit plan.
Under the Income Tax Act (Canada), the plan had a contribution limit of $22,000 in 2009, based on a salary of approximately $183,333.
Supplemental executive pension plan
The supplemental defined benefit plan is aimed at attracting and retaining talented executives over the longer term. The plan is designed to provide a retirement income that is consistent with the executive’s salary and to offset the strict limits of registered pension plans under the Income Tax Act (Canada).
All of our executives and certain officers of wholly owned subsidiaries participate in this plan, but they must also participate in either our defined benefit plan or defined contribution plan. The plan had 27 active members as at December 31, 2009, with 18 retirees and spouses of deceased retirees who were receiving a pension, and two former members with deferred or pending entitlements.
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Under the plan, executives and officers of certain subsidiaries receive overall benefits calculated as follows:

	1.8% of average of three highest years of base salary (excluding bonuses and taxable benefits)	For the CEO and senior vice-presidents for years of service after January 1, 1998, the overall benefits that would be paid under the program are calculated using 3% of the average of the three highest years of base salary (excluding bonuses and taxable benefits).

x	number of years of credited service

–	benefits payable under the base plan

=	overall benefits under the supplemental plan
The supplemental plan only provides benefits based on actual years of service with us up to the date of termination, or until the end of the notice period for termination without cause. It is only calculated on base salary, and does not include bonuses as part of the pensionable earnings, as other companies often do. The plan does not allow past service credits or any kind of accelerated service. Full benefits are paid at the normal retirement age of 65, but they can start at 60 years of age if the person has 20 years of service. There are no social security or other deductions.
We fund the supplemental plan each year, except for benefits for participants who are US taxpayers, including two named executives. These benefits are unfunded, and this liability was approximately $6,542,000 ($6,318,100 for the two named executives) as of December 31, 2009.
Early retirement
Mr. Grandey has reached the normal retirement age under our registered defined benefit plan, and is eligible to retire with full pension under this plan. Mr. Chad is within 10 years of the normal retirement age, so is eligible to retire early under the plan. If he retires early, he can either defer receiving the full pension until he reaches the normal retirement age under the plan, or receive his pension, less 0.25% times the total number of months until he reaches the normal retirement age.
Under our registered defined contribution plan, members can transfer their account balance or begin receiving a benefit any time after termination, so early retirement does not apply. Mr. Goheen, Mr. Assie and Mr. Gitzel are members of this plan.
Under our supplemental executive pension plan, although none of the named executives is eligible yet to retire with full pension under this plan, they can take early retirement starting at age 55. This gives them the option to either:
•	defer receiving their full pension until they reach the defined age under the plan which is i) at least 60 with at least 20 years of continuous employment or ii) 65, whichever is earlier; or
•	receive the pension, less 0.25% times the total number of months until they reach the defined age.
80      CAMECO CORPORATION

Executive pension value disclosure
The table below shows the estimated annual pension service costs for the defined benefit plans and Cameco’s contribution to the defined contribution plans as the compensatory change. It also shows the accrued pension obligations and annual pension payable under our pension plans for each of the named executives.

					Accrued			Accrued
	Age	Number of years of	Annual benefits		obligation at start	Compensatory	Non-compensatory	obligation
	at	credited service	payable[1] ($)		of year	change[2]	change[3]	at year end[4]
Name	year end	(#)	At year end	At age 65	($)	($)	($)	($)
Gerald W. Grandey	63	17.00	422,900	494,800	4,024,700	251,700	1,080,300	5,356,700
O. Kim Goheen	56	12.87	172,000	307,000	1,510,600	123,800	263,500	1,897,900
George B. Assie	58	30.25	377,900	497,600	4,067,700	124,700	339,800	4,532,200
Timothy S. Gitzel	47	2.98	43,500	335,100	193,300	98,400	174,600	466,300
Gary M.S. Chad	58	19.13	176,200	309,700	1,996,400	110,100	428,400	2,534,900

Notes:
1.	Annual benefits payable
•	Mr. Grandey and Mr. Chad participate in our registered defined benefit pension plan and do not have any defined contribution costs.

•	Mr. Goheen, Mr. Assie and Mr. Gitzel participate in our registered defined contribution plan. All of the named executives participate in our supplemental executive pension plan.

•	The annual benefits payable for Mr. Grandey and Mr. Chad include benefits under the registered defined benefit pension plan and the supplemental executive pension plan. The annual benefits payable for Mr. Goheen, Mr. Assie and Mr. Gitzel include benefits under the registered defined contribution pension plan and the supplemental executive pension plan. The defined contribution costs for Mr. Goheen, Mr. Assie and Mr. Gitzel are also included in the service cost as described under Compensatory change. The annual benefits payable do not take into account any early retirement reductions or vesting requirements.
The amounts under at age 65 are based on current compensation levels and assume accrued years of service to age 65 for each of the named executives. Under our supplemental executive pension plan, the named executives are eligible to retire at age 55, which would reduce the pension benefits they are entitled to receive.
The accrued obligation at start of year and the compensatory change are estimated totals that include our registered defined benefit pension plan, registered defined contribution pension plan and supplemental executive pension plan. They are based on assumptions representing entitlements in employment agreements that may change over time. The methods we used to determine these estimates may not be exactly the same as methods other companies use, so the figures may not be directly comparable.
We used the following key assumptions to estimate these benefit obligations:
•	100% vesting

•	a retirement age of 63 or one year after the valuation date if 63 years of age or older. The assumed retirement age of 63 is management’s best estimate for determining the accrued benefit obligation as at December 31, 2009, as reported in our financial statements.

•	salary increases of 4.5% each year

•	a discount rate of 6.0% each year for Canadian and US liabilities to determine the benefit obligation

•	a long-term rate of return on assets of 5.25% for the registered defined benefit pension plan and 6.0% for the invested assets of the supplemental executive pension plan

•	benefits are pre-tax
See note 23 of our 2009 consolidated financial statements in our 2009 annual report or on our website for more information about our pension plans.
2.	Compensatory change is the value of the projected pension earned from January 1, 2009 to December 31, 2009 for our registered defined benefit pension plan, registered defined contribution pension plan and supplemental executive pension plan.
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3.	Non-compensatory change includes changes such as changes in assumptions (other than those used to estimate the compensatory change), employee contributions and interest on the accrued obligation at the start of the year.
4.	Accrued obligation at year end is the value of the named executive’s projected pension earned for service up to December 31, 2009 under our registered defined benefit pension plan, registered defined contribution pension plan and supplemental executive pension plan. The pension amounts for Mr. Goheen, Mr. Assie and Mr. Gitzel equal the value of their accumulated contributions under the registered defined contribution pension plan, supplemented by amounts based on final average earnings and service under the supplemental executive pension plan (a defined benefit plan).
Loans to executives
As of March 15, 2010, we and our subsidiaries had no loans outstanding to our current or former named executives, except routine indebtedness as defined under Canadian securities laws.
82      CAMECO CORPORATION

Developments in 2010
Compensation risk assessment
The human resources and compensation committee continued its review of compensation risk in 2010. We have already adopted a number of best practices as outlined on page 52.
The committee examined various aspects of compensation risk. Its review included conducting research internally and externally, and benchmarking ourselves against industry best practices to mitigate risk. The committee engaged its compensation consultant to assist with the review.
The committee concluded that our practices are well developed and is satisfied that our policies and procedures are appropriate for managing compensation risk in the future.
2010 compensation to date
Reflecting strong 2009 performance, the human resources and compensation committee positioned total direct compensation in 2010 above the median at approximately the 55th percentile.
Base salary
Each of the named executives received a 2% increase in base salary for 2010, positioning them at the median of our compensation peer group and for internal equity. The increase is consistent with the lower end of salary increases nationally.

	2010 base salary		2009 base salary
Name and position	$	% increase from 2009	$	% increase from 2008

Gerald W. Grandey	1,019,500	2.0	999,500	1.4
President and CEO

O. Kim Goheen	483,300	2.0	473,800	3.0
Senior Vice-President and CFO

George B. Assie	577,800	2.0	566,500	3.0
Senior Vice-President, Marketing and Business Development

Timothy S. Gitzel	561,000	2.0	550,000	17.0
Senior Vice-President and COO

Gary M.S. Chad	453,900	2.0	445,000	3.0
Senior Vice-President, Governance, Law and Corporate Secretary
Long-term incentives
Options and PSUs were awarded to the named executives on March 1, 2010, after we released our 2009 results. While our 2009 performance is taken into consideration, we grant these long-term incentives to motivate executives to help us meet our performance targets over the coming years and to tie a portion of their future compensation to our longer term performance. The human resources and compensation committee recommended that the board use its discretion to grant additional long-term incentive awards to position total direct compensation slightly above the usual target of the median of our compensation peer group, and to encourage the executives to continue to deliver the strong performance demonstrated in 2009, over the longer term.
The table below shows the options and PSUs that were granted to our named executives in March 2010. The options vest over three years and have an exercise price of $28.90 for a period of eight years. The PSUs vest at the end of a three-year period and have a grant date value of $28.90 per unit, based on the closing price of Cameco common shares on the day before the grant.
The expected value of the long-term compensation awards is made up of 60% options and 40% PSUs.
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		Value of
	Securities	options				Value of	Date when
	under options	on date of		Expiry	PSUs	PSUs	performance
	granted	grant[1]	Exercise price	date	granted[2]	granted[3]	period matures
Name	(#)	($)	($/security)	(mm/dd/yyyy)	(#)	($)	(mm/dd/yyyy)

Gerald W. Grandey	155,000	2,104,900	28.90	02/28/2018	48,000	1,387,200	12/31/2012
O. Kim Goheen	38,000	516,040	28.90	02/28/2018	12,000	346,800	12/31/2012
George B. Assie	55,000	746,900	28.90	02/28/2018	18,000	520,200	12/31/2012
Timothy S. Gitzel	60,000	814,800	28.90	02/28/2018	20,000	578,000	12/31/2012
Gary M.S. Chad	20,000	271,600	28.90	02/28/2018	6,000	173,400	12/31/2012

Notes:
1.	Value of options

Options granted on March 1, 2010 are valued at approximately $13.58 per option using the Black-Scholes option-pricing model. The compensation consultant used the following key assumptions in the model when comparing companies:

Dividend yield	Volatility	Risk-free rate	Expected life	Exercise price
(%)	(%)	(%)	(years)	($)

0.94	44	2.81	8	28.90

In its analysis for the human resources and compensation committee, the compensation consultant estimated the expected value of Cameco’s options using the full term of the option. As this approach may not be identical to that used by other companies and is sensitive to the assumptions used, the figures may not be directly comparable across companies, but for compensation valuation purposes a consistent approach has been used. The exercise price of $28.90 per option was based on the closing price of Cameco shares on the TSX on the day immediately before the grant.
2.	PSUs granted
The amounts reflect 100% of the original number of PSUs awarded and have not been adjusted to reflect performance. The actual number of PSUs earned can vary from 0 to 150% of the original number granted based on corporate performance (and 200% for exceptional performance).
3.	Value of PSUs granted
The amounts represent the number of PSUs granted to each named executive, multiplied by $28.90, the closing price of Cameco shares on the TSX on the day immediately before the grant.
The PSUs granted on March 1, 2010 are for the three-year performance period from January 1, 2010 to December 31, 2012. The payout will be following the end of the performance period, pro-rated for the period during the three years he was an employee, unless the named executive leaves the organization earlier because of retirement, death or termination without cause. If the named executive leaves Cameco because of a change of control, then all of the unvested PSUs will vest and be paid out at their target value. If he resigns or is terminated with cause, all of his PSUs are cancelled and he forfeits the payout.
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Advisory vote on our approach to executive compensation
In 2010, you will have an opportunity to vote on our approach to executive compensation as disclosed in this circular. Your vote is advisory and non-binding, and will provide the board and human resources and compensation committee with important feedback.
Please take some time to read the Executive compensation section starting on page 49. We describe our compensation philosophy, the objectives and elements of the program and the way we measure and assess performance and make compensation decisions. We explain how and why a large portion of our executives’ compensation is linked to performance and earned over the longer term, and how we manage compensation risk.
As a shareholder you have the opportunity to vote for or against our approach to executive compensation through the following resolution:
Resolved, on an advisory basis and not to diminish the role and responsibilities of the board of directors, that the shareholders accept the approach to executive compensation disclosed in Cameco’s management proxy circular delivered in advance of the 2010 annual meeting of shareholders.
We recommend that shareholders vote for the advisory resolution on our approach to executive compensation. Unless otherwise instructed, the named proxyholders will vote for the advisory resolution.
We will disclose the results of the advisory vote in our report on the 2010 annual meeting voting results.
The board believes it is important to give shareholders an effective way to provide input on our approach to executive compensation. The opportunity that shareholders will have to vote this year is one means of accomplishing this objective. Because we are committed to ensuring shareholders have an effective and timely opportunity to provide input on this matter, we continue to evaluate the most effective means of accomplishing this objective. As a result, following this year’s vote, we will examine the level of interest and nature of the comments received from shareholders, as well as evolving best practices by other companies, and consider what might be the optimum frequency and approach for shareholders to provide their input on our approach to executive compensation.
Shareholders can also write directly to the chair of the board or the chair of the human resources and compensation committee, with their views or questions on executive compensation (see Communicating with the board on page 33). The board will also consider other methods of engaging shareholders on the topic.
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Shareholder proposals
Shareholders who meet eligibility requirements under the Canada Business Corporations Act (CBCA) can submit a shareholder proposal as an item of business for our annual shareholder meeting in 2011. Shareholder proposals must be submitted to our corporate secretary by January 10, 2011 for next year’s annual meeting. Only shareholder proposals that comply with the CBCA requirements received by that date, and our responses, will be printed in the management proxy circular we send to shareholders next spring.
Other information
Information available online
A number of our documents are available on our website (www.cameco.com) and on SEDAR (www.sedar.com) including:
•	2009 annual report which includes the audited financial statements and MD&A for the most recently completed financial year
•	our most recent annual information form, which has additional information on our audit committee, including the committee charter and other information required by Canadian securities regulators
Our code of conduct and ethics, our articles of incorporation and the bylaws are also available on our website.
Filings with the US Securities and Exchange Commission (SEC) can be accessed under Filings and forms on the SEC website (www.sec.gov).
Documents available in print
You can request a printed copy of the following documents at no charge from our corporate secretary:
•	our 2009 annual report which includes the audited financial statements and MD&A for the most recently completed financial year
•	any subsequent quarterly reports
•	our most recent annual information form
•	our code of conduct and ethics
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Appendix A
Interpretation
For the purposes of this Circular:
a person is an “associate” of another person if:
i.	one is a corporation of which the other is an officer or director;

ii.	one is a corporation that is controlled by the other or by a group of persons of which the other is a member;

iii.	one is a partnership of which the other is a partner;

iv.	one is a trust of which the other is a trustee;

v.	both are corporations controlled by the same person;

vi.	both are members of a voting trust or parties to an arrangement that relates to voting securities of the Corporation; or

vii.	both are at the same time associates, within the meaning of any of (i) to (vi) above, of the same person;
provided that:
viii.	if a resident associated with a non-resident submits to the Board of Directors of the Corporation a statutory declaration stating that no voting shares of the Corporation are held, directly or indirectly, for a non-resident, that resident and non-resident are not associates of each other, provided the statutory declaration is not false;

ix.	two corporations are not associates pursuant to (vii) above by reason only that each is an associate of the same person pursuant to (i) above;

x.	if any person appears to the Board to hold voting shares to which are attached not more than the lesser of four one-hundredths of 1% of the votes that may be cast to elect Directors of the Corporation and 10,000 such votes, that person is not an associate of any other person and no other person is an associate of that person in relation to those voting shares.
“beneficial ownership” includes ownership through a trustee, legal representative, agent or other intermediary.
“control” means control in any manner that results in control in fact, whether directly through ownership of securities or indirectly through a trust, an agreement, the ownership of any body corporate or otherwise.
“non-resident” means:
i.	an individual, other than a Canadian citizen, who is not ordinarily resident in Canada;

ii.	a corporation incorporated, formed or otherwise organized outside Canada;

iii.	a foreign government or agency thereof;

iv.	a corporation that is controlled by non-residents, directly or indirectly, as defined in any of (i) to (iii) above;

v.	a trust:
a.	established by a non-resident as defined in any of (ii) to (iv) above, other than a trust for the administration of a pension fund for the benefit of individuals, a majority of whom are residents; or

b.	in which non-residents as defined in any of (i) to (iv) above have more than 50% of the beneficial interest; or
vi.	a corporation that is controlled by a trust described in (v) above.
“person” includes an individual, corporation, government or agency thereof, trustee, executor, administrator, or other legal representative.
“resident” means an individual, corporation, government or agency thereof or trust that is not a non-resident.
The foregoing definitions are summaries only and are defined in their entirety by the provisions of the Eldorado Nuclear Limited Reorganization and Divestiture Act (Canada) and the Articles of the Corporation.

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Appendix B
Board mandate
PURPOSE
The purpose of the board of directors (“board”) is to supervise the management of the business and affairs of the corporation. The board of directors will discharge this responsibility by developing and determining policy by which the business and affairs of the corporation are to be managed and by overseeing the management of the corporation.
COMPOSITION
The board is elected by the shareholders at the annual meeting of the shareholders of the corporation. The board shall appoint the chair annually from among its non-executive independent members. As fixed by the articles of the corporation, the board shall consist of at least three and not more than fifteen members. A majority of the directors shall be resident Canadians.
A majority of the directors shall be independent pursuant to standards for independence adopted by the board (as provided in Appendix A to this mandate).
MEETINGS
The board will schedule at least six regular meetings annually and as many additional meetings as necessary to carry out its duties effectively. The board will hold special meetings at least once a year to specifically discuss strategic planning and strategic issues.
A meeting of the board may be called by the chair, the chief executive officer or any two directors. The corporate secretary shall, upon the direction of any of the foregoing, arrange a meeting of the board. Notice of the time and place of each meeting of the board must be given to each director either by personal delivery, electronic mail, facsimile or other electronic means not less than 48 hours before the time of the meeting or by mail not less than 96 hours before the date of the meeting. Board meetings may be held at any time without notice if all of the directors have waived or are deemed to have waived notice of the meeting.
A majority of the members of the board, or such other number as the directors may by resolution determine, shall constitute a quorum. No business may be transacted by the board except at a meeting of its members at which a quorum of the board is present. Each director is expected to attend all meetings of the board. A director who is unable to attend a board meeting in person may participate by telephone or teleconference.
At board meetings, each director is entitled to one vote and questions are decided by a majority of votes of the directors present. In case of an equality of votes, the chair of the meeting does not have a second or casting vote. The corporate secretary acts as secretary to the board. In the absence of the corporate secretary, the board may appoint any other person to act as secretary.
The board may invite such officers and employees of the corporation as it may see fit from time to time to attend at meetings of the board and assist thereat in the discussion and consideration of any matter.
DUTIES AND RESPONSIBILITIES
1.	The board of directors has specific responsibilities for the following, which do not, in any way, limit or comprehensively define its overall responsibility for the stewardship of the corporation:
a.	selection, appointment, evaluation and if necessary the termination of the chief executive officer;

b.	satisfying itself as to the integrity of the senior executives of the corporation and as to the culture of integrity throughout the corporation;

c.	succession planning, including appointing, counselling and monitoring the performance of executive officers;

d.	oversight of the human resources policies of the corporation and while taking into account the views and recommendations of the human resources and compensation committee, approval of the compensation of the chief executive officer and the other executive officers;

e.	adoption of an annual strategic planning process, approval of annual strategic plans and monitoring corporate performance against those plans;

f.	approval of periodic capital and operating plans and monitoring corporate performance against those plans;

g.	oversight of the policies and processes which identify the corporation’s principal business risks, and the systems in place to mitigate these risks;

h.	policies to require ethical behaviour of the corporation and its directors and employees, and compliance with laws and regulations;

i.	oversight of the policies and processes for the implementation and integrity of the corporation’s internal control and management information systems and its financial reporting;

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j.	assessment of the effectiveness of the board and its committees and overseeing the establishment of an appropriate orientation program for new directors and an education program for all directors;

k.	definition of the duties and the limits of authority of senior management, including approving a position statement for the chief executive officer;

l.	policies for disclosure of corporate information to facilitate effective communications with shareholders, other stakeholders and the public;

m.	health and safety and environmental policies and oversight of systems to enable compliance with these policies and all relevant laws and regulations;

n.	corporate governance including the relationship of the board of directors to management and taking reasonable steps to ensure the corporation has appropriate structures and procedures in place to permit the board of directors to effectively discharge its duties and responsibilities;

o.	calling meetings of shareholders and submission to the shareholders of any question or matter requiring approval of the shareholders;

p.	approval of directors for nomination and election, and recommendation of the auditors to be appointed at shareholders’ meetings, and filling a vacancy among the directors or in the office of the auditor;

q.	issuance of securities of the corporation;

r.	declaration of dividends and establishment of the dividend policy for the corporation;

s.	approval of the annual audited financial statements, quarterly financial statements and quarterly reports, management proxy circulars, takeover bid circulars, directors’ circulars, prospectuses, annual information forms and other disclosure documents required to be approved by the directors of a corporation under securities laws, regulations or rules of any applicable stock exchange;

t.	adoption, amendment or repeal of bylaws of the corporation;

u.	review and approval of material transactions not in the ordinary course of business; and

v.	other corporate decisions required to be made by the board of directors, or as may be reserved by the board of directors, to be made by itself, from time to time and not otherwise delegated to a committee of the board of directors or to the management of the corporation.
2.	Subject to the provisions of applicable law and the bylaws of the corporation, the responsibilities of the board of directors may be delegated, from time to time, to committees of the board of directors on such terms as the board of directors may consider appropriate.
ORGANIZATIONAL MATTERS
1.	The procedures governing the board shall be those in Parts 6 and 7 of the General Bylaws of the corporation.
2.	The board shall annually review and assess the adequacy of its mandate.
3.	The board shall participate in an annual performance evaluation.

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Appendix to the Board mandate
Definition of independent director and related definitions
In these guidelines:
1.	Following are the criteria for determining independence for purposes of membership on the board:
a.	“independent director” means a director who has no direct or indirect material relationship with the corporation. For this purpose, a material relationship means a relationship which could, in the view of the board, reasonably interfere with the exercise of a director’s independent judgment. Despite the foregoing, the following individuals are considered to have a material relationship with the corporation:
i.	an individual who is, or has been within the last three years, an employee or executive officer of the corporation;

ii.	an individual whose immediate family member is, or has been within the last three years, an executive officer of the corporation;

iii.	an individual who:
A.	is a partner of a firm that is the corporation’s internal or external auditor;

B.	is an employee of that firm; or

C.	was within the last three years a partner or employee of that firm and personally worked on the corporation’s audit within that time;
iv.	an individual whose immediate family member:
A.	is a partner of a firm that is the corporation’s internal or external auditor;

B.	is an employee of that firm and participates in its audit, assurance or tax compliance (but not tax planning) practice; or

C.	was within the last three years a partner or employee of that firm and personally worked on the corporation’s audit within that time;
v.	an individual who, or whose immediate family member, is or has been within the last three years, an executive officer of an entity if any of the corporation’s current executive officers serve or served at that same time on the entity’s compensation committee;

vi.	an individual who received, or whose immediate family member received, more than US $100,000 (or Cdn. $75,000 in the case of an immediate family member who is employed as an executive officer of Cameco Corporation) in direct compensation from the corporation during any 12 month period within the last three years, other than as remuneration for acting in his or her capacity as a member of the board or any board committee, or as a part-time chair or vice-chair of the board or any board committee, and fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the corporation if the compensation is not contingent in any way on continued service (and, for greater certainty, “direct compensation” does not include compensation received by an immediate family member for service as an employee of the corporation unless that immediate family member is an executive officer of Cameco Corporation);

vii.	an individual who is a current employee, or whose immediate family member is a current executive officer, of an entity that has made payments to, or received payments from, the corporation for property or services in an amount which, in any of the last three fiscal years, exceeds the greater amount of $1 million, or 2% of such other entity’s consolidated gross revenues; and

viii.	an individual who serves as an officer, director or trustee of a tax exempt organization, and the corporation’s discretionary charitable contributions to that organization exceed 1.5% of that organization’s total annual consolidated gross revenues within any of the last three fiscal years (providing that the corporation’s matching of employee charitable contributions will not be included in the amount of the corporation’s contributions for this purpose).
b.	For purposes of section 1(a) all references to “the corporation” are deemed to include a subsidiary entity of the corporation and a parent of the corporation.
2.	For purposes of this Appendix A, “immediate family member” means a person’s spouse, parent, child, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, sister-in-law, and anyone (other than a domestic employee of a person or family member) who shares that person’s home.

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For purposes of this Appendix A, a person or company is considered to be a subsidiary entity of another person or company if:
a.	it is controlled by:
i.	that other; or

ii.	that other and one or more persons or companies each of which is controlled by that other; or

iii.	two or more persons or companies, each of which is controlled by that other; or
b.	it is a subsidiary entity of a person or company that is the other’s subsidiary entity.
3.	For purposes of this Appendix A, “control” means the direct or indirect power to direct or cause the direction of the management and policies of a person or company, whether through ownership of voting securities or otherwise.
4.	For purposes of this Appendix A, “person” means an individual, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, trustee, executor, administrator or other legal representative.
5.	In determining independence for purposes of the audit committee, in addition to satisfying the board independence criteria, directors who are members of the audit committee will not be considered independent for the purpose of membership on the audit committee if:
a.	the audit committee member, or the member’s spouse, minor child or stepchild, or a child or stepchild who shares the member’s home, provides personal services to the corporation or its subsidiary for compensation (other than compensation for acting as a director);

b.	the audit committee member is a partner, member or principal of a consulting, legal, accounting, investment banking or financial services firm which provides services to the corporation or its subsidiary for fees, regardless of whether the audit committee member personally provided the services for which the fees are paid; or

c.	the audit committee member is an affiliated entity of the corporation or any of its subsidiaries, where:
i.	a person or company is considered to be an affiliated entity of another person or company if:
A.	one of them controls or is controlled by the other or if both persons or companies are controlled by the same person or company, or

B.	the person is an individual who is:
I.	both a director and an employee of an affiliated entity; or

II.	an executive officer, general partner or managing member of an affiliated entity;
ii.	despite subparagraph (c)(i)(B) above, an individual will not be considered to be an affiliated entity of the corporation if the individual:
A.	owns, directly or indirectly, no more than ten per cent of any class of voting securities of the corporation; and is not an executive officer of the corporation.

B.	Is not an executive officer of the corporation.

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